UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 26, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

Promotora de Informaciones, S.A. (Prisa) and Subsidiaries

Consolidated Financial Statements and Consolidated Directors' Report for 2013, together with Auditors' Report

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails.

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A.:

We have audited the consolidated financial statements of Promotora de Informaciones, S.A. ("the Company") and Subsidiaries ("the Group"), which comprise the consolidated balance sheet at December 31, 2013 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the directors of the Company are responsible for the preparation of the Group's consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying consolidated financial statements for 2013 present fairly, in all material respects, the consolidated equity and consolidated financial position of Promotora de Informaciones, S.A. and Subsidiaries at December 31, 2013, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group.

The accompanying consolidated directors' report for 2013 contains the explanations which the directors of Promotora de Informaciones, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2013. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Promotora de Informaciones, S.A. and Subsidiaries.

DELOITTE, S.L.
Registered in ROAC under no. S0692



Fernando García Beato
March 19, 2014

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Financial Statements for 2013 prepared in accordance with International Financial Reporting Standards as adopted by the European Union, together with Consolidated Directors' Report for 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Financial Statements for 2013 prepared in accordance with International Financial Reporting Standards as adopted by the European Union

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2013 AND 2012
(Thousands of euros)

ASSETS	Notes	12.31.2013	12.31.2012
A) NON-CURRENT ASSETS		**4,929,071**	**6,003,095**
I. PROPERTY, PLANT AND EQUIPMENT	5	262,091	296,419
II. GOODWILL	6	2,482,224	3,359,717
III. INTANGIBLE ASSETS	7	285,478	320,232
IV. NON-CURRENT FINANCIAL ASSETS	8	52,789	64,639
V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	597,264	612,214
VI. DEFERRED TAX ASSETS	19	1,244,006	1,343,869
VII. OTHER NON-CURRENT ASSETS		5,219	6,005
B) CURRENT ASSETS		**1,774,800**	**1,655,647**
I. INVENTORIES	10	240,252	270,309
II. TRADE AND OTHER RECEIVABLES			
1. Trade receivables for sales and services		984,398	981,268
2. Receivable from associates		12,148	22,269
3. Receivable from public authorities	19	56,496	55,661
4. Other receivables		274,750	266,615
5. Allowances		(75,595)	(73,798)
		1,252,197	1,252,015
III. CURRENT FINANCIAL ASSETS		142,911	20,063
IV. CASH AND CASH EQUIVALENTS		139,433	113,260
V. OTHER CURRENT ASSETS		7	-
C) ASSETS CLASSIFIED AS HELD FOR SALE		61	3,271
TOTAL ASSETS		6,703,932	7,662,013

EQUITY AND LIABILITIES	Notes	12.31.2013	12.31.2012
A) EQUITY	11	**1,569,326**	**2,611,627**
I. SHARE CAPITAL		105,266	99,132
II. OTHER RESERVES		634,149	1,299,881
III. ACCUMULATED PROFIT		880,097	769,583
- From prior years		1,528,802	1,024,616
- For the year: Profit attributable to the Parent		(648,705)	(255,033)
IV. TREASURY SHARES		(518)	(727)
V. EXCHANGE DIFFERENCES		(12,451)	17,805
VI. NON-CONTROLLING INTERESTS		(37,217)	425,953
B) NON-CURRENT LIABILITIES		**3,524,740**	**3,331,781**
I. NON-CURRENT BANK BORROWINGS	12	3,238,855	2,866,786
II. NON-CURRENT FINANCIAL LIABILITIES	12-13	106,809	158,655
III. DEFERRED TAX LIABILITIES	19	29,654	22,177
IV. LONG-TERM PROVISIONS	14	95,220	254,018
V. OTHER NON-CURRENT LIABILITIES		54,202	30,145
C) CURRENT LIABILITIES		**1,609,866**	**1,718,605**
I. TRADE PAYABLES		1,092,923	1,151,739
II. PAYABLE TO ASSOCIATES		2,956	10,870
III. OTHER NON-TRADE PAYABLES		106,497	97,228
IV. CURRENT BANK BORROWINGS	12	162,227	205,467
V. CURRENT FINANCIAL LIABILITIES	12-13	46,181	43,291
VI. PAYABLE TO PUBLIC AUTHORITIES	19	112,681	129,219
VII. PROVISIONS FOR RETURNS		11,141	7,577
VIII. OTHER CURRENT LIABILITIES		75,260	73,214
TOTAL EQUITY AND LIABILITIES		6,703,932	7,662,013

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated balance sheet at 31 December 2013.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR 2013 AND 2012
(Thousands of euros)

	Notes	12/31/2013	12/31/2012
Revenue		2,680,280	2,623,495
Other income		45,414	41,197
OPERATING INCOME	15	2,725,694	2,664,692
Cost of materials used		(1,130,008)	(889,352)
Staff costs	16	(539,633)	(604,957)
Depreciation and amortisation charge	5-7	(188,238)	(187,998)
Outside services	16	(757,528)	(742,977)
Change in allowances, write-downs and provisions	16	(46,413)	(100,196)
Impairment of goodwill	6	(847,084)	(301,282)
Other expenses		(17,857)	(12,984)
OPERATING EXPENSES		(3,526,761)	(2,839,746)
PROFIT FROM OPERATIONS		(801,067)	(175,054)
Finance income		4,708	5,469
Finance costs		(195,773)	(177,601)
Changes in value of financial instruments		3,830	(2,241)
Exchange differences (net)		1,630	281
FINANCIAL LOSS	17	(185,605)	(174,092)
Result of companies accounted for using the equity method	9	1,263	(6,275)
Loss from other investments	8	(352)	2
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		(985,761)	(355,419)
Income tax	19	(43,495)	20,436
PROFIT FROM CONTINUING OPERATIONS		(1,029,256)	(334,983)
Loss after tax from discontinued operations		(95)	(3,496)
CONSOLIDATED PROFIT FOR THE YEAR		(1,029,351)	(338,479)
Profit attributable to non-controlling interests	11j	380,646	83,446
PROFIT ATTRIBUTABLE TO THE PARENT		(648,705)	(255,033)
BASIC EARNINGS PER SHARE (in euros)	21	(0.64)	(0.27)

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated income statement for 2013.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR 2013
(Thousands of euros)

	12/31/2013	12/31/2012
CONSOLIDATED PROFIT FOR THE YEAR	(1,029,351)	(338,479)
Income and expense recognized directly in equity	**(63,876)**	**20,058**
Translation differences	(63,876)	20,058
TOTAL RECOGNIZED INCOME AND EXPENSE	(1,093,227)	(318,421)
Attributable to the Parent	(696,177)	(241,355)
Attributable to non-controlling interests	(397,050)	(77,066)

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated statement of comprehensive income for 2013.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2013 AND 2012
(Thousands of euros)

	Share capital	Share premium	Reserves	Reserves for first-time application of IFRSs	Prior years' accumulated profit	Treasury shares	Exchange differences	Accumulated profit for the Year	Equity attributable to the Parent	Non-controlling interests	Equity
Balance at December 31, 2011	84,786	437,879	787,422	(72,661)	831,500	(2,505)	9,755	(451,218)	1,624,958	593,077	2,218,035
Capital increases (Note 11 a y 11b)	14,346	201,239							215,585		215,585
Conversion of financial liabilities into equity (Note 13)		164,855							164,855		164,855
Issuance of financial instruments (Note 11c)			400,316						400,316		400,316
Treasury share transactions (Note 11g)											
- Delivery of treasury shares			-			3,786			3,786		3,786
- Purchase of treasury shares			-			(2,515)			(2,515)		(2,515)
- Reserves for treasury shares			(507)			507			-		-
Distribution of 2011 results											
- Reserves			(616,903)		165,685			451,218	-		-
Income and expense recognised in equity											
- Translation differences (Note 11i)					5,628		8,050		13,678	6,380	20,058
- Result for 2012								(255,033)	(255,033)	(83,446)	(338,479)
Other			(1,759)		21,803				20,044	(14,310)	5,734
Changes in non controlling interest (Note 11j)											
- Dividends paid during the year										(75,639)	(75,639)
- Due to changes in scope of consolidation										14	14
- Due to capital increases										(123)	(123)
Balance at December 31, 2012	99,132	803,973	568,569	(72,661)	1,024,616	(727)	17,805	(255,033)	2,185,674	425,953	2,611,627
Capital increases (Note 11 a y 11b)	6,134	54,353							60,487		60,487
Conversion of financial liabilities into equity (Note 13)		(76,511)							(76,511)		(76,511)
Issuance of equity instruments (Note 11a)			127,566						127,566		127,566
Treasury share transactions (Note 11g)											
- Delivery of treasury shares			-			1,619			1,619		1,619
- Purchase of treasury shares			-			(121)			(121)		(121)
- Reserves for treasury shares			1,289			(1,289)			-		-
Distribution of 2012 results											
- Reserves			(685,793)		430,760			255,033	-		-
Income and expense recognised in equity											
- Translation differences (Note 11i)					(17,216)		(30,256)		(47,472)	(16,404)	(63,876)
- Result for 2013								(648,705)	(648,705)	(380,646)	(1,029,351)
Other			(86,636)		90,642				4,006	(6,926)	(2,920)
Changes in non controlling interest (Note 11j)											
- Dividends paid during the year										(35,390)	(35,390)
- Due to changes in scope of consolidation										1,586	1,586
- Due to changes in percentage of consolidation										(25,390)	(25,390)
Balance at December 31, 2013	105,266	781,815	(75,005)	(72,661)	1,528,802	(518)	(12,451)	(648,705)	1,606,543	(37,217)	1,569,326

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated statement of changes in equity for 2013.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2013 AND 2012
(Thousands of euros)

	12/31/2013	12/31/2012
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(985,761)	(355,419)
Depreciation and provisions	1,097,257	602,056
Changes in working capital	(68,534)	(80,341)
Inventories	30,058	11,030
Accounts receivable	(43,838)	(55,904)
Accounts payable	(51,906)	(71,899)
Other current assets	(2,848)	36,432
Income tax recovered (paid)	(54,612)	(39,210)
Other adjustments to profit	155,517	123,309
Financial loss	185,605	174,092
Other	(30,088)	(50,783)
CASH FLOWS FROM OPERATING ACTIVITIES	143,867	250,395
Recurrent investments	(152,683)	(168,760)
Investments in intangible assets	(107,064)	(122,496)
Investments in property, plant and equipment	(45,619)	(46,264)
Investments in non-current financial assets	(3,683)	(6,956)
Proceeds from disposals	6,937	1,947
Other cash flows from investing activities	279	10,983
CASH FLOWS FROM INVESTING ACTIVITIES	(149,150)	(162,786)
Proceeds and (payments) relating to equity instruments	1,531	151,291
Proceeds relating to financial liability instruments	280,056	149,645
Payments relating to financial liability instruments	(61,512)	(43,509)
Dividends and returns on other equity instruments paid	(30,213)	(80,721)
Interest paid	(63,158)	(105,191)
Other cash flows from financing activities	(83,921)	(145,324)
CASH FLOWS FROM FINANCING ACTIVITIES	42,783	(73,809)
Effect of foreign exchange rate changes	(11,327)	1,302
CHANGE IN CASH FLOWS IN THE YEAR	26,173	15,102
Cash and cash equivalents at beginning of year	113,260	98,158
- Cash	97,256	94,288
- Cash equivalents	16,004	3,870
Cash and cash equivalents at end of year	139,433	113,260
- Cash	129,785	97,256
- Cash equivalents	9,648	16,004

The accompanying Notes 1 to 29 and Appendix I and II are an integral part of the consolidated statement of cash flows for 2013.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Consolidated Financial Statement for 2013 prepared in accordance with International Financial Reporting Standards as adopted by the European Union

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT FOR 2013

(1) GROUP ACTIVITIES AND PERFORMANCE

a) Group activities

Promotora de Informaciones, S.A. ("Prisa" or "the Company") was incorporated on January 18, 1972, and has its registered office in Madrid, at Gran Vía, 32. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of all manner of services.

In addition to the business activities carried on directly by the Company, Prisa heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group ("the Prisa Group" or "the Group"). Therefore, in addition to its own separate financial statements, Prisa is obliged to present consolidated financial statements for the Group including its interests in joint ventures and investments in associates.

The consolidated financial statements for 2012 were approved by the shareholders at the Annual General Meeting held on June 22, 2013.

The Group's consolidated financial statements for 2013 were authorized for issue by the Company's directors on March 18, 2014.

These consolidated financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 2d.

Shares of Prisa are admitted to trading on continuous market of the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia), and since November 29, 2010, on the New York Stock Exchange.

b) Evolution of the financial structure of the Group

In 2013, the Group continued with its financial restructuring.

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile *(see note 12)*.

The liquidity profile improved as a result of an additional credit line of EUR 353 million signed with certain institutional investors and a significant reduction in interest payments in cash.

The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other corporate transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

(2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Application of International Financial Reporting Standards (IFRSs)

The Group's consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as with the Commercial Code, the obligatory legislation approved by the Institute of Accounting and Auditors of Accounts, and other applicable Spanish legislation.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

- The IFRSs are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

- In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:

  - Consolidated balance sheet
  - Consolidated income statement
  - Consolidated statement of comprehensive income
  - Consolidated statement of changes in equity
  - Consolidated statement of cash flows

- As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all transactions, events and items in 2013 and 2012.

In 2013, the following amendment to accounting standard came into force which, therefore, was taken into account when preparing the accompanying consolidated financial statements:

- Amendment to IAS 12 Income Taxes: Deferred Tax - Recovery of Underlying Assets.
- IFRS 13 Fair Value Measurement .
- Amendments to IAS 1 Presentation of Items of Other Comprehensive Income.
- Amendments to IAS 19 Employee Benefits.
- Amendments to IFRS 7 Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities.
- Annual Improvements to IFRSs 2009-2011 Cycle: Minor amendments to a set of standards.
- IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine.

The application of these amendments and interpretations did not have a significant impact on the Group's consolidated financial statements for this year.

At December 31, 2013, the Prisa Group had not applied the following standards or interpretations issued, since the effective application thereof was required subsequent to that date or they have not been adopted by the European Union.

Standards, amendments, and interpretations		Mandatory application for financial years beginning on or after
Approved for use in the EU		
IFRS 10	Consolidated financial statements	**January 1, 2014 (*)**
IFRS 11	Joint arrangements	**January 1, 2014 (*)**
IFR 12	Disclosure of interests in other entities	**July 1, 2014 (*)**
IAS 27 (Revised)	Individual financial statements	**January 1, 2014 (*)**
IAS 28 (Revised)	Investments in associates and joint ventures	**January 1, 2014 (*)**
Amendment to IFRS 10, 11 y 12	Transition Guidance	**January 1, 2014 (*)**
IAS 32	Presentation - Offsetting financial assets and financial liabilities	**January 1, 2014 (*)**
Amendment to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	**January 1, 2014**
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	**January 1, 2014**

Standards, amendments, and interpretations		Mandatory application for financial years beginning on or after
Not yet approved for use in the EU		
IFRS 9	Financial Instruments: Classification and valuation and subsequent amendments to IFRS 9 and IFRS 7 about Mandatory Effective Date and Transition Disclosures.	**Not defined**
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	**July 1, 2014**
Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 cycle.	Minor amendments to a number of rules	**July 1, 2014**
IFRIC 21	Levies	**January 1, 2014**

(*)The EU Accounting Regulatory Committee agreed to push back the effective until the annual periods beginning on or after January 1, 2013.

All the accounting principles and measurement bases with a material effect on the consolidated financial statements were applied.

As at the date of authorization of the accompanying financial statements, the directors are assessing the potential impact of the future application of these standards on the Group's consolidated financial statements.

b) Fair presentation and accounting principles

The consolidated financial statements were obtained from the separate financial statements of Prisa and its subsidiaries and, accordingly, they present fairly the Group's equity and financial position at December 31, 2013, and the results of its operations, the changes in equity and the cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated statement of cash flows, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group's consolidated financial statements for 2013 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as adopted by the European Union.

c) Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Group's directors.

In the consolidated financial statements for 2013 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

- The measurement of assets and goodwill to determine the possible existence of impairment losses *(see Notes 4f and 4d).*
- The useful life of property, plant, and equipment, and intangible assets *(see Notes 4b and 4e).*
- The hypotheses used to calculate the fair value of financial instruments *(see Note 4g).*
- The assessment of the likelihood and amount of undetermined or contingent liabilities.
- Estimated sales returns received after the end of the reporting period.
- The estimates made for the determination of future commitments.
- The recoverability of deferred tax assets *(see Note 19).*

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analysed, it is possible that figures in the future differed materially from estimates and assumptions used. In this case, the effects in the corresponding consolidated income statements for future periods, as well as in assets and liabilities, would be recognized.

In 2013, there were no significant changes in the accounting estimates made at the end of 2012, apart from those used to determine goodwill and the probability of unfavourable court rulings about tax credits recognized occurring *(see Notes 6 and 19).*

d) Basis of consolidation

The consolidation methods applied were as follows:

Full consolidation-

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The fully consolidated companies are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of the subsidiary's acquisition over the Parent

Company's share of the net fair value of its assets and liabilities is recognized as goodwill. Any deficiency is credited to the consolidated income statement.

The share of third parties of the equity of Group companies is presented under *"Equity – Non-controlling interests"* in the consolidated balance sheet and their share of the profit for the year is presented under *"Profit attributable to non-controlling interests"* in the consolidated income statement.

The interest of non-controlling shareholders is stated at those shareholders' proportion of the fair values of the assets and liabilities recognized.

All balances and transactions between the fully consolidated companies were eliminated on consolidation.

Joint ventures-

The aggregation of balances and the eliminations of joint ventures are made in proportion to the participation of the group in the capital of these entities. Assets and liabilities consolidated as joint ventures are classified in the balance sheet consolidated according to their nature. Also part of the Group's revenues and expenses of these entities is recognized in the profit and loss statement consolidated on the basis of the nature of the related items. Consolidated companies are listed in Appendix I. The effect of proportionate consolidation on consolidated financial statements of the group is not significant.

Equity method-

Associates are accounted for using the equity method. Associates are companies in which Prisa holds direct or indirect ownership interests of between 20% and 50%, or even if the percentage of ownership is less than 20%, it has significant influence over their management. The companies accounted for using the equity method are listed in Appendices I and II, together with their main financial aggregates.

Under the equity method, investments are recognized in the balance sheet at the Group's share of net assets of the investee, adjusted, if appropriate, for the effect of transactions performed with the Group, plus any unrealized gains relating to the goodwill paid on the acquisition of the company.

Dividends received from these companies are recognized as a reduction in the value of the Group's investment. The Group's share of the profit or loss of these companies is included, net of the related tax effect, in the consolidated income statement under *"Result of companies accounted for using the equity method."*

Other matters -

The items in the balance sheets of the foreign companies included in the scope of consolidation were translated to euros using the closing rate method, i.e. all assets, rights and obligations were translated at the exchange rates prevailing at the end of the reporting period. Income statement items were translated at the average exchange rates for the year. The difference between the value of the equity translated at historical exchange rates and the net

equity position resulting from the translation of the other items as indicated above is recognized under "*Equity– Exchange differences*" in the accompanying consolidated balance sheet.

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate after adjusting the effects of changes in prices according to local regulations. At December 31, 2013, the only country in which the Group operates that pursuant to IAS 21 could be considered to be a hyperinflationary economy is Venezuela.

In keeping with standard practice, these consolidated financial statements do not include the tax effect of transferring to Prisa's accounts the accumulated reserves and retained earnings of the other consolidated companies, since it is considered that these balances will be used as equity by said companies.

The data relating to Sociedad Española de Radiodifusión, S.L., Prisa Radio, S.L., Grupo Santillana de Ediciones, S.L., Prisa Brand Solutions, S.L.U., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A. de C.V., Grupo Media Capital SGPS, S.A., DTS, Distribuidora de Televisión Digital, S.A. and Antena 3 de Radio, S.A. contained in these notes were obtained from their respective consolidated financial statements.

(3) CHANGES IN THE GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2013 were as follows:

Subsidiaries

In June 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Radiodifusão e Publicidade, Lda. (Rádio Sabugal), Rádio Manteigas Radiodifusão, Lda., Publicidade e Publicações,Lda. (Polimedia), Produções Radiofonicas de Coimbra, Lda. (PRC), and Penalva do Castelo FM Radiodifusão e Publicidade, Lda.

Also in June 2013, Radio Comercial, S.A. (Comercial) acquired a 75% de Rádio Concelho of Cantanhede, Lda. and Produções Audiovisuais, S.A. (Radio Cidade) acquired a 100% of Comunicaçao Social, Lda. (R 2000).

In July 2013, Prisa Brand Solutions, S.L.U. absorbed Prisa Innova, S.L.U. and Promotora de Informaciones, S.A. absorbed Prisa Televisión, S.A.U.

Also in September 2013, Prisa Noticias, S.L. sells stake in Redprensa, S.L.U., and therefore the group press distribution activity. As a result of this sale out of the scope of consolidation the following subsidiaries: Grupo Cronos Distribuidora Integral, S.L., Cronodís Logística Integral, S.L., Aldipren, S.L., Distritoledo, S.L. y Districuen, S.L.

In October 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Produçoes e Publicidade, Lda. (Leirimedia).

In November 2013, Prisa Eventos, S.L. was incorporated. It is 100% owned by Prisa Noticias, S.L.

Also in November 2013, Cantabria de Medios, S.A. disolved, a company owned by Propulsora Montañesa, S.A.

In December 2013, Vía Atención Comunicación, S.L. was absorbed by DTS, Distribuidora de Televisión Digital, S.A.

Jointly controlled entities

In February 2013, Santillana Ediciones Generales, S.A. de C.V. exits the shareholder structure of Historia para Todos S.A. de C.V., in which previously participated with a 50% stake.

Associates

In September 2013, Promotora de Informaciones, S.A. sold 27.98% of its stake in the capital of V-me Media Inc, keeping a share of 3.9%, so this society ceases to be consolidated.

Also in September 2013, as a result of the sale of Redprensa, S.L.U., by Prisa Noticias, S.L. came out of the scope of consolidation all the associates companies in the distribution business unit.

The main impacts on the balance sheet at December 31, 2013 related to the sale of the distribution business are summarized as follows:

	Thousands of euros
Non- current assets	20,060
Current financial assets and cash and cash equivalents	401
Other current assets	6,740
Current and non-current liabilities	(10,180)
Provision has been applied	**(10,021)**
Carrying amount	**7,000**
Cash consideration	2,500
Other consideration	4,500
Total consideration	**7,000**

As a result of the sale of the distribution business, the provision created for this concept has been applied in an amount of EUR 10,021 thousand *(see Note 14)*. After this operation, the provision has been totally used.

Significant operations

In November 2013 Prisa Radio, S.L. has reached an agreement with one of its shareholders, for the acquisition by Prisa Radio, S.L. of the shares of 3i Group plc in treasury stock. As consequence of this operation, the percentage by which to December 31, 2013 the participation of Radio business has been integrated in the consolidated financial statements of the Group has increased since the 73.5% to the 80.0%. In addition, there has been a liability for the amount pending payment derived from this agreement amounting to EUR 41,769 thousand,

which is registered in "*Other non-current liabilities*" (EUR 37,413 thousand) and "*Other current liabilities*" (EUR 4,356 thousand) of the accompanying consolidated balance sheet.

When comparing the information for 2013 and 2012, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the "*Changes in the consolidation scope*" column, should be taken into account.

(4) ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2013 and comparative information were as follows:

a) Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement according to the nature of the related item. The statement of cash flows was prepared using the indirect method.

b) Property, plant, and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

Property, plant and equipment acquired prior to December 31, 1983, are carried at cost, revalued pursuant to applicable legislation. Subsequent additions are stated at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Agrupación de Servicios de Internet y Prensa, S.L., Pressprint, S.L.U., Sociedad Española de Radiodifusión, S.L., Ítaca, S.L. and Algarra, S.A.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

	Years of estimated useful life
Buildings and structures	10 - 50
Plant and machinery	5 – 15
Digital set-top boxes	7
Digital access cards	7
Other items of property, plant and equipment	3 – 20

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the consolidated income statement.

c) **Finance leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Items of property, plant and equipment held under finance lease are recognized in the balance sheet according to the nature of the leased asset. A liability is recognized simultaneously for the same amount, which is the lower of the fair value of the leased asset or the sum of the present values of the lease payables and, where appropriate, the price of any purchase option.

The finance charge on these leases is allocated to the income statement so as to produce a constant periodic rate of interest over the lease term.

Assets held under finance leases are depreciated over the same estimated useful life as owned assets.

d) **Goodwill**

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first time consolidation, provided that the acquisition is not after control is obtained, is allocated as follows:

- If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.
- If it is attributable to non-contingent liabilities, by recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.
- If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

- The remaining amount is recognized as goodwill.

Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Once control is obtained, additional investments in subsidiaries and decreases in ownership interest without the loss of control do not affect the amount of goodwill. When a parent loses control of a subsidiary, it derecognizes the carrying amount of assets (including any goodwill) and liabilities and the share of non-controlling interests, recognizing the fair value of the consideration received and any residual ownership in the subsidiary. The remaining difference is taken to profit or loss in the income statement for the year.

The assets and liabilities acquired are measured provisionally at the acquisition date, and the provisional amounts are reviewed within a period of a year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill is considered to be an asset of the company acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary's functional currency and is translated to euros using the exchange rate prevailing at the balance sheet date.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at December 31, 2003, in accordance with Spanish GAAP. In both cases, since January 1, 2004, goodwill has not been amortized and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized *(see Note 4f)*.

e) Intangible assets

The main items included under *"Intangible assets"* and the measurement bases used were as follows:

Computer software-

"Computer software" includes the amounts paid to develop specific computer programs or the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized using the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

Prototypes-

This account includes basically prototypes for the publication of books, which are measured at the costs incurred in materials and work performed by third parties to obtain the physical medium required for industrial mass reproduction. The prototypes are amortized using the straight-line method over three years from the date on which they are launched on the market, in the case of textbooks, atlases, dictionaries and major works, and over two years in

the case of other publications. The cost of the prototypes of books that are not expected to be published is charged to the income statement for the year in which the decision not to publish is taken.

New subscribers – Installation and connection-

This item includes the direct costs incurred in the installation of equipment and the connection of new subscribers to digital satellite pay TV, net of accumulated amortization. These costs are amortized over a useful life of seven years, which is the estimated average subscription period. The Group writes off the carrying amount of the installation and connection costs relating to subscriptions cancelled during the year. These costs are individually identifiable for each subscriber, by DTS, and future economic benefits will flow from them for the digital satellite pay TV business.

This item also includes certain costs incurred in installing community digital satellite TV receivers (required to complete the satellite TV signal reception system), net of the related accumulated amortization. These costs are also amortized over an estimated useful life of seven years.

These costs are amortized using the method described above by crediting directly the related asset account in the balance sheet.

Advances on copyrights-

This account includes the advances paid to authors for the acquisition of book publishing rights. These advances are taken to expenses in the income statement from the date on which the book is launched on the market, at the rate established in each contract, which is applied to the book cover price. These items are presented in the balance sheet at cost, less the portion charged to income. This cost is reviewed each year and, where necessary, an allowance is recognized based on the projected sales of the related publication.

Audiovisual rights-

"Audiovisual rights" in the accompanying consolidated balance sheet includes the cost of various long-term audiovisual rights. These rights are depreciated according to the generation of revenues derived from them and the term of the contracts. They are reported to its expected recoverable.

Other intangible assets-

"Other intangible assets" includes basically the amounts paid to acquire administrative concessions for the operation of radio frequencies, which are subject to temporary administrative concessions. These concessions are generally granted for renewable ten-year periods and are amortized using the straight-line method over the term of the arrangement, except in cases where the renewal costs are not significant, in which case they are deemed to be assets with an indefinite useful life.

f) Impairment losses

Annually, at the end of each fiscal year and, when ever, there is evidence of impairment, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate cash flows that are largely independent of those from other assets or groups of assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at the end of each reporting period or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows to derive from the asset based on most recent budgets approved by management. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value at a rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2013 the rates used ranged from 7.5% to 13.0% depending on the business being analysed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

If the recoverable amount is lower than the asset's carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

In case the goodwill of a company with minority interests was fully recognized in the consolidated financial statements of the parent company, the assignment of the corresponding impairment between the parent company and the minority interests is made in accordance with their participation in the profit and losses of the company, that means in accordance with the participation in the share capital of the company. According to IFRS 3, the Group maintains the 100% of the goodwill of the pay TV business, as sales of minority stakes in previous years did not imply a loss of control. Consequently, the Group is considering a 100% of future cash flows of this business in the analysis of the goodwill impairment test and therefore the potential impairment of the goodwill will be assigned to the parent company (Prisa) and minority interests according with their stakes in DTS share capital, as there is no goodwill corresponding to minority interest not recorded in the consolidated financial statements of the Group.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement. An impairment loss recognized for goodwill must not be reversed.

g) **Financial instruments**

Non-current financial assets-

"Non-current financial assets" includes the following categories:

- *Loans and receivables:* these assets are recognized at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables. The Group records the related allowance for the difference between the recoverable amount of the receivables and their carrying amount.

- *Held-to-maturity investments:* investments that the Group has the positive intention and ability to hold to the date of maturity. They are carried at amortized cost.

- *Available-for-sale financial assets:* this category includes the remaining assets not included in the two categories above. These are almost entirely equity investments. These assets are carried on the consolidated balance sheet at fair value when this can be measured reliably. If the market value of investments in unlisted companies cannot be determined reliably, which is generally the case, these investments are measured at acquisition cost or at a lower amount if there is any indication of impairment.

Cash and cash equivalents-

"Cash and cash equivalents" in the consolidated balance sheet includes cash on hand and at banks, demand deposits and other short-term highly liquid investments that are readily convertible into cash and are not subject to a risk of changes in value.

Financial liabilities-

1. Financial liabilities

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognized in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognized initially at market value and are subsequently measured at amortized cost using the effective interest method.

2. Compound financial instruments

Compound financial instruments are non-derivative instruments that have both a liability and an equity component.

The Group recognizes, measures and presents separately the liability and equity components created by a single financial instrument.

The Group distributes the value of its instruments in accordance with the following criteria which, barring error, will not be subsequently reviewed.

a. The liability component is recognized by measuring the fair value of a similar liability that does not have an associated equity component.
b. The equity component is measured at the difference between the initial amount and the amount assigned to the liability component.
c. The transaction costs are distributed in the same proportion.

Derivative financial instruments and hedge accounting-

The Group is exposed to fluctuations in the exchange rates of the various countries in which it operates. In order to mitigate this risk, foreign currency hedges are used, on the basis of its projections and budgets, when the market outlook so requires.

Similarly, the Group is exposed to foreign currency risk as a result of potential fluctuations in the various currencies in which its bank borrowings and debts to third parties are denominated. Accordingly, it uses hedging instruments for transactions of this nature when they are material and the market outlook so requires.

The Group is also exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. In this regard, the Group arranges interest rate hedges, basically through contracts providing for interest rate caps.

Pursuant to IFRSs, changes in the value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

For instruments settled at a variable amount of shares or in cash, the Company recognizes a derivative financial liability when measuring these financial instruments using the Black-Scholes model.

h) Investments accounted for using the equity method

As discussed in *Note 2d,* investments in companies over which the Group has significant influence are accounted for using the equity method. The goodwill arising on the acquisition of these companies is also included under this heading.

Investments in companies accounted for using the equity method whose carrying amount is negative at the end of the reporting period are recognized under *"Non-current liabilities – Long-term provisions" (see Notes 9 and 14)* at their negative excluding the financial effect given the nature of the investments.

i) Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is *"Audiovisual rights,"* which are stated at acquisition cost and taken to income as follows:

1. Broadcasting rights for the "Canal+" premium pay TV family of channels:

    - *Film broadcasting rights acquired from third parties (outside productions):* the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.
    - *Sporting event broadcasting rights:* these rights are taken to income in full at the date of the first showing.
    - *Acquired series broadcasting rights:* the cost of these rights is taken to income on a straight-line basis over the various showings.
    - *Other rights:* these relate basically to documentaries, in-house productions and introductory program slots, and are recognized as cost of sales when broadcast.

2. Broadcasting rights for free-to-air television channels: mainly broadcasting rights acquired from third parties; they are taken to income in accordance with the number of showings.

Obsolete, defective or slow-moving inventories are reduced to their realizable value.

The Group assesses the net realizable value of the inventories at the period end and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

j) Assets classified as held for sale

Assets classified as held for sale are considered to be groups of assets directly associated with them, to be disposed of together as a group in a single transaction, on which it is estimate that its realization is highly likely within twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

k) Long-term provisions

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

The provisions for taxes relate to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfilment of certain conditions.

Provisions for third-party liability-

At the end of 2013, certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations.

"Provisions for third-party liability" also includes the estimated amount required to cover probable claims arising from obligations assumed by the consolidated companies in the course of their commercial operations.

l) Recognition of income and expenses

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes.

The accounting policies applied to recognize the revenue of the Group's main businesses are as follows:

- *Revenue from subscribers* arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. *Pay per view* revenue is recognized when the program acquired by the subscriber is screened.

- *Advertising revenue* is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

- *Revenue from book sales* is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts are deducted from revenue.

- *Revenue from the sale of newspapers and magazines* is recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors' fees are deducted from revenue.

- The *revenue* and the costs associated with *audiovisual production* agreements are recognized in the income statement by reference to the stage of completion at the balance sheet date, using the percentage of completion method. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

- *Revenue related to intermediation services* is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

- *Other income:* this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

m) Offsetting

Assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, they arise from transactions in which the Group has a contractual or legally enforceable right to set off the recognized amounts and its intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

n) Tax matters

The current income tax expense or receipt represents the sum of the current tax expense and the deferred tax assets and liabilities. The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases, as well as non-deductible costs which will be deductible later on. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from the carry forward of unused tax loss and unused tax credits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit (loss) nor taxable profit or loss.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deductible temporary difference can be utilized, and the deferred tax assets do not arise from the initial recognition of an asset or liability that is not a business and, at the time of the transaction, affects neither accounting profit (loss) nor taxable profit (loss). The other deferred tax assets (carry forward of tax losses and unused tax credits) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

o) Loss after tax from discontinued operations

A discontinued operation is a line of business that the Group has decided to abandon and/or sell and whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

The income and expenses of the discontinued operations are presented separately in the consolidated income statement under *"Loss after tax from discontinued operations."*

p) Foreign currency transactions

Foreign currency transactions are translated to euros (the Group's functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies' financial statements are denominated are translated to euros at the closing exchange rates. Any resulting translation differences are recognized as finance income or finance costs in the consolidated income statement.

Balances and transactions in currencies of hyperinflationary economies are translated at the closing exchange rate. At December 31, 2013, the only country in which the Group operates that pursuant to IAS 21 could be considered to be a hyperinflationary economy is Venezuela. Prisa has not been affected materially by the hyperinflation effect.

In January 2014 Venezuela passed a new legislation by means of which a new exchange rate to be applied in certain currency transactions was established from that moment on. The exchange rate applied as of December, 2013 has been the official rate and the new legislation will be applied in the future.

q) Current/non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

r) Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

- Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly -liquid investments that are subject to an insignificant risk of changes in value.
- Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.
- Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and in cash equivalents. For transactions between the parent and non-controlling interests, these only include those representing a change of control, in accordance with IAS 27.
- Financing activities: activities that result in changes in the size and composition of equity and borrowings, as well as transactions between the parent and non-controlling interests which do not represent a change of control in accordance with IAS 27.

s) Environmental impact

In view of the printing activities carried on by certain consolidated Group companies, mainly Pressprint, S.L.U. and Dédalo Grupo Gráfico, S.L., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not significant, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results.

(5) PROPERTY, PLANT, AND EQUIPMENT

2013

The changes in 2013 in *"Property, plant and equipment"* in the consolidated balance sheet were as follows:

	Thousands of euros							
	Balance at 12/31/2012	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/2013
Cost:								
Land and buildings	113,433	885	(5,978)	185	309	(724)	4,187	112,297
Plant and machinery	529,581	547	(8,260)	(1,812)	6,092	(27,292)	403	499,259
Digital set-top boxes and cards	330,989	-	-	-	15,510	(26,116)	-	320,383
Other items of property, plant and equipment	134,916	352	(8,758)	(843)	21,581	(13,389)	2,237	136,096
Advances and property, plant and equipment in the course of construction	2,066	-	(319)	-	2,127	(205)	(1,315)	2,354
Total cost	**1,110,985**	**1,784**	**(23,315)**	**(2,470)**	**45,619**	**(67,726)**	**5,512**	**1,070,389**
Accumulated depreciation:								
Buildings	(35,709)	(327)	2,020	(142)	(2,473)	1,069	8	(35,554)
Plant and machinery	(399,334)	(358)	6,893	1,061	(25,601)	22,186	1,529	(393,624)
Digital set-top boxes and cards	(252,312)	-	-	-	(23,203)	25,896	-	(249,619)
Other items of property, plant and equipment	(93,286)	(223)	4,961	676	(16,786)	12,076	(1,531)	(94,113)
Total accumulated depreciation	**(780,641)**	**(908)**	**13,874**	**1,595**	**(68,063)**	**61,227**	**6**	**(772,910)**
Impairment losses:								
Buildings	(8,581)	-	3	-	(2,551)	278	(474)	(11,325)
Plant and machinery	(19,693)	-	-	-	(2,682)	3,570	474	(18,331)
Digital set-top boxes and cards	(4,557)	-	-	-	(320)	219	-	(4,658)
Other items of property, plant and equipment	(1,094)	-	19	-	(476)	441	36	(1,074)
Total impairment losses	**(33,925)**	**-**	**22**	**-**	**(6,029)**	**4,508**	**36**	**(35,388)**
Property, plant and equipment, net	**296,419**	**876**	**(9,419)**	**(875)**	**(28,473)**	**(1,991)**	**5,554**	**262,091**

2012

The changes in 2012 in *"Property, plant and equipment"* in the consolidated balance sheet were as follows:

	Thousands of euros							
	Balance at 12/31/2011	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/2012
Cost:								
Land and buildings	92,813	782	1,454	17,928	912	(488)	32	113,433
Plant and machinery	477,529	507	3,063	52,010	8,939	(15,325)	2,858	529,581
Digital set-top boxes and cards	363,274	-	-	-	10,970	(43,255)	-	330,989
Other items of property, plant and equipment	120,875	538	185	1,199	24,048	(13,231)	1,302	134,916
Advances and property, plant and equipment in the course of construction	3,664	-	(137)	370	1,395	(177)	(3,049)	2,066
Total cost	**1,058,155**	**1,827**	**4,565**	**71,507**	**46,264**	**(72,476)**	**1,143**	**1,110,985**
Accumulated depreciation:								
Buildings	(28,931)	(310)	(364)	(3,353)	(2,919)	168	-	(35,709)
Plant and machinery	(349,394)	(800)	(2,680)	(29,376)	(30,825)	13,964	(223)	(399,334)
Digital set-top boxes and cards	(268,515)	-	-	-	(26,042)	42,245	-	(252,312)
Other items of property, plant and equipment	(92,762)	(451)	89	(489)	(11,254)	11,710	(129)	(93,286)
Total accumulated depreciation	**(739,602)**	**(1,561)**	**(2,955)**	**(33,218)**	**(71,040)**	**68,087**	**(352)**	**(780,641)**
Impairment losses:								
Buildings	(182)	-	-	-	(1,798)	182	(6,783)	(8,581)
Plant and machinery	(195)	-	-	-	-	938	(20,436)	(19,693)
Digital set-top boxes and cards	(9,643)	-	-	-	4,086	1,001	(1)	(4,557)
Other items of property, plant and equipment	(1,092)	-	(10)	-	(35)	42	1	(1,094)
Total impairment losses	**(11,112)**	**-**	**(10)**	**-**	**2,253**	**2,163**	**(27,219)**	**(33,925)**
Property, plant and equipment, net	**307,441**	**266**	**1,600**	**38,289**	**(22,523)**	**(2,226)**	**(26,428)**	**296,419**

Changes in the scope of consolidation-

The *"Change in scope of consolidation"* column shows, primarily the effect of the exit of the scope of consolidation of the companies of the distribution business unit, derived from the sale of Redprensa, S.L.U. by Prisa Noticias, S.L. *(see Note 3)*.

Additions-

The most significant additions in 2013 were as follows:

- *"Digital set-top boxes and cards,"* in the amount of EUR 15,510 thousand, from investments made by DTS, Distribuidora de Televisión Digital, S.A. in iPlus, and digital cards.

- *"Plant and machinery,"* in the amount of EUR 6,092 thousand, primarily from investments made by DTS, Distribuidora de Televisión Digital, S.A. in installations, machinery and technical equipment necessary to provide television

services in its headquarters, and Group Media Capital, SGPS, S.A. for the acquisition of audiovisual equipment.

- *"Other items of property, plant and equipment,"* in the amount of EUR 21,581 thousand, mainly, from investments made for Santillana in digital developments and learning systems.

Disposals-

In 2013 and 2012 the DTS, Distribuidora de Televisión Digital, S.A. derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Additionally, the Group derecognized EUR 13,808 thousand corresponding to the fully amortized property, plant and equipment related to the printing plant in Lugo.

Impairment losses-

In 2013, impairment losses of EUR 2,971 thousand were recognized for the printing plant in Valencia.

There are no restrictions on holding title to the property, plant, and equipment other than those indicated in *Note 12*.

There are no future property, plant, and equipment purchase commitments.

At December 31, 2013, the Prisa Group´s assets included fully amortized property, plant, and equipment amounting to EUR 485,744 thousand (December 31, 2012: EUR 469,992 thousand).

Non-current assets held under leases-

At December 31, 2013, *"Property, plant, and equipment"* on the consolidated balance sheet included assets held under finance leases amounting to EUR 84,182 thousand (December 31, 2012: EUR 89,821 thousand).

The breakdown of the carrying amounts of non-current assets held under finance leases by nature of the leased asset at December 31, 2013 and 2012 is as follows (in thousands of euros) is as follows:

	12/31/2013			12/31/2012		
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Digital set-top boxes and cards	85,859	(29,177)	56,682	90,542	(26,212)	64,330
Plant and machinery	9,008	(6,654)	2,354	8,502	(4,885)	3,617
Other items of property, plant and equipment	38,911	(13,765)	25,146	26,863	(4,989)	21,874
Total	**133,778**	**(49,596)**	**84,182**	**125,907**	**(36,086)**	**89,821**

"Other items of property, plant and equipment" mainly include digital developments and learning systems of Santillana under financial leases.

The breakdown of the value of the purchase option, the amount of payments made in the year and the nominal value of outstanding payments in 2013 is as follows:

	Value of purchase option	Amount of payments made in the year	Nominal value of outstanding payments			
			Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Digital set-top boxes and cards	-	27,331	21,202	14,000	7,202	-
Plant and machinery	37	797	2,448	916	1,530	2
Other items of property, plant and equipment	19,715	3,281	27,243	10,996	16,247	-
Total	**19,752**	**31,409**	**50,893**	**25,912**	**24,979**	**2**

On June 15, 2011, and for a period of five years, Prisa TV signed a master lease agreement with Cisco System Capital Spain, S.L in the amount of USD 80 million, to finance the purchase of iplus set-top boxes, which includes purchases made since May 2010.

Cisco System Capital Spain, S.L. has reached an agreement with Prisa TV to become the exclusive supplier of the set-top boxes required, over the next five years, for the Company's line of business. The detail of these agreements at December 31, 2013 is as follows:

Cost	Purchase option	Contract Duration (months)	Period elapsed (months)	Amount of payments made in the year	Outstanding payments
43,427	-	36	31	13,098	3,275
12,631	-	36	29	4,592	2,296
1,742	-	36	28	633	317
3,207	-	36	27	1,166	874
3,476	-	36	26	1,264	948
3,476	-	36	25	1,264	948
1,717	-	36	24	626	624
586	-	36	18	213	319
1,707	-	36	16	621	931
408	-	49	20	114	256
2,163	-	49	19	605	1,512
2,830	-	49	17	791	1,979
2,397	-	49	16	670	1,844
905	-	49	15	253	696
521	-	49	12	146	437
1,213	-	49	12	339	1,018
3,023	-	49	11	846	2,537
430	-	49	10	90	391
85,859				**27,331**	**21,202**

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant, and equipment are exposed. At December 31, 2013 and 2012, the insurance policies taken out sufficiently covered the related risks.

(6) GOODWILL

2013

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2013 is as follows:

	Thousands of euros					
	Balance at 12/31/2012	Translation adjustment	Impairment	Changes in scope of consolidation	Transfers	Balance at 12/31/2013
Antena 3 de Radio, S.A.	6,115	-	-	-	-	6,115
Editora Moderna, Ltda.	81,968	(13,560)	-	-	-	68,408
Editora Objetiva, Ltda.	11,041	(1,786)	-	-	-	9,255
Grupo Latino de Radiodifusión Chile, Ltda.	64,751	(8,032)	-	(122)	-	56,597
Grupo Media Capital, SGPS, S.A.	417,085	-	-	-	-	417,085
Propulsora Montañesa, S.A.	8,608	-	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	24,000	(1,439)	-	-	(1,919)	20,642
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	1,919	31,389
DTS, Distribuidora de Televisión Digital, S.A.	2,693,260	-	(844,584)	-	-	1,848,676
Other companies	23,419	(333)	(2,500)	(5,137)	-	15,449
Total	**3,359,717**	**(25,150)**	**(847,084)**	**(5,259)**	**-**	**2,482,224**

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2013 is as follows:

	Thousands of euros					
	Balance at 12/31/2012	Translation adjustment	Impairment	Changes in scope of consolidation	Transfers	Balance at 12/31/2013
Radio	149,801	(9,768)	(2,500)	(122)	-	137,411
Education	93,838	(15,402)	-	-	-	78,436
Audiovisual	3,110,346	-	(844,584)	-	-	2,265,762
Other	5,732	20	-	(5,137)	-	615
Total	**3,359,717**	**(25,150)**	**(847,084)**	**(5,259)**	**-**	**2,482,224**

Changes in scope of consolidation included in *"Others"* refer to the sale of the distribution business as a consequence of the disposal Redprensa, S.L.U. *(see Note 3).*

2012

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 was as follows:

	Thousands of euros				
	Balance at 12/31/2011	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2012
Antena 3 de Radio, S.A.	6,115	-	-	-	6,115
Editora Moderna, Ltda.	60,565	21,403	-	-	81,968
Editora Objetiva, Ltda.	12,237	(1,196)	-	-	11,041
Grupo Latino de Radiodifusión Chile, Ltda.	60,286	4,465	-	-	64,751
Grupo Media Capital, SGPS, S.A.	420,881	-	-	(3,796)	417,085
Propulsora Montañesa, S.A.	8,608	-	-	-	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	(4,787)	-	-	24,000
Sociedad Española de Radiodifusión, S.L.	29,470	-	-	-	29,470
Prisa Televisión, S.A.U.	2,987,587	-	(294,327)	-	2,693,260
Other companies	30,541	(167)	(6,955)	-	23,419
Total	**3,645,077**	**19,718**	**(301,282)**	**(3,796)**	**3,359,717**

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2012 was as follows:

	Thousands of euros				
	Balance at 12/31/2011	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2012
Radio	157,205	(449)	(6,955)	-	149,801
Education	73,671	20,167	-	-	93,838
Audiovisual	3,408,469	-	(294,327)	(3,796)	3,110,346
Other	5,732	-	-	-	5,732
Total	**3,645,077**	**19,718**	**(301,282)**	**(3,796)**	**3,359,717**

Changes in scope of consolidation in audiovisual segment were due mainly to elimination the goodwill of Rede Teledifusora Independente, S.A belonging to Grupo Media Capital, SGPS, S.A., derived from its sale (EUR 3.8 million).

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated to one or more cash-generating units. The recoverable amount of each cash- generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows based on the business plans most recently elaborated by management. These business plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% depending on the business analysed.

In order to calculate the present value of these flows, they are discounted at a rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2013 the rates used ranged from 7.5% to 13.0% depending on the business being analysed. The range used for the most relevant impairment tests was from 8.0% to 10.0%.

DTS, Distribuidora de Televisión Digital, S.A.-

The main variables in which is based the direction to determine the value in use of the audiovisual business in DTS, Distribuidora de Television Digital, S.A., according to future forecasts that cover the next five years, are as follows:

Variations in the number of subscribers and ARPU (average revenue per user) – The combination of these variables make up the bulk of revenues from DTS's business (75.1% of the total in 2013). In its assumptions, management factored in any increase in the numbers of subscribers of the offering that DTS is distributing by satellite and internet as a result of not only a recovery in the number of new subscribers, but also a decrease in cancellation rates. It also considered the impact on the number of subscribers and on the cost of attracting them of the recent changes in the competitive environment due to aggressive commercialization made by certain operators as they are giving contents for free in combination with other services and the growing competition in purchasing content. It also envisages growth in other platforms thanks to the content distribution agreements signed with the main telecommunications operators.

Increase in programming costs – In its projections, management has estimated the future consequences of commitments acquired with service and content providers, assuming where applicable, that those services will continue to be provided and that it will have access to the same high-quality content as now. In this sense, it will take some time to absorb the increase of the costs of the soccer rights. Estimates operating costs reflect streamlining plans begun in prior years, as well as growth plans that should strengthen and transform certain business areas.

Media Capital-

The main variables used by management to determine the value in use of Media Capital's audiovisual business were as follows:

Evolution of the audience share and advertising share- management predicts growth, albeit small, in both audience share and advertising share in the future projections of TVI, Media Capital's

free-to- air TV channel and the current market leader, which has maintained its market share in recent years.

Variations in the advertising market – management has adjusted its projections for the advertising market to the new macroeconomic environment in Portugal. Therefore estimates contemplate the recovery of the advertising market, although advertising levels estimated for the fifth year remain under those for 2011, according to trends given by third parties estimates.

Results of the impairment tests-

- DTS, Distribuidora de Televisión Digital, S.A

In 2013, the audiovisual business's operating indicators continued to be affected by the difficult economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Consequently, in the first half of 2013, there was an impairment of EUR 208 million due to an extension of the period needed for absorbing the increase in the costs associated with the change in the football marketing model.

Additionally, in the second half of 2013, certain competitors changed their strategies in terms of content acquisition and aggressive commercialization as they are giving contents for free in combination with other services, which had a negative impact on the Group's pay TV business's operating indicators and, therefore, on the implementation of the envisaged targets. The management assumes that the effects of this new competitive position will go beyond the short term. Therefore, at December 2013, an additional impairment of EUR 637 million was recognized in the income statement, amounting to a total of EUR 845 million in 2013.

In 2012, was recognized an impairment loss of EUR 294 million.

- Media Capital

At December 31, 2012 and 2013, the recoverable value of Media Capital is higher than its book value.

- Other impairment tests

In 2012, owing to the struggles of the music and record industry in general, an impairment of EUR 5,955 thousand was recognized on RLM, S.A. and Merchandising On Stage, S.L.'s goodwill in the accompanying consolidated income statement. Also, in 2013, has deteriorated EUR 1,000 thousand of goodwill assigned to RLM, S.A.

According to the estimates and projections available to the Group's directors, the expected future cash flows attributable to the cash-generating units or groups of cash-generating units to which goodwill is allocated indicate that the net value of each goodwill allocated at December 31, 2013, may be recovered.

Sensitivity to changes in key assumptions-

- DTS, Distribuidora de Televisión Digital, S.A.

Due to the impairment of goodwill recognized during 2013, the carrying amount is quite similar to value in use.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition. Specially, a 5% decrease in ARPU in the next five years would generate an additional impairment of goodwill of approximately EUR 103 million. For a 5% decrease in subscriber numbers in the next five years, the additional impairment would total EUR 73 million. A 0.5% increase in the discount rate would lead to additional impairment of EUR 205 million.

- Media Capital

In order to determine the sensitivity of value in use calculations to changes in the key assumptions, an analysis was carried out on the following changes in the key assumptions without producing additional impairment losses on the goodwill allocated:

- Increase of 0.5% in the discount rate.
- Decrease of 0.5% in the expected growth rate from the fifth year.
- Decrease of 1% in advertising share.

If the discount rate increases by 0.5%, the recoverable amount of Media Capital would exceed the book value by EUR 15.8 million.

If the growth rate expected after the fifth year decreases by 0.5%, the recoverable amount of Media Capital would exceed the book value by EUR 23.0 million.

If the advertising rate falls by 1%, the recoverable amount of Media Capital would exceed the book value by EUR 24.0 million.

(7) INTANGIBLE ASSETS

2013

The changes in 2013 in *"Intangible assets"* in the consolidated balance sheet were as follows:

	Thousands of euros							
	Balance at 12/31/2012	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/2013
Cost:								
Computer software	256,645	318	(2,074)	(1,858)	22,252	(10,241)	(384)	264,658
Prototypes	210,862	255	(24,120)	(24)	41,813	(18,582)	1,117	211,321
New subscribers – Installation and connection	105,463	-	-	-	35,283	(45,144)	-	95,602
Advances on copyrights	74,120	(20)	(2,392)	(527)	6,853	(4,970)	(756)	72,308
Audiovisual rights	76,813	-	(30)	-	-	(113)	-	76,670
Other intangible assets	111,059	142	(5,387)	(1,055)	863	(1,530)	78	104,170
Total cost	**834,962**	**695**	**(34,003)**	**(3,464)**	**107,064**	**(80,580)**	**55**	**824,729**
Accumulated amortization:								
Computer software	(172,307)	(334)	1,460	1,628	(29,084)	9,074	404	(189,159)
Prototypes	(148,376)	(217)	18,060	25	(35,573)	17,428	(462)	(149,114)
Advances on copyrights	(47,740)	-	1,150	527	(4,771)	2,582	234	(48,018)
Audiovisual rights	(57,674)	-	30	-	(1,966)	85	-	(59,525)
Other intangible assets	(46,350)	(141)	2,962	1,000	(48,781)	46,502	(422)	(45,230)
Total accumulated amortization	**(472,447)**	**(692)**	**23,662**	**3,180**	**(120,175)**	**75,671**	**(246)**	**(491,046)**
Impairment losses:								
Computer software	(3,373)	-	-	-	(1,147)	481	-	(4,039)
Prototypes	(529)	-	5	-	(1,466)	113	93	(1,784)
Advances on copyrights	(22,128)	-	499	-	(3,580)	2,231	(88)	(23,066)
Other intangible assets	(16,253)	-	195	-	(3,258)	-	-	(19,316)
Total impairment losses	**(42,283)**	**-**	**699**	**-**	**(9,451)**	**2,825**	**5**	**(48,205)**
Intangible assets, net	**320,232**	**3**	**(9,642)**	**(284)**	**(22,562)**	**(2,084)**	**(186)**	**285,478**

2012

The changes in 2012 in *"Intangible assets"* in the consolidated balance sheet were as follows:

	Thousands of euros							
	Balance at 12/31/2011	Monetary adjustment	Translation adjustment	Changes in scope of consolidation	Additions	Disposals	Transfers	Balance at 12/31/2012
Cost:								
Computer software	222,570	262	(453)	90	32,031	(7,461)	9,606	256,645
Prototypes	223,276	866	(8,864)	-	38,919	(17,505)	(25,830)	210,862
New subscribers - Installation and connection	109,528	-	-	-	41,749	(45,814)	-	105,463
Advances on copyrights	71,024	(9)	(3,575)	-	8,432	(1,592)	(160)	74,120
Audiovisual rights	52,792	-	-	-	250	(3,897)	27,668	76,813
Other intangible assets	121,836	496	1,444	(101)	1,115	(4,087)	(9,644)	111,059
Total cost	**801,026**	**1,615**	**(11,448)**	**(11)**	**122,496**	**(80,356)**	**1,640**	**834,962**
Accumulated amortization:								
Computer software	(155,136)	(272)	261	(63)	(24,106)	7,318	(309)	(172,307)
Prototypes	(153,540)	(764)	7,746	-	(34,427)	32,609	-	(148,376)
Advances on copyrights	(45,302)	-	516	-	(4,855)	1,342	559	(47,740)
Audiovisual rights	(40,840)	-	3	-	(3,960)	(12,877)	-	(57,674)
Other intangible assets	(45,534)	(371)	(1,111)	171	(49,599)	49,432	662	(46,350)
Total accumulated amortization	**(440,352)**	**(1,407)**	**7,415**	**108**	**(116,947)**	**77,824**	**912**	**(472,447)**
Impairment losses:								
Computer software	-	-	-	-	(3,356)	-	(17)	(3,373)
Prototypes	(13,363)	-	5	-	(54)	50	12,833	(529)
Advances on copyrights	(16,051)	-	184	-	(7,328)	1,017	50	(22,128)
Other intangible assets	-	-	-	-	(4,003)	1,255	(13,505)	(16,253)
Total impairment losses	**(29,414)**	**-**	**189**	**-**	**(14,741)**	**2,322**	**(639)**	**(42,283)**
Intangible assets, net	**331,260**	**208**	**(3,844)**	**97**	**(9,192)**	**(210)**	**1,913**	**320,232**

Changes in the scope of consolidation-

The *"Change in scope of consolidation"* column shows, primarily the effect of the exit of the scope of consolidation of the companies of the distribution business unit, derived from the sale of Redprensa, S.L.U. by Prisa Noticias, S.L. *(see Note 3)*.

Additions-

The most significant additions in 2013 were as follows:

- *"New subscribers – Installation and connection"* amounting to EUR 35,283 thousand which included the costs incurred by DTS, Distribuidora de Televisión Digital, S.A. in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

- *"Prototypes,"* amounting to EUR 41,813 thousand, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

- *"Computer software,"* amounting to EUR 22,252 thousand, relating to the computer software acquired and/or developed by third parties for Group companies.

- *"Advances on copyrights,"* amounting to EUR 6,853 thousand, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

Disposals-

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,428 thousand of fully depreciated prototypes.

"Other intangible assets" includes administrative concessions amounting to EUR 44,828 thousand, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At the end of each reporting period, the residual useful life of these concessions is analyzed in order to ensure that it continues to be indefinite; if this is not the case, the concessions are amortized.

At December 31, 2013, the Prisa Group's assets included fully amortized intangible assets amounting to EUR 267,634 thousand (December 31, 2012: EUR 223,966 thousand).

There are no restrictions on holding title to the intangible assets other than those indicated in *Note 12.*

There are no future relevant intangible asset purchase commitments other than those indicated in *Note 25.*

(8) NON- CURRENT FINANCIAL ASSETS

2013

Non-current financial assets

The changes in *"Non-current financial assets"* in the consolidated balance sheet in 2013, by type of transaction, were as follows:

	Thousands of euros					
	Balance at 12/31/2012	Translation / monetary adjustment	Changes in scope of consolidation	Additions / allowance	Disposals / Transfers	Balance at 12/31/2013
Loans and receivables	**41,136**	**(713)**	**(147)**	**7,363**	**(7,000)**	**40,639**
Loans to associates	18,783	(38)	(76)	1,927	(181)	20,415
Long-term loans to third parties	19,808	-	(71)	8,946	(1,789)	26,894
Other non-current financial assets	5,705	(675)	-	-	(5,030)	-
Allowance	(3,160)	-	-	(3,510)	-	(6,670)
Held-to-maturity investments	**21,119**	**142**	**(472)**	**(1,217)**	**(8,039)**	**11,249**
Available-for-sale financial assets	**2,384**	**(17)**	**(972)**	**1,283**	**(1,777)**	**901**
Non-controlling equity interests	8,811	(53)	2,329	1,506	(3,833)	8,760
Other non-current financial assets	62	(1)	(1)	16	(17)	59
Allowance	(6,489)	37	(3,300)	(239)	2,073	(7,918)
Total	**64,639**	**(872)**	**(1,591)**	**7,429**	**(16,816)**	**52,789**

Under the caption of *"Loans and receivables"* additions in *"Long-term loans to third parties"* mainly included account receivables arising from the sale of Redprensa, S.L.U. *(see note 3)*. In addition, it has recorded a provision of 3,415 thousand euros on the credit of EUR 13,151 thousands on credit granted to Le Monde Libre.

The carrying amount of the financial assets does not vary significantly from their fair value.

2012

Non-current financial assets

The changes in *"Non-current financial assets"* in the consolidated balance sheet in 2012, by type of transaction, were as follows:

	Thousands of euros					
	Balance at 12/31/2011	Translation / monetary adjustment	Changes in scope of consolidation	Additions / allowance	Disposals / Transfers	Balance at 12/31/2012
Loans and receivables	**84,733**	**382**	**-**	**24,849**	**(68,828)**	**41,136**
Loans to associates	144,493	(18)	-	23,566	(149,258)	18,783
Long-term loans to third parties	30,778	-	-	1,283	(12,253)	19,808
Other non-current financial assets	5,305	400	-	-	-	5,705
Allowance	(95,843)	-	-	-	92,683	(3,160)
Held-to-maturity investments	**20,680**	**(24)**	**6**	**2,123**	**(1,666)**	**21,119**
Available-for-sale financial assets	**16,275**	**8**	**16**	**483**	**(14,398)**	**2,384**
Non-controlling equity interests	40,608	31	-	459	(32,287)	8,811
Other non-current financial assets	33	-	16	22	(9)	62
Allowance	(24,366)	(23)	-	2	17,898	(6,489)
Total	**121,688**	**366**	**22**	**27,455**	**(84,892)**	**64,639**

Disposals/transfers-

The movement in *"Loans and receivables"* was mainly due to the elimination the loans granted to Dédalo Grupo Gráfico, S.L, net of provisions, amounting to EUR 44,110 thousand, as the group is being fully consolidated from April 1, 2012.

(9) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2013

The changes in 2013 in *"Investments accounted for using the equity method"* in the consolidated balance sheet were as follows:

	Thousands of euros					
	Balance at 12/31/2012	Additions	Share of results / Impairment losses	Transfers	Disposals/ Changes in scope of consolidation	Balance at 12/31/2013
Investments accounted for using the equity method:						
Distributors (*)	14,734	-	116	-	(14,850)	-
Mediaset España Comunicación, S.A.	588,792	-	6,098	-	(33)	594,857
V-me Media, Inc.	-	-	1,164	-	(1,164)	-
Le Monde Libre Societé Comandité Simple	6,194	-	(6,194)	-	-	-
Other companies	2,494	83	79	(173)	(76)	2,407
Total	**612,214**	**83**	**1,263**	**(173)**	**(16,123)**	**597,264**

(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The Group equity-accounts its investment in Mediaset España Comunicación, S.A. since it considers that the latter has a significant influence because of its representation on the Board of Directors.

The Group has estimated the recoverable value of its investment in Mediaset España Comunicación, S.A. at its fair value minus the costs of disposal, where the fair value is the average share price value in the fourth quarter based on which no impairment was made. Based on this criterion, the fair value of the investment at December 31, 2013, amounted to EUR 610.96 million (EUR 8.66 per share).

The consolidation size of the distributors changed because all the companies that belonged to the distribution business unit left the consolidation group as a result of Prisa Noticias, S.L.'s sale of Redprensa, S.L.U. *(see Note 3)*.

Also in 2013 the Group registered an impairment of EUR 6,057 thousands of the investment of Prisa Noticias, S.L. in Le Monde Libre Société Comandité Simple.

2012

The changes in 2012 in *"Investments accounted for using the equity method"* in the consolidated balance sheet were as follows:

	Thousands of euros					
	Balance at 12/31/2011	Additions/ Changes in scope of consolidation	Share of results / Impairment losses	Transfers	Disposals	Balance at 12/31/2012
Investments accounted for using the equity method:						
Dédalo Grupo Gráfico, S.L. and subsidiaries	-	905	(905)	-	-	-
Distributors (*)	15,273	1,306	94	(24)	(1,915)	14,734
Mediaset España Comunicación, S.A.	586,379	4,342	7,829	-	(9,758)	588,792
V-me Media, Inc.	-	-	(4,270)	4,270	-	-
Le Monde Libre Societé Comandité Simple	-	14,388	(8,194)	-	-	6,194
Other companies	2,430	195	(829)	698	-	2,494
Total	**604,082**	**21,136**	**(6,275)**	**4,944**	**(11,673)**	**612,214**

(*) Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

At December 31, 2013 and 2012, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under *"Long-term provisions" (see Note 14)*.

(10) INVENTORIES

The detail of *"Inventories,"* in thousands of euros, at December 31, 2013 and 2012, is as follows:

	12/31/2013			12/31/2012		
	Cost	Write-downs	Carrying amount	Cost	Write-downs	Carrying amount
Goods held for resale	17,937	(6,386)	**11,551**	26,693	(8,646)	**18,047**
Finished goods	249,891	(36,988)	**212,903**	269,376	(35,133)	**234,243**
Work in progress	2,805	-	**2,805**	3,992	-	**3,992**
Raw materials and other supplies	14,773	(1,780)	**12,993**	15,832	(1,805)	**14,027**
Total	**285,406**	**(45,154)**	**240,252**	**315,893**	**(45,584)**	**270,309**

"Finished goods" includes publications amounting to a net EUR 65,680 thousand (2012: EUR 62,208 thousand) and audiovisual rights amounting to a net EUR 147,178 thousand (2012: EUR 172,035 thousand).

"Raw materials and other supplies" includes mainly paper and printing machinery spare parts.

(11) EQUITY

a) Share capital

Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

i) Capital increases by issuing 16,669 Class A shares to attend the exercise of Prisa warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010, at an exercise price of 2 euros/share.

ii) Exercise of the conversion rights of the Class B shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued: in 2013 28,267,353 Class B non-voting shares have been converted into an equal number of Class A common shares.

iii) Capital increases by issuing ordinary Class A shares, for the payment of:

- The minimum annual dividend of Class B shares for the year 2012 which resulted in a capital increase in September 2013 through the issuance of 54,990,280 Class A common shares.
- The minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013, which has resulted in the issuance of a total of 6,330,624 Class A common shares.

These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012 and the General Shareholders Meeting held on June 22, 2013.

Lastly within the framework of the refinancing the Company's bank debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "Prisa Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "Prisa Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "The Prisa Warrants 2013" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the Prisa Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory

conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

As a result of this operation, EUR 127,566 thousand was recognized under *"Other reserves"* in the accompanying consolidated balance sheet.

The share capital of Prisa at December 31, 2013, after the aforementioned capital increases and conversions of Class B shares into Class A shares, amounts EUR 105,266 thousands, represented by 740,659,416 Class A ordinary shares and 312,001,056 Class B non-voting shares, of EUR 0.1 par value each.

Share capital is fully subscribed and paid in.

At year-end 2013, according to information published by the CNMV, the holders of a significant number of Prisa shares are the following:

	Number of voting rights		
	Direct	Indirect	% of voting rights
Rucandio, S.A. (*)	-	234,266,778	31.629
BH Stores IV, B.V.	28,422,994	-	3.837
Inmobiliaria Carso, S.A. de CV	8,665,000	6,030,000	1.984

(*) Rucandio, S.A.'s indirect ownership interest is exercised through the following direct holdings:

- Promotora de Publicaciones, S.L., holder of 77,248,921 voting rights, representing 10.429% of the subscribed share capital with voting rights.
- Timón, S.A., holder of 7,928,140 voting rights, representing 1.070% of the subscribed share capital with voting rights.
- Asgard Inversiones, S.L.U., holder of 27,662,101 voting rights, representing 3.734% of the subscribed share capital with voting rights.
- Otnas Inversiones, S.L. holder of 93,000,000 voting rights, representing 12.556% of the subscribed share capital with voting rights.
- Rucandio Inversiones SICAV, S.A., holder of 339,094 voting rights, representing 0.045% of the subscribed share capital with voting rights.

In addition, Rucandio, S.A.'s declared indirect stake includes 28,088,522 voting rights of the Company, linked by the Shareholder Contract of Prisa signed on December 22, 2011 (in which Rucandio indirectly holds a voting majority), the terms of which have been notified to the CNMV.

b) Share premium

The Consolidated Text of the Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

The amount of the issue premium reserve at December 31, 2013 is EUR 781,815 thousand (December 31, 2012: EUR 803,973 thousand).

A part of the issue premium reserve, funded upon the issue of Class B shares during 2010, in accordance with the issue resolutions for the shares and as provided in article 6.2. of the Articles of Association, is restricted except to cover future commitments deriving from this class of shares: payment of the annual minimum dividend of nonvoting Class B shares and payment of the par value of Class A common shares that are to be issued upon mandatory conversion if the conversion ratio is other than 1 to 1, as provided in the articles *(see Note 13)*. The restricted nature of this reserve will be maintained until all of the nonvoting Class B shares have been converted into Class A common shares and the minimum dividends associated with the Class B shares have been fully paid. The amount of the restricted issue premium at 31 December 2013 is EUR 186,283 thousand (December 31, 2012: EUR 277,108 thousand).

c) Issue of financial instrument

A resolution was passed at the Ordinary Shareholders Meeting of Prisa held on June 30, 2012 to issue bonds mandatorily convertible into newly-issued Class A common shares with exclusion of pre-emption rights at a fixed conversion rate (1 share per EUR 1.03). This issue was carried out in July and entailed two tranches: Tranche A for EUR 334 million aimed at creditor banks via the cancellation of financial debt and Tranche B for EUR 100 million to be paid in cash by Telefónica, S.A.

This is treated as a compound financial instrument with a liability component, recognized at the present value of the guaranteed coupon, under *"Debt with banks"* for bank creditors and *"Financial liabilities"* for Telefónica *(see note 13)* and an equity component, with the difference between the amount of the bond and the value assigned to the liability component recognized under *"Other reserves"* in the accompanying consolidated balance sheet.

d) Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortization of these assets were increased by a net amount of EUR 3,289 thousand, recognized under *"Revaluation Reserve 1983."* This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of December 20, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of June 7, the surpluses arising from the revaluations must be charged to "*Revaluation reserve Royal Decree-Law 7/1996.*" The balance of this account at year end amounts to EUR 10,650 thousand and has been unrestricted since January 1, 2007, except for the portion of the assets not yet depreciated.

Legal reserve-

Under the Consolidated Text of the Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital by the amount exceeding 10% of the new capital after the increase.

Except as indicated above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The balance of this account at December 31, 2013 amounts to EUR 5,335 thousand.

Reserve for treasury shares-

Under Article 142 of the Consolidated Text of the Corporate Enterprises Act states that when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or cancelled.

The balance of this account at December 31, 2013 amounts to EUR 518 thousand.

Bylaw-stipulated reserves-

Under Article 32 of the Parent's bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

The balance of this account at December 31, 2013 amounts to EUR 11,885 thousand.

e) Reserves for first-time application of IFRS

As a result of the first-time application of IFRSs to the Group's consolidated financial statements, certain assets and liabilities arose at January 1, 2004, the effect on equity of which is included in this account.

f) Accumulated profit - From prior years

These reserves include the results not distributed by the companies that form part of the consolidated group, minus the dividend charged to the year's income.

g) Treasury shares

The changes in *"Treasury shares"* in 2013 and 2012 were as follows:

	Thousands of euros			
	2013		2012	
	Number of shares	Amount	Number of shares	Amount
At beginning of year	**3,101,325**	**727**	**2,879,503**	**2,505**
Purchases	500,000	121	4,046,689	2.515
Deliveries	(2,307,173)	(1,619)	(3,824,957)	(3,786)
Reserve for treasury shares	-	1,289	-	(507)
At end of year	**1,294,062**	**518**	**3,101,235**	**727**

At December 31, 2013, Promotora de Informaciones, S.A. held a total of 1,294,062 treasury shares, representing 0.123% of its share capital.

Treasury shares are valued at market price at December 31, 2013 (0.40 euros per share). The average acquisition price stood at 0.665 euros per share.

Deliveries of shares are detailed in note 16 of this Annual Report.

At December 31, 2013, the Company did not hold any shares on loan.

h) Exchange differences

Exchange loss at December 31, 2013, amounted to EUR 12,451 thousand (December 31, 2012: exchange gains of EUR 17,805 thousand). Exchange gains generated at Grupo Santillana de Ediciones, S.L. companies in Brazil and Prisa Radio, S.L. companies in Colombia are offset with exchange losses at companies in US and Mexico.

i) Translation differences

The detail, by company, of the translation differences in 2013 and 2012 is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
GLR Chile, Ltda.	(10,864)	5,250
Grupo Santillana de Ediciones, S.L. and subsidiaries	(6,083)	263
Other	(269)	115
Total	**(17,216)**	**5,628**

j) Minority interest

The minority interest is the stake in the equity and income of the Group companies that are fully consolidated. The changes in this line-item in 2013 and 2012 were as follows:

	Thousands of euros						
	Balance at 12/31/2012	Participation in results	Changes in percentage	Changes in scope of consolidation	Dividends paid/ received	Other	Balance at 12/31/2013
Caracol, S.A.	23,405	8,373	(2,490)	-	(8,339)	(3,577)	17,372
Diario As, S.L.	9,870	1,803	-	-	(772)	-	10,901
DTS, Distribuidora de Televisión Digital, S.A.	287,440	(404,148)	-	-	-	(8,986)	(125,694)
GLR Chile, Ltda.	31,155	3,218	(6,290)	-	-	(8,988)	19,095
Grupo Santillana de Ediciones, S.A. and subsidiaries	32,923	18,848	-	-	(18,970)	(22,342)	10,459
Grupo Media Capital, SGPS, S.A. and subsidiaries	7,231	710	-	-	(601)	3	7,343
Prisa Radio, S.L. and subsidiaries (Spain)	22,097	(9,130)	(13,885)	-	(5,378)	11,380	5,084
Other companies	11,832	(320)	(2,724)	1,586	(1,330)	9,180	18,224
Total	**425,953**	**(380,646)**	**(25,389)**	**1,586**	**(35,390)**	**(23,330)**	**(37,217)**

The *"Changes in percentage"* column shows the effect of the change in the percentage of consolidation of Prisa Radio, S.L. and investees as a result of the agreement with the shareholder of Prisa Radio, S.L., 3i Group plc, to exit the shareholder structure *(see Note 3).*

	Thousands of euros					
	Balance at 12/31/2011	Participation in results	Changes in scope of consolidation	Dividends paid/ received	Other	Balance at 12/31/2012
Caracol, S.A.	21,427	8,493	-	(7,140)	625	23,405
Diario As, S.L.	9,645	1,682	-	(1,457)	-	9,870
DTS, Distribuidora de Televisión Digital, S.A.	437,052	(109,746)	-	(39,866)	-	287,440
GLR Chile, Ltda.	27,920	1,620	-	-	1,615	31,155
Grupo Santillana de Ediciones, S.A. and subsidiaries	42,963	19,137	11	(19,807)	(9,381)	32,923
Grupo Media Capital, SGPS, S.A. and subsidiaries	8,677	651	(1,791)	(276)	(30)	7,231
Prisa Radio, S.L. and subsidiaries (Spain)	28,375	(900)	31	(4,833)	(576)	22,097
Other companies	17,018	(4,383)	1,640	(2,260)	(183)	11,832
Total	**593,077**	**(83,446)**	**(109)**	**(75,639)**	**(7,930)**	**425,953**

k) Capital management policy

The main objective of the Group's capital management policy is to have an appropriate capital structure that ensures business sustainability, aligning shareholders' interests with those of the financial creditors.

In the last few years, the Group has devoted considerable efforts to maintaining its equity level such as increasing capital by converting 75 million warrants in January 2012, issuing, also in 2012, EUR 434 million in bonds convertible into shares in July 2014 subscribed by Caixa, Santander and HSBC as debt conversion and by Telefónica with monetary contribution, and replacing the obligation to pay the preferred dividend of class B shares in cash in order to pay this in shares, cash or a combination of both.

With the financial debt rollover signed in December 2013, the Group now has a financial liability structure that improves its liquidity profile, gives it greater flexibility in the debt reduction process and extends its maturities, aligns the debt with the Group's cash generation and enables it to have a coherent asset size. The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group has several strategic options and automatic mechanisms that prevent an early termination under certain assumptions if those commitments are not met, thus providing stability to the Group's capital structure in the medium term *(see Note 12)*.

Additionally, the debt refinancing agreement establishes the objective to maintain the leverage and interest cover ratios within the levels undertaken with the banks.

(12) FINANCIAL DEBT

Bank borrowings

The detail, in thousands of euros, of the bank borrowings at December 31, 2013, of the credit limits and of the scheduled maturities is as follows:

	Maturity	Limit	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan Prisa (Tranche 1)	2015	353,261	-	353,261
Syndicated loan Prisa (Tranches 2 and 3)	2018-2019	2,924,732	-	2,924,732
Credit facilities	2014-2015	153,516	22,111	46,325
Loans	2014-2023	146,176	68,761	77,415
Finance leases, interest and other	2014-2017	-	72,051	18,447
Loan arrangement costs	2014-2019	-	(696)	(181,325)
Total		3,577,685	162,227	3,238,855

Bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2013, 97.45% were denominated in euros (98.40% at December 31, 2012) and the remainder in foreign currencies.

The average interest rates on the Group's bank borrowings were 3.32% in 2013 and 3.34% in 2012.

Of the total bank borrowings at December 31, 2013, 35.33% were linked to floating interest rates and the rest to fixed ones.

To determine the fair value of the financial debt, and in accordance with IFRS 13, we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from a report provided by an independent expert regarding the transactions made in the secondary debt market once the refinancing process is completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of the Group's financial debt amounts to EUR 2,560,230 thousand at December 31, 2013.

The methodology followed to calculate the debt has used the secondary market value of Promotora de Informaciones' refinanced debt (composed of the three tranches) and the discount factor for the debt in by the rest of business units. This way, the Group's debt is valued at a 24.73% discount over the real principal payment obligation to the creditor entities.

Syndicated loan (Tranche 1)-

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of EUR 353,261 thousand, which has been fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed capitalizable cost (PIK).

The lenders have agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)-

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to EUR 2,924,732 thousand. The debt novation is structured into two tranches with the following characteristics:

- EUR 646,739 thousand (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

- EUR 2,277,993 thousand (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus a capitalizable fixed cost (PIK).

This novated financial debt amounting to EUR 2,924,732 thousand in December 2013 includes the following loans and financial policies which existed before the recent financial restructuring:

- The pending balance of the syndicated loan signed in June 2007 with 39 banks amounting to EUR 2,050,000 thousand, consisting of a long-term loan of EUR 1,675,000 thousand and a credit facility of EUR 375,000 thousand which, at December 31, 2012, totaled EUR 1,282,544 thousand.

- The pending balance of the bridge loan signed in December 2007 to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV which, at December 31, 2012, amounted to EUR 1,340,882 thousand.

- The bilateral credit policies used for financing the operating needs of the Prisa Group companies in Spain by centralizing the cash balances, amounting to EUR 182,000 thousand available at December 31, 2013 (of which EUR 37,000 thousand were bilateral credit policies from the merger between Prisa and Prisa TV).

- The pending balance (EUR 80,400 thousand) of the syndicated financing granted in accordance with the financing agreements dated February 8, 2008, to, among others, Dédalo Grupo Gráfico, S.L., Bidasoa Press, S.L., Norprensa, S.A. and Distribuciones Aliadas, S.A. as the borrowers.

- Other pending refinancing balances amounting to EUR 38,906 thousand corresponding mainly to the interest and commissions capitalized at the effective refinancing date.

The Company has analyzed the terms and conditions agreed within the refinancing framework and believes that there has been a substantial change, so it has canceled the original financial liability and recognized a new liability due to this refinancing. The expenses and commissions for the previous financial debt pending allocation to the income statement have been recognized in the *"Other financial expenses"* account in the attached consolidated income statement.

The refinancing agreement includes a number of commitments to reduce Tranche 3 debt: EUR 900,000 thousand in the second year and an additional EUR 600,000 thousand in the third year. To meet the agreed redemptions, the agreement has several options such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

The financial agreements establish that the Prisa Group must comply with certain financial ratios. The Group's directors consider that the financial ratios established in these agreements were met at December 31, 2013.

Likewise, the refinancing agreement includes grounds for acceleration customary in this kind of contracts, which include the acquisition of control of Prisa, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

- Personal guarantees

  At December 31, 2013, the new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

- The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

  (A) EUR 1,314,706 thousand; and

  (B) 73.49% of its net equity at any given time; y

- The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of EUR 600,000 thousand.

- Secured guarantees

  Likewise, as a result of the new syndicated loan and the novation of the other loans, Prisa has arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS, Distribuidora de Televisión Digital, S.A. (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29%of share capital).

  On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

  Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Credit facilities-

Credit facilities include mainly the amounts drawn down against credit lines used to finance the Prisa Group companies' operating requirements outside Spain. The total amount in credit facilities with maturities exceeding one year is EUR 46,325 thousand, and is recognized under *"Non-current bank borrowings"* on the accompanying consolidated balance sheet. Borrowing facilities maturing in 2014 total EUR 22,111 thousand and are recognized under *"Current bank borrowings"* on the accompanying consolidated balance sheet. The interest rate applicable to these credit facilities is Euribor or Libor plus a market spread.

The financial agreements establish that the Prisa Group must comply with certain financial ratios. The Group's directors consider that the financial ratios established in these agreements were met at December 31, 2013.

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2013, the Prisa Group held interest rate derivatives, foreign currency hedges and share options.

The objective of these interest rate hedges is to mitigate, by arranging swaps and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on borrowings.

"Non-current financial liabilities" and *"Current financial liabilities"* on the accompanying consolidated balance sheet include at year end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2013 was a negative EUR 1,833 thousand (December 31, 2012: negative EUR 4,123 thousand), of which EUR 1,829 thousand related to the negative fair value of interest rate derivatives and EUR 4 thousand to the negative fair value of foreign currency hedges.

Interest rate derivatives-

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities by applying the group's credit risk provided by an independent expert.

The interest rate derivatives arranged by the Prisa Group at December 31, 2013, and their fair values at that date are as follows (in thousands of euros):

					Nominal	
Company	Instrument	Expiry	Nominal value	Fair value	Outstanding at 2014	Outstanding at 2015
Prisa	IRS	2015	300,000	(1,829)	300,000	-
Dédalo Grupo Gráfico, S.L.	Collar- Knok in	2015	22,650	(902)	7,875	-
		Total	322,650	(2,731)	307,875	-

The outstanding interest rate derivatives at December 31, 2013 and 2012, had negative fair values of EUR 2,731 thousand and EUR 4,092 thousand, respectively.

Pursuant to IFRSs, changes in the value of these financial instruments are recognized as finance income or finance costs, since by their nature they do not qualify for hedge accounting under IFRSs.

Analysis of sensitivity to interest rates

The fair value of the interest rate derivatives arranged by the Prisa Group depends on the changes in the Euribor and long-term swap interest rate curves.

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (before tax)	12/31/2013	12/31/2012
+0.5% (increase in interest rate curve)	2,088	4,046
-0.5% (decrease in interest rate curve)	(686)	(4,046)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

With regard to financial debt, the Group considers that interest rates will probably fluctuate by 0.5% over the period analysed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 4,410 thousand during 2014, based on the expected maturities and the Group's intention to renew certain bank credit facilities.

Foreign currency derivatives-

In 2013, the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the derivatives, the Prisa Group uses valuations provided by financial entities by applying the group's credit risk provided by an independent expert.

			Nominal value		
Company	Instrument	Expiry	Thousands of USD	Thousands of euros	Fair value (thousands of euros)
Santillana del Pacífico, S.A. de Ediciones	Forward	2014	558	405	(4)
		Total	**558**	**405**	**(4)**

The Prisa Group recognized finance cost of EUR 4 thousand in this connection in the consolidated income statement for 2013 (a finance cost of EUR 31 thousand in 2012).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the EUR/USD and USD/BRL exchange rates.

Following is a detail, in thousands of euros, of the sensitivity (changes in fair value) of the foreign currency hedges:

Sensitivity (before tax)	12/31/2013	12/31/2012
+10% (increase in USD exchange rate)	36	(29)
-10% (decrease in USD exchange rate)	(44)	(34)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group's liquidity in 2013 for its derivative financial instruments. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

Liquidity risk-

	Thousands of euros	
Maturity	Interest rate derivatives	Foreign currency derivatives
Within 3 months	(762)	(4)
From 3 to 6 months	(371)	-
From 6 to 9 months	(386)	-
From 9 to 12 months	(691)	-
From 1 to 2 years	(564)	-
From 2 to 3 years	-	-
After 3 years	-	-

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Group's borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2013 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlings calculated based on the interest rate curves at the end of 2013.

Maturity	Thousands of euros	Floating euro rates
Within 3 months	92,645	0.25%
From 3 to 6 months	59,061	0.29%
From 6 to 9 months	88,632	0.29%
From 9 to 12 months	54,738	0.29%
From 1 to 2 years	521,262	0.38%
From 2 to 3 years	117,082	0.72%
After 3 years	3,067,030	1.75%
Total	**4,004,451**	

Share options-

Financial liabilities arising from the settlement options as part of the mandatory conversion of the Class B shares

At December 31, 2010, as a result of the capital increase transactions, a non-current financial liability amounting to EUR 89,317 thousand was recognized; this corresponds to the Company's potential obligation to deliver additional shares or cash as part of the mandatory conversion of the Class B shares, if during the 20 trading sessions immediately prior to the date of conversion the weighted average price of Class A ordinary shares is below EUR 2. At December 31, 2013, the fair value of this liability stands at EUR 41,575 thousand (At December, 31 2012: EUR 26,385 thousand) and is recognized under *"Current financial liabilities"* in the accompanying consolidated balance sheet, since the conversion is obligatory after 42 months have elapsed since the share issue date. The Black-Scholes Method was used to determine fair value.

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels based on the degree to which the fair value is observable.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (unobservable inputs).

The Prisa Group's interest rate and foreign currency derivatives are classified as level-2 derivatives.

(13) FINANCIAL LIABILITIES

"Financial liabilities" includes the amount of the derivatives described in *Note 12*, as well as the following:

Financial liability from the minimum Class B dividend

In 2010, the Company carried out a capital increase, issuing 402,987,000 non-voting convertible Class B shares; their holders had the right to receive a minimum annual dividend per share amounting to EUR 0.175 from the date of their issue until they are converted. Therefore, at year-end 2010, the Company recognized a financial liability net of arrangement expenses totalling EUR 165,200 thousand related to the obligation to pay the dividend with a charge to the issue premium for the Class B shares. The obligation was calculated as the present value of the payments due discounted at the interest rate which would have been applicable to Prisa if it had issued a debt instrument with similar characteristics and credit rating, but without the conversion option.

On June 30 2012, the Annual General Meeting approved a modification in the conditions of the minimum preferred dividend of the non- voting convertible B shares, through which this dividend can be paid in cash, in A shares (at a fixed conversion ratio of 1 Euro – 1 share) or a combination of both. This has resulted in the reclassification of the financial liability by the minimum dividend of Class B shares for an amount of EUR 191,527 thousand to share premium (EUR 184,279 thousand net of costs associated to the capital increase).

Financial liability from the minimum annual dividend from DLJSAP's investment in Grupo Santillana de Ediciones, S.L

The sale of 25% of Grupo Santillana de Ediciones, S.L.'s share capital in 2010 included the obligation to pay a preferential dividend of at least USD 25.8 million per year. Therefore, at December 31, 2013, the Group recognized a financial liability of EUR 104,064 thousand (December 31, 2012: EUR 108,772 thousand), calculated as the present value of the preferential annual dividends discounted at the interest rate applicable to credit instruments with similar characteristics. These liabilities are in USD, and therefore, differences arising from exchange rate fluctuations are recognized as finance income or cost in the consolidated income statement.

Financial liability from the sale of 10% of Grupo Media Capital, SGPS, S.A.

In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not produced for accounting purposes since Prisa has not transferred to the buyer the risks and

rewards of ownership. This transaction has been reversed in February, 2013, and the financial liability has been reclassified to bank borrowings.

Financial liability for measurement of the coupon paid to bondholders

The bonds mandatorily convertible into Class A shares (*see note 11c*), subscribed in July 2012 and maturing in July 2014, were treated as a compound financial instrument, with a liability component at the present value of the guaranteed coupon at a 1-month Euribor rate plus a spread of 4.15%, which led to the recognition of EUR 16,866 thousand under *"Non-current financial liabilities"* and EUR 18,508 thousand under *"Current financial liabilities* in accordance with their payment dates. At December 31, 2013, this value amounted to EUR 4,351 thousand and was recognized under *"Current financial liabilities"*. Within the refinancing process the Group has agreed to capitalize the coupons corresponding to the bank lenders payable in July 2013 and July 2014 amounting to EUR 29,657 thousand and classify this liability under *"Current bank debts"*, maintaining EUR 4,351 thousand corresponding to the Telefónica coupon payable in July 2014 under *"Current financial liabilities"*.

(14) LONG-TERM PROVISIONS

The changes in 2013 in "*Non-current liabilities– Long-term provisions*" were as follows:

	Thousands of euros					
	Balance at 12/31/2012	Translation adjustment	Charge for the year	Amounts used /Disposals	Transfers	Balance at 12/31/2013
For taxes	201,831	(137)	61,110	(191,801)	(875)	70,128
For third-party liability and other	52,187	(1,210)	6,952	(16,543)	(16,294)	25,092
Total	**254,018**	**(1,347)**	**68,062**	**(208,344)**	**(17,169)**	**95,220**

The changes in 2012 in "*Non-current liabilities– Long-term provisions*" were as follows:

	Thousands of euros						
	Balance at 12/31/2011	Translation adjustment	Charge for the year	Changes in scope of consolidation	Amounts used /Disposals	Transfers	Balance at 12/31/2012
For taxes	187,762	3	15,763	-	(514)	(1,183)	201,831
For third-party liability and other	168,758	(203)	25,040	(64,178)	(7,333)	(69,897)	52,187
Total	**356,520**	**(200)**	**40,803**	**(64,178)**	**(7,847)**	**(71,080)**	**254,018**

The *"Provision for taxes"* relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies.

The Group has adjusted practically all the deduction amount for the exporting activity generated in the tax group and which had not been adjusted in the accounting books, maintaining a provision of EUR 46,103 thousand, for the deduction amount applied in previous years and derecognizing deferred tax assets amounting to EUR 191,661 thousand for the unused deduction amount *(see Note 19)*.

The *"Provision for third-party liability"* relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

This item also includes the provision booked in the previous years to record the downsizing processes *(see Note 16)*. In 2013, the Group booked an additional provision for this item of EUR 5.8 million and used EUR 12.0 million as a result of indemnity payments and commercial paper issuances, and the provision amount for this item was EUR 14.5 million at December 31, 2013. The Group expects to use this provision in the next two years.

In 2012 Dédalo Grupo Grafico has started to be fully consolidated. Therefore the provision related to this company amounting to EUR 64,178 thousand euros has been eliminated.

Additionally, in 2012 the restructuring provided for in the printing business has been undertaken. As a result, the provision created for this concept has been applied in an amount of approximately EUR 40 million. Impairment losses of EUR 18 million were recognized in the year in relation to the printing plant in Barcelona and EUR 9 million for the printing plants in Lugo and Valencia. The amounts were also used from this provision. In 2013 an additional amount of EUR 10 million was applied as a result of the sale of the distribution business *(see Note 3)*. After this operation, the provision has been totally used.

In view of the nature of the contingencies covered by these provisions, it is not possible to determine a reasonable payment schedule, if indeed there is one, or their financial effect. However, the Prisa Group's legal advisers and directors consider that the outcome of these procedures and claims will not have a significant effect on the consolidated financial statements for the years in which they come to an end additional to the amount provisioned in the accounting records.

The breakdown of the charge in the consolidated income statement is as follows:

	Thousands of euros	
	2013	2012
Termination benefits	5,757	22,106
Other staff costs	1,013	662
Taxes	61,110	15,762
Other	182	2,273
Total	**68,062**	**40,803**

At December 31, 2013, the Group had ownership interests in companies accounted for using the equity method, the negative net value of which is recognized under *"Non-current liabilities - Long-term provisions"* in the accompanying consolidated balance sheet, the detail being as follows *(see Note 9)*:

	Thousands of euros
WSUA Broadcasting Corporation	1,029
Green Emerald Business, Inc.	714
Ediciones Conelpa, S.L.	924
Other	1,185
Total	**3,852**

(15) OPERATING INCOME

The breakdown of income from the Group's main business lines is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Revenue from subscribers	870,953	906,843
Advertising sales and sponsorship	543,763	556,541
Sales of books and training	719,112	718,781
Newspaper and magazine sales	122,166	146,219
Sales of add-ons and collections	21,270	20,504
Sale of audiovisual rights and programs	257,120	125,594
Intermediation services	15,447	20,069
Broadcasting services	9,219	10,638
Other services	121,230	118,306
Revenue	**2,680,280**	**2,623,495**
Income from non-current assets	4,296	3,319
Other income	41,118	37,878
Other income	**45,414**	**41,197**
Total operating income	**2,725,694**	**2,664,692**

The most significant exchange transactions occurred under *"Advertising sales and sponsorship"* and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 19,933 thousand in 2013 (December 31, 2012: EUR 13,706 thousand).

(16) OPERATING EXPENSES

Staff costs

The detail of *"Staff costs"* is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Wages and salaries	411,437	443,838
Employee benefit costs	83,655	89,243
Termination benefits	24,410	52,098
Other employee benefit costs	20,131	19,778
Total	**539,633**	**604,957**

Cost of termination benefits corresponds to the restructuring plan addressed by the group in all business segments, mainly in Spain, during 2013 and 2012.

The average number of employees of the Group and the number of employees at December 2013 and 2012, by professional category, was as follows:

	2013		2012	
	Average	Final	Average	Final
Executives	446	442	462	459
Middle management	1,403	1,384	1,481	1,431
Other employees	9,594	9,307	10,248	9,645
Total	**11,443**	**11,133**	**12,191**	**11,535**

The breakdown of the average number of employees, by gender, was as follows:

	12/31/2013		12/31/2012	
	Women	Men	Women	Men
Executives	130	316	127	335
Middle management	558	845	544	937
Other employees	4,748	4,846	4,973	5,275
Total	**5,436**	**6,007**	**5,644**	**6,547**

The breakdown of the number of employees, by gender, was as follows:

	12/31/2013		12/31/2012	
	Women	Men	Women	Men
Executives	129	313	127	332
Middle management	560	824	537	894
Other employees	4,530	4,777	4,669	4,976
Total	**5,219**	**5,914**	**5,333**	**6,202**

Share-based payments

Share option plan of Promotora de Informaciones, S.A.-

The Extraordinary General Shareholders' Meeting held on November 27, 2010, authorized the 2010-2013 Share/Stock Options Delivery Plan, consisting of the delivery of Prisa shares and/or share options to the directors and executives of the Prisa Group, for 2010, 2011, 2012 and 2013.

As part of that remuneration policy, and in accordance with the resolutions adopted by the Board of Directors, the fixed remuneration for belonging to the Board is payable to each of the external directors, to be chosen by them, entirely in cash or 60% cash and 40% in shares of PRISA. When the choice of director is partial payment in shares of PRISA, they are delivered quarterly. Prisa has recognized an expense for this item on the income statement for 2013 in the amount of EUR 365 thousand. The number of shares delivered is 981,434 (*see Note 11g*).

In addition, approval was given for the delivery of shares to certain members of the executive team as part of their variable remuneration, with the corresponding amount having been provisioned in the accompanying consolidated income statement.

During 2011, 660,728 shares have also been delivered to the Executive Chairman, amounting to EUR 2,560 thousands, at a reference price of 2.17 euros per share, for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October 2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousands were registered in the accompanying income statement as a personal expense, equivalent to 220,242 shares. In 2012 and 2013 an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares (*see Note 23*).

In June 2011, the Nomination and Remuneration Committee approved a multiyear, Long-Term Incentive Scheme, consisting of the delivery of shares of Prisa or of some of its listed subsidiaries, subject to the fulfillment of certain goals. Prisa has recognized an expense on the income statement for 2013 in the amount of EUR 3,660 thousand (2012: EUR 3,100 thousand).

The General Shareholders' Meeting held on June 22, 2013, authorized, under item eleven of its agenda, a new long-term incentive plan (LTIP) for the senior management team of the Prisa Group, consisting of the delivery of cash and shares of the Company, on the terms approved by the Shareholders' Meeting and applicable during financial years 2013 to 2015 (the "2013-2015 LTIP"). The agreement authorizing the "2013-2015 LTIP"rescinded and replaced the third cycle (2013-2015) of LTIP approved in 2011. The Board of Directors has not made use of the authorization to launch the "LTIP 2013-2015", so this has not come to take effect. Prisa has recognized an expense on the income statement for 2013 in the amount of EUR 676 thousand (2012: EUR 624 thousand).

Outside services

The detail of *"Outside services"* in 2013 and 2012 is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Independent professional services	145,591	130,414
Leases and fees	134,750	136,345
Advertising	114,277	99,080
Intellectual property	57,357	59,774
Transport	54,008	56,947
Other outside services	251,545	260,417
Total	**757,528**	**742,977**

Fees paid to auditors

The fees for financial audit services relating to the 2013 financial statements of the various companies composing the Prisa Group and subsidiaries provided by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 2,432 thousand (2012: EUR 2,345 thousand), of which EUR 448 thousand relate to Prisa (2012: EUR: 438 thousand); this amount includes EUR 258 thousand for the 2013 audit of the consolidated group (2012: EUR 255 thousand), in keeping with PCAOB audit procedures. Also, the fees relating to other auditors involved in the 2013 audit of the various Group companies amounted to EUR 269 thousand (2012: EUR 339 thousand).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor, and fees paid in this connection to other auditors participating in the audit of the various Group companies are as follows (in thousands of euros):

	2013		2012	
	Principal auditor	Other audit firms	Principal auditor	Other audit firms
Other verification services	250	296	277	240
Tax advisory services	527	209	519	257
Other services	163	2,623	213	284
Other professional services	**940**	**3,128**	**1,009**	**781**

Operating leases

Various assets and services used by the Group are held under operating leases, the most significant of which are the buildings in Gran Vía 32, Miguel Yuste, Tres Cantos and Caspe, the provision of analogue, digital terrestrial and satellite broadcasting services and the radio frequencies. The most significant lease relates to Media Latina. The schedule for the minimum lease payments arising from these leases is as follows:

Year	Thousands of euros
2014	83,174
2015	76,914
2016	77,527
2017	77,968
2018	72,952
2019 and beyond	581,767
	970,302

The main characteristic of the leases for the buildings on Gran Vía 32, Miguel Yuste, and Caspe are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. The duration of the Tres Cantos lease is 20 years, which is renewable for four consecutive periods of five years each. In 2013, the lease expense relating to these buildings amounted to EUR 36,241 thousand (2012: EUR 31,836 thousand) and was recognized under *"Outside services – Leases and fees."*

Radio frequencies are leased from Media Latina for a term of ten years. The lease expense for 2013 in this connection amounted to EUR 6,901 thousand (2012: EUR 6,822 thousand), recognized under *"Outside services – Leases and fees."*

The lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 43,876 thousand in 2013 (2012: EUR 42,812 thousand), which is recognized under *"Outside services – Leases and fees"*.

Change in allowances, write-downs and provisions

The detail of the *"Change in allowances, write-downs and provisions"* is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Change in operating allowances	26,176	80,563
Change in inventory write-downs	17,366	20,016
Change in provision for sales returns	2,871	(385)
Total	**46,413**	**100,194**

In May 2012, the Group reached an agreement with Cableuropa, S.A.U. (Ono), whereby half of the amounts paid in previous years were reimbursed, thus providing a cash inflow of EUR 54,374 thousand *(see Note 27)*. This amount was recorded under "Changes in trade provisions" in the attached consolidated income statement, corresponding to the amount not recovered by the Group for legal disputes with this company.

(17) FINANCIAL LOSS

The detail of *"Financial loss"* in the consolidated income statements is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Income from current financial assets	577	1,045
Income from equity investments	140	287
Other finance income	3,991	4,137
Finance income	**4,708**	**5,469**
Interest on debt	(110,199)	(113,636)
Finance costs on hedging transactions	(2,401)	(1,739)
Adjustments for inflation	(3,700)	(3,895)
Other finance costs	(79,473)	(58,331)
Finance costs	**(195,773)**	**(177,601)**
Exchange gains	20,993	24,031
Exchange losses	(19,393)	(23,750)
Exchange differences (net)	**1,630**	**281**
Change in fair value of financial instruments	**3,830**	**(2,241)**
Financial loss	**(185,605)**	**(174,092)**

On December 31, 2013, other financial expenses include mainly the early cancellation of the debt formalization expenses of the previous debt refinancing agreement, as well as the accrual of these expenses throughout 2013 *(see Note 12)*.

(18) BUSINESS SEGMENTS

Segment reporting is structured on a primary basis by business segment and on a secondary basis by geographical segment.

The business segments were determined based on the Prisa Group's organizational structure at year-end 2013 considering the nature of the products and services offered, and the customer segments which they target.

At December 31, 2013, Prisa's operations are divided into four main businesses:

- Audiovisual, which obtains revenue mainly from the subscribers to the Canal+ platform, the broadcasting of advertising and audiovisual production;
- Education, which includes primarily the sale of general publishing and educational books and the services and materials related to the education systems;
- Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services; and
- Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising, promotions and printing;

Segment information about these businesses for 2013 and 2012 is presented below:

	AUDIOVISUAL		EDUCATION		RADIO		PRESS		OTHERS		ELIMINATIONS AND ADJUSTMENTS		PRISA GROUP	
	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Operating income	1,357,593	1,255,865	736,296	753,656	362,882	362,436	282,487	314,594	60,692	119,576	(56,239)	(105,755)	2,725,656	2,664,632
- External sales	1,348,981	1,250,276	734,800	752,625	354,380	353,403	256,366	281,437	42,964	73,646	4,205	(6,713)	2,725,656	2,664,632
- Intersegment sales	8,612	5,589	1,496	1,031	8,502	9,033	26,121	33,157	17,728	46,310	(60,461)	(99,042)	0	0
Operating expenses	(1,383,542)	(1,190,621)	(657,806)	(625,768)	(332,792)	(339,590)	(282,658)	(367,261)	(664,898)	(1,167,967)	(248,078)	838,002	(3,526,763)	(2,839,746)
- Cost of materials used	(677,530)	(619,527)	(188,040)	(186,254)	(2,748)	(2,005)	(66,264)	(96,808)	(105)	(3,300)	4,779	10,999	(1,124,010)	(895,352)
- Staff costs	(122,664)	(125,408)	(163,082)	(165,812)	(118,404)	(122,514)	(74,065)	(116,510)	(46,284)	(65,681)	(2,350)	(626)	(525,623)	(604,957)
- Depreciation and amortisation charge	(90,858)	(100,557)	(60,157)	(51,426)	(12,908)	(13,856)	(10,256)	(10,216)	(13,717)	(12,251)	(322)	308	(188,218)	(187,598)
- Outside services	(267,572)	(271,322)	(215,376)	(195,289)	(166,089)	(163,411)	(124,101)	(128,507)	(57,495)	(78,763)	54,303	54,336	(757,328)	(742,577)
- Change in operating provisions	(13,213)	(67,575)	(23,728)	(31,463)	(5,791)	(5,023)	(3,466)	(6,132)	(212)	(955)	38	1,025	(46,417)	(110,156)
- Other expenses	(205)	169	(6,630)	(3,281)	(6,952)	(12,117)	(3,402)	(22,648)	(547,077)	(1,005,057)	(301,364)	728,788	(864,561)	(314,266)
Profit from operations	(25,549)	65,224	86,490	107,889	30,090	23,436	(171)	(53,667)	(584,299)	(1,047,591)	(304,328)	759,008	(800,107)	(175,054)
Finance income	517	876	3,352	3,343	1,254	707	4,086	1,956	106,816	251,556	(105,966)	(251,453)	8,557	7,185
Finance costs	(22,036)	(31,565)	(36,619)	(31,668)	(3,551)	(4,630)	(8,004)	(5,036)	(162,200)	(114,417)	37,157	35,568	(195,773)	(181,559)
Exchange differences (net)	1,126	(1,376)	1,770	2,136	(1,004)	(346)	(307)	(107)	(54)	218	2	0	1,621	282
Financial profit (loss)	(20,393)	(32,065)	(31,497)	(26,189)	(3,301)	(4,269)	(4,225)	(3,187)	(55,438)	137,357	(68,807)	(215,885)	(185,595)	(174,092)
Result of companies accounted for using the equity method	6,223	4,157	(82)	(109)	(66)	(57)	(6,057)	(6,607)	0	0	1,285	(1,519)	1,263	(6,273)
Loss from other investments	0	0	0	0	(392)	2	0	0	(522)	68,254	522	(68,254)	(392)	2
Profit before tax from continuing operations	(39,719)	46,713	48,981	81,621	26,331	19,042	(10,453)	(62,369)	(643,258)	(842,548)	(349,248)	403,526	(983,701)	(355,439)
Income tax	(6,159)	(1,190)	(25,465)	(26,699)	(40,073)	(8,009)	(2,592)	16,679	29,832	80,977	5,022	(41,352)	(43,495)	20,406
Profit from continuing operations	(45,468)	45,523	23,466	54,922	(13,782)	11,033	(13,047)	(45,670)	(613,409)	(762,592)	(342,256)	362,158	(1,026,256)	(334,592)
Profit after tax from discontinued operations	0	0	(107)	(1,793)	0	0	(12,805)	(3)	0	(70,034)	12,121	69,156	(55)	(3,456)
Consolidated profit for the year	(45,468)	45,523	23,359	53,129	(13,782)	11,033	(25,852)	(45,673)	(613,409)	(832,627)	(330,108)	431,346	(1,026,311)	(328,479)
Non-controlling interests	32,753	(19,758)	(106)	442	(5,283)	(4,543)	(1,905)	(1,421)	(35)	(55)	334,536	108,761	380,646	83,466
Profit attributable to the Parent	(36,135)	25,765	23,253	53,571	(19,065)	6,490	(25,955)	(47,094)	(613,443)	(832,682)	3,769	540,107	(648,735)	(255,033)
BALANCE SHEET														
Assets	2,748,728	2,596,005	615,604	634,648	473,386	520,201	236,546	289,737	4,936,263	5,400,182	(2,248,653)	(2,128,790)	6,705,952	7,642,013
- Non-current except investments accounted for using the equity method	1,174,069	1,291,808	300,861	277,470	301,281	350,759	103,105	92,821	4,200,081	4,898,286	(1,707,454)	(1,515,953)	4,331,887	5,390,881
- Investments accounted for using the equity method	595,929	393,865	(39)	11	806	906	(1,055)	16,351	0	0	(2,377)	1,108	597,264	612,214
- Current	967,750	1,109,332	356,862	357,167	171,136	168,363	134,496	154,365	736,182	508,738	(593,628)	(610,309)	1,776,800	1,635,667
- Assets classified as held for sale	0	0	0	0	41	123	0	0	0	3,138	0	0	41	3,271
Equity and liabilities	2,748,728	2,596,005	615,604	634,648	473,386	520,201	236,546	289,737	4,936,263	5,400,182	(2,248,653)	(2,128,790)	6,705,952	7,642,013
- Equity	1,630,489	1,818,850	92,221	158,315	225,926	338,576	65,186	100,372	549,048	1,061,558	(1,012,474)	(806,061)	1,549,336	2,611,627
- Non-current	96,265	114,402	172,771	170,086	57,377	17,125	46,723	18,867	3,846,397	3,622,976	(614,795)	(612,305)	3,556,740	3,351,781
- Current	1,024,974	1,052,813	354,642	306,247	190,079	164,500	126,737	120,478	540,818	726,623	(633,384)	(630,414)	1,609,886	1,718,605

*Others includes: Prisa Brand Solutions, Digital, Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L., Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L.; Prisa Finance (Netherlands) BV, GLP Colombia, Ltda., Dédalo Grupo Gráfico, S.L. and Vertix, SGPS, S.A.

The next table breaks down the cash flow statement by segment in 2013 (in thousands of euros):

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Effect of foreign exchange rate changes	Change in cash flows in the year
Audiovisual	106,710	(61,454)	(66,595)	1,214	**(20,125)**
Education	75,834	(76,136)	(14,025)	(9,094)	**(23,421)**
Radio	32,614	(6,308)	(11,111)	(3,414)	**11,781**
Press	(32,477)	(1,324)	(7,521)	31	**(41,291)**
Others	(38,814)	(3,928)	142,035	(64)	**99,229**
Total	**143,867**	**(149,150)**	**42,783**	**(11,327)**	**26,173**

The detail of capex in 2013 and 2012 by business segment is as follows (in thousands of euros):

	2013			2012		
	Property, plant and equipment	**Intangible assets**	**Total**	**Property, plant and equipment**	**Intangible assets**	**Total**
Audiovisual	19,700	41,314	**61,014**	16,404	48,038	**64,442**
Education	21,065	55,071	**76,136**	24,009	54,351	**78,360**
Radio	3,677	2,756	**6,433**	4,582	2,684	**7,266**
Press	719	2,456	**3,175**	859	2,420	**3,279**
Other	458	5,467	**5,925**	410	15,003	**15,413**
Total	**45,619**	**107,064**	**152,683**	**46,264**	**122,496**	**168,760**

In relation to the audiovisual segment, the breakdown, by business line, of the main items under *"Profit/(loss) from operations"* is as follows:

	Thousands of euros					
	2013			2012		
	Pay television	**Free-to-air television**	**Other**	**Pay television**	**Free-to-air television**	**Other**
Revenue	1,160,174	144,896	42,708	1,060,088	106,252	79,361
Other income	5,997	438	3,380	7,766	4,174	2,204
TOTAL OPERATING INCOME	**1,166,171**	**145,334**	**46,088**	**1,067,854**	**110,426**	**81,565**
Cost of materials used	(850,752)	(23,370)	(3,408)	(596,875)	(21,261)	(1,791)
Staff costs	(83,377)	(20,467)	(29,820)	(80,150)	(20,926)	(34,332)
Other operating expenses	(297,519)	(40,904)	(33,925)	(307,183)	(39,940)	(92,164)
TOTAL OPERATING EXPENSES	**(1,231,648)**	**(84,741)**	**(67,153)**	**(984,208)**	**(82,127)**	**(128,287)**
PROFIT/(LOSS) FROM OPERATIONS	**(65,477)**	**60,593**	**(21,065)**	**83,646**	**28,299**	**46,722**

After the absorption in 2013 of Prisa Televisión, S.A.U. by Promotora de Informaciones, S.A., the "Pay television" line-item includes only the activity of Canal+ in both 2013 and 2012; the "Other" line-item included the other activities in 2012 that used to be included in Prisa Televisión, S.A.U. and subsidiaries.

At December 31, 2013 and 2012, the non-current and current assets directly related to the free-to-air TV business, as well as the current assets and liabilities directly allocable to that

business, correspond to the free-to-air Grupo Media Capital "TVI." The related amounts are as follows:

	12/31/2013	12/31/2012
Non-current assets	13,173	16,308
Current assets	118,428	107,402
Current liabilities	(73,674)	(66,450)

The other assets and liabilities are either allocable to the pay TV and audiovisual production businesses or are deemed to be shared by the various business lines of the audiovisual segment.

The Group's activities are located in Europe and America. Operations in Europe are carried out mainly in Spain, although since 2005 the Group has expanded into Portugal. The activities in America are located mainly in Brazil, Mexico and Colombia.

The breakdown of certain of the Group's consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Thousand of euros					
	Revenue		Other income		Profit/(loss) before non-controlling interests and tax	
	2013	2012	2013	2012	2013	2012
Europe	**1,936,122**	**1,899,046**	**34,533**	**35,570**	**(1,089,398)**	**(468,246)**
Spain	1,756,299	1,720,562	32,114	29,683	(1,110,703)	(489,251)
Rest of Europe	179,823	178,484	2,419	5,887	21,305	21,005
America	**744,158**	**724,449**	**10,881**	**5,627**	**103,637**	**112,827**
TOTAL	**2,680,280**	**2,623,495**	**45,414**	**41,197**	**(985,761)**	**(355,419)**

	Thousand of euros			
	Non- current assets (*)		Total assets	
	2013	2012	2013	2012
Europe	**3,416,035**	**4,355,234**	**6,062,704**	**7,052,320**
Spain	3,237,381	4,169,221	5,757,800	6,735,632
Rest of Europe	178,654	186,013	304,904	316,688
America	**216,241**	**239,353**	**641,228**	**609,693**
TOTAL	**3,632,276**	**4,594,587**	**6,703,932**	**7,662,013**

(*) Include property, plant and equipment, goodwill, intangible assets, investments accounted for using the equity method and other non-current assets.

(19) TAX MATTERS

In Spain, Promotora de Informaciones, S.A. files consolidated tax returns as permitted by Spanish Corporation Tax Law. It is the Parent of tax group number 2/91, which includes all

its subsidiaries *(see Appendix I)* that meet the requirements established by legislation for that purpose governing the taxation of the consolidated profit of corporate groups.

Since 1 January 2011, Dts Distribuidora Televisión Digital, S.A. is the Parent of group number 136/11, which includes all its subsidiaries that meet the requirements established by legislation for that purpose *(see Appendix I)*.

Also, on 1 January 2009, Prisa Radio, S.L. formed its own consolidated tax group in Spain, identified by number 194/09, which includes all the subsidiaries that meet the requirements established by legislation (*see Appendix I*). However, in 2013, as a result of the acquisition of treasury shares by Prisa Radio, S.L., Promotora de Informaciones, S.A. held a direct ownership interest of over 75% in the share capital of Prisa Radio, S.L., and an indirect ownership interest in the share capital of certain subsidiaries of Prisa Radio, S.L. If the aforementioned ownership interest is maintained throughout 2014, Prisa Radio, S.L. and the above mentioned companies will be included, with effect in 2014, in the consolidated tax group number 2/91, of which Promotora de Informaciones, S.A., is the Parent.

Lanza, S.A. de C.V. (Mexico) formed, together with its subsidiaries, its own consolidated tax group in Mexico.

GLR Sevices, Inc. has also formed its own consolidated tax group in the United States, together with its subsidiaries that meet the requirements for application of this special tax regime.

Grupo Media Capital, SGPS, S.A. and the companies in which it holds, directly or indirectly, ownership interests of at least 90%, which also meet the conditions set forth by Portuguese legislation, form a consolidated tax group in Portugal.

The other Group subsidiaries file individual tax returns in accordance with the tax legislation prevailing in each country.

In 2013 and in prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Title VII, Chapter VIII of the Consolidated Spanish Corporation Tax Law. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of the transitional regime for the reinvestment of extraordinary profits under Article 21 of repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this law are made in the notes to the financial statements of the corresponding companies.

In 2010, 2011 and 2012, several Group companies availed themselves of the tax credit for the reinvestment of extraordinary profits, amounting to EUR 559,498 thousand, EUR 54,652 thousand and EUR 362 thousand, respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved. In each case, they complied with the requirement of reinvestment of the proceeds from sales, through the acquisition of property, plant and equipment, intangible assets and non-current financial assets, under the terms established by law.

In relation to the filing of the 2012 consolidated income tax returns of the Prisa Group in July 2013, some of the companies in the tax group deducted from their tax base, for tax purposes and without any recognition for accounting purposes, the impairment losses on securities representing holdings in the share capital of companies, as envisaged by Article 12.3 of the Spanish Corporation Tax Law. The disclosures required by this law are made in the notes to the financial statements of the corresponding companies.

a) Reconciliation of the accounting loss to the tax loss

The following table shows, in thousands of euros, the reconciliation of the result of applying the standard tax rate in force in Spain to the consolidated accounting loss before tax, calculated in accordance with International Financial Reporting Standards, to the consolidated Group's income tax expense for 2013 and 2012.

	Income statement	
	2013	2012
CONSOLIDATED NET PROFIT UNDER IFRSs*	**(985,761)**	**(355,419)**
Tax charge at 30%**	(295,728)	(106,626)
Consolidation adjustments	247,664	61,782
Permanent differences (1)	21,012	(22,704)
Tax loss carryforwards	-	(399)
Tax credits and tax relief (2)	(4,175)	(2,133)
Effect of applying different tax rates (3)	9,234	3,258
INCOME TAX	(21,993)	(66,822)
ADJUSTMENT OF PRIOR YEARS' TAX (4)	61,215	5,700
FOREIGN TAX EXPENSE (5)	3,447	3,392
EMPLOYEE PROFIT SHARING (6)	1,926	2,721
ADJUSTMENTS TO CONSOLIDATED TAX	(1,100)	34,573
TOTAL INCOME TAX	**43,495**	**(20,436)**

*Loss

** The parentheses mean income

(1) The permanent differences arise mainly from the different recognition criteria for accounting and tax purposes of the expense deriving from certain provisions, of non-computable income and non-deductible expenses. The effect of companies which, as a result of incurring losses do not give rise to deferred tax assets, is also included.

(2) The Spanish companies that form part of the scope of consolidation of the Prisa Group for accounting purposes have availed themselves of domestic double taxation tax credits, deriving from dividends that are not eliminated on consolidation for accounting purposes, due to international double taxation and the tax credit provided for in Article 20 of Law 49/2002, of December 23, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage.

(3) Relating to the effect of taxation of profits from American and European subsidiaries at different rates.

(4) This relates to the effect in the income statement arising from the adjustment of prior years' income tax.

(5) This relates to the expense for taxes paid abroad and arises from withholdings at source from the income from various exports of services carried out by the Group's Spanish companies abroad and from dividends.

(6) This is an additional component of the income tax expense in countries such as Mexico.

b) Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognised at 2013 and 2012 year-end, in thousands of euros:

2013-

DEFERRED TAX ASSETS ARISING FROM:				
	12/31/2012	Additions	Disposals	12/31/2013
Advance Payment Tax Assessments	26,532	9,208	-	35,740
Non-deductible financial expenses	13,209	42,570	-	55,779
Non-deductible provisions	12,298	6,737	(9,724)	9,311
Non-capitalizable assets	37	-	-	37
Tax loss carryforwards	906,126	19,421	(2,378)	923,169
Unused tax credit recognized	345,593	27,583	(192,210)	180,966
Other	40,074	1,116	(2,186)	39,004
Total	**1,343,869**	**106,635**	**(206,498)**	**1,244,006**

DEFERRED TAX LIABILITIES ARISING FROM:				
	12/31/2012	Additions	Disposals	12/31/2013
Impairment losses on equity investments and goodwill	12,601	2,082	(1,522)	13,161
Deferral for reinvestment of extraordinary income	5,176	-	(534)	4,642
Accelerated depreciation and amortization	957	-	(49)	908
Other	3,443	7,994	(494)	10,943
Total	**22,177**	**10,076**	**(2,599)**	**29,654**

2012-

DEFERRED TAX ASSETS ARISING FROM:					
	12/31/2011	Additions	Transfers	Disposals	12/31/2012
Advance Payment Tax Assessments	-	26,532	-	-	26,532
Non-deductible financial expenses	-	13,209	-	-	13,209
Non-deductible amortization and provisions	4,438	11,107	-	(3,247)	12,298
Non-capitalizable assets	37		-	-	37
Tax loss carryforwards	822,630	98,948	(12,017)	(3,435)	906,126
Unused tax credit recognized	316,586	37,501	-	(8,494)	345,593
Other	23,003	7,265	12,017	(2,211)	40,074
Total	**1,166,694**	**194,562**	-	**(17,387)**	**1,343,869**

DEFERRED TAX LIABILITIES ARISING FROM:				
	12/31/2011	Additions	Disposals	12/31/2012
Impairment losses on equity investments and goodwill	19,637	158	(7,194)	12,601
Deferral for reinvestment of extraordinary income	6,094	-	(918)	5,176
Accelerated depreciation and amortization	488	486	(17)	957
Other	4,190	29	(776)	3,443
Total	**30,409**	**673**	**(8,905)**	**22,177**

The tax assets and liabilities in the consolidated balance sheet at 2013 year-end are recognized at their estimated recoverable amount.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognized in this connection.

The most significant amounts included under deferred tax assets relate to (i) tax assets arising from tax loss carry forwards, (ii) tax credits relating to Spanish income tax arising from double taxation and investments (other than tax credits for export activities) and (iii) tax assets arising from the limitation of the deductibility of finance costs, mainly, of Prisa's consolidated tax group 2/91. These deferred tax assets were recognized in accordance with the criteria set forth in "Accounting Policies".

Following is a detail, in thousands of euros, of the prior years' tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

YEAR INCURRED	AMOUNT	LAST YEAR FOR OFFSET	AMOUNT FOR OFFSET	RECOGNIZED	NOT RECOGNIZED
1996	628	2014	628		628
1997	78,221	2015	1,036	77,185	1,036
1998	242,124	2016	1,537	225,065	17,059
1999	371,524	2017	6,950	296,141	75,383
2000	470,284	2018	13,177	408,775	61,509
2001	479,574	2019	3,503	422,260	57,314
2002	552,043	2020	19,347	466,477	85,566
2003	594,037	2021	80,319	545,023	49,014
2004	159,691	2022	19,986	94,324	65,367
2005	7,085	2023	7,085	267	6,819
2006	12,465	2024	390,958	6,303	6,161
2007	5,682	2025	5,682	56	5,626
2008	13,433	2026	2,436,583	237	13,196
2009	8,651	2027	8,651	28	8,624
2010	3,861	2028	3,861	63	3,798
2011	230,799	2029	230,799	141,376	89,423
2012	414,890	2030	414,890	320,274	94,616
2013	104,885	2031	104,885	51,718	53,167
Total	**3,749,877**		**3,749,877**	**3,055,572**	**694,305**

The most significant tax losses of those indicated were those incurred during the launch of the satellite pay-TV business, recognized mainly by DTS, Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Prisa Televisión Group. Their recovery is reasonably assured, in view of the historic performance of the pay TV businesses and the forecasts contained in the Canal+ Group's business plan.

In this respect, Group management has updated its long-term business plan, in which it has taken into account the Group's future strategy. The main conclusion of the aforementioned business plan forecasts that the Group's pay TV business will earn greater profits in the medium term that will enable it to recover the tax assets recognized within the period established by prevailing legislation.

The detail, by country, of the tax loss carry forwards relating to the Group's foreign companies is as follows, in thousands of euros:

YEAR GENERATED	USA	MEXICO	BRAZIL	CHILE	ARGENTINA	COLOMBIA	PORTUGAL	TOTAL
1998	1,644							1,644
1999	2,804							2,804
2000	3,690							3,690
2001	3,102							3,102
2002	1,798							1,798
2003	2,776							2,776
2004	3,014							3,014
2005	3,013							3,013
2006	7,259	615						7,874
2007	5,384	221	218		177			6,000
2008	4,187	961	193		204		2,395	7,940
2009	5,252	484	101		315		14	6,165
2010	3,275	38	64	4,293	627			8,297
2011	5,308	493	1,067		403			7,272
2012	2,268	878	4,859		376	1,091	361	9,833
2013	2,994	3,750	11,672	1,883			357	20,656
TOTAL	**57,768**	**7,440**	**18,174**	**6,176**	**2,102**	**1,091**	**3,127**	**95,878**
RECOGNIZED		4,041	17,091	6,176		1,091	2,207	30,606
NOT RECOGNIZED	57,768	3,399	1,083		2,102		920	65,272
Period for offset	20 years	10 years	No limit	No limit	5 years	5 years	6 and 5 years	

c) Years open to examination by the revenue authorities

The years open to examination by the revenue authorities for the main taxes vary from one consolidated company to another, although they generally relate to the last four years, with the exceptions discussed below.

In 2011 tax audits commenced for taxes relating to raffles, betting and random combinations for 2007 to 2010, at Prisa Televisión, S.A.U. (company absorbed during the year by Promotora de Informaciones, S.A.), which concluded with the issuance of a notice signed on a contested basis from which a determination of EUR 8,570 thousand arose (tax deficiency plus interest), against which the Company filed an appeal to the Board of Tax Appeals, for which a decision had not yet been handed down at the date of authorization for issue of these financial statements. Even though the appeal was filed, the tax debt deriving from this notice was paid and was recognized as a loan vis à vis the revenue authorities.

In 2006 the revenue authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001 and 2002 and for VAT, personal income tax withholdings and prepayments (employees and professionals), tax on property income, investment income tax and non-resident income tax for the following companies and years:

Companys	Years
Sociedad dominante-	
Promotora de Informaciones, S.A.	junio 2000 a mayo 2004
Sociedades dependientes-	
Diario El País, S.L.	junio 2000 a mayo 2004
Sociedad Española de Radiodifusión, S.L.	junio 2000 a mayo 2004
Prisa Brands Solutions, S.L.U.	enero 2001 a diciembre 2003
Ítaca, S.L.	enero 2001 a diciembre 2002
Mateu Cromo Artes Gráficas, S.A.	enero 2001 a diciembre 2002
Promotora de Emisoras de Televisión, S.A.	enero 2001 a diciembre 2003
Grupo Empresarial de Medios Impresos, S.L.	enero 2001 a diciembre 2003
Grupo Santillana de Ediciones, S.L.	enero 2001 a diciembre 2003
Santillana Educación, S.L.	enero 2001 a diciembre 2003
Santillana Ediciones Generales, S.L.	enero 2001 a diciembre 2003

The Parent filed the relevant appeals and claims against the determination agreements relating to income tax, arising from the aforementioned tax audits. Both the decisions of the Central Economic-Administrative Tribunal (TEAC) and the rulings of the National Appellate Court were partially upheld, although the corresponding petitions for review by the Supreme Court were filed against them.

The petitions for review by the Supreme Court for 2001 and 2002 were denied leave to proceed on formal grounds, to the same extent as the motions for annulment filed against the denial. The Company has filed the corresponding petition for review by the Spanish Constitutional Court.

In May and July 2013, the Company was notified of the partially upheld decisions of the Supreme Court, which resolve its petitions for review relating to income tax for 2000 and 1999, confirming the criteria of the audit relating to the proposal of the adjustment of the tax credit for export activities arising at the Prisa Group in those years.

Against the determinations arising from the execution by the revenue authorities of the partially upheld decisions of the Supreme Court from 1999 (amounting to EUR 5,736 thousand), to 2000 (EUR 7,461 thousand) and the denial of leave to proceed order relating to 2001 (EUR 17,069 thousand), the Company has filed the corresponding appeals and claims in relation to which the TEAC has not yet handed down a decision. Guarantees have been provided for all the determinations, the execution of which has been stayed.

In 2010 the tax audits for consolidated income tax for 2003 to 2005 were completed, for which the corresponding notice was issued and signed on a contested basis, and which included a determination amounting to EUR 20,907 thousand (tax deficiency plus interest). The TEAC dismissed the appeal to the Board of Tax Appeals and the Company filed the corresponding appeal for judicial review at the National Appellate Court, for which at the date of authorization for issue of these financial statements, a decision had not yet been handed

down. Despite being appealed, the tax debt deriving from this notice was paid and was recognized as a long-term loan vis à vis the revenue authorities.

The audit of VAT for the period from June 2004 to December 2006 concluded with the issuance of tax notices signed on an uncontested basis, amounting to EUR 909 thousand, which were paid in 2010 and tax assessments signed on a contested basis, amounting to EUR 5,416 thousand, respectively. In 2013 the partially upheld decision was received against which the Company filed the corresponding appeal for judicial review, for which a decision has not yet been handed down. Despite being appealed, the tax debt deriving from this notice was paid and was recognized as a long-term loan vis à vis the revenue authorities.

In 2013 the tax audits at the consolidated tax group relating to income tax for 2006 to 2008 were completed, with the issuance of a notice signed on a contested basis, amounting to EUR 9 thousand, which was paid by the Company. Although the Company did not agree with the criteria used in the tax audit relating to the proposed adjustment, an appeal to the Board of Tax Appeals was filed at the TEAC, for which a decision has not yet been handed down. The determination agreement included the adjustment by the tax audit of all the tax credits for export activities arising in that period.

The tax audit for individual income tax for 2008 relating to Sociedad Española de Radiodifusión, S.L. concluded with the issuance of a notice, amounting to EUR 219 thousand, which was paid. The company filed the corresponding appeal relating to the Board of Tax Appeals at the TEAC in relation to this administrative order, on which a judgment has not yet been handed down.

With regard to VAT for the period from June 2007 to December 2008 relating to Promotora de Informaciones, S.A, the tax audits concluded during the year, with the issuance of two notices, one for EUR 539 thousand, which was paid by the Company, and against which a motion for review has been filed and another, amounting to EUR 4,418 thousand, against which a claim has been filed at the TEAC for which a judgment has not yet been handed down. Also, a decision has not yet been handed down regarding the request to stay the enforcement of this determination.

In 2013 partial tax audits were conducted relating to the personal income tax withholdings and prepayments (employees and professionals) for the following companies and periods:

Companies	Years
Promotora de Informaciones, S.A.	2009, 2010 and 2011
Sociedad Española de Radiodifusión, S.L.	2010 and 2011
Santillana Ediciones Generales, S.L.	2009, 2010 and 2011
Grupo Santillana de Ediciones, S.L.	2009, 2010 and 2011
Grupo Empresarial de Medios Impresos, S.L.	2009, 2010 and 2011
Ediciones El País, S.L.	2009, 2010 and 2011
Canal Satélite Digital, S.L.	2009, 2010 and 2011
DTS, Distribuidora de Televisión Digital, S.A	2009, 2010 and 2011

In 2013 partial tax audits were conducted relating to income tax for 2008 of the consolidated tax group 225/04, of which Dédalo Grupo Gráfico, S.L., was the parent during that year. The aforementioned tax audits were concluded with the issuance of a notice signed on a contested basis, without the issuance of any tax payable and in which the tax loss carry forwards that

arose prior to the inclusion of Dédalo Offset, S.L. in the tax group were adjusted (subsidiary in that year, which separated from the tax group in 2012), amounting to EUR 10,167 thousand. Since the parent of this Group did not maintain the examination criteria, it filed the appropriate pleas. Also, as a result of the aforementioned adjustment and prior to the authorization for issue of the financial statements, the penalty imposition agreement, amounting to EUR 1,525 thousand, was received, against which the company will file the relevant appeals.

The Parent and Sociedad Española de Radiodifusión, S.L., appraising the existence of two Supreme Court decisions (those relating to 1999 and 2000), received by the Group in 2013, which admit the criteria of the revenue authorities regarding the adjustment of the tax credits for export activities, and to the extent that virtually the entire tax credit mentioned above was also questioned during the tax audit of the tax Group relating to income tax for 2003-2005 and has been questioned once again in the tax audit for the 2006-2008 period (whose determination agreements relate to 2013), using prudent criteria, adjusted, for accounting purposes, an additional amount to the tax credit that arose in this connection. A EUR 46,103 thousand provision was recognized for this purpose, for the amount of the tax credit used in prior years and deferred tax assets amounting to EUR 191,661 thousand were derecognized, corresponding to the amount of unused tax credits (*see note 14*).

However, since the balance sheet already includes a previous balance of a provision recognized in previous years for such purposes, the impact of the aforementioned adjustment in this connection on the income statement for 2013, amounted to EUR 48,064 thousand.

At the date of authorization for issue of the financial statements, the full amount of the tax credits for export activities generated by the Group and queried in the tax audit was either derecognized or a provision was recognized in relation thereto.

Also, the balance of *"Provision for Taxes"* includes an additional amount of EUR 18,105 thousand (the impact of which on the income statement for 2013 was EUR 12,251 thousand), to cover unfavorable rulings upheld during the various tax proceedings described above (*see note 14*).

No additional material liabilities are expected to arise for the Company as a result of the current or possible future tax audits.

(20) DISTRIBUTION OF RESULTS

The proposal for the distribution of the loss of Promotora de Informaciones, S.A. for 2013 is as follows (in thousands of euros):

	Amount
Basis of appropriation	
Loss for the year	(596,576)
Distribution-	
Prior year losses	(596,576)

(21) EARNINGS PER SHARE

Basic earnings/(loss) per share was calculated by dividing the profit/(loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares in circulation during the period.

The impact on the number of ordinary shares of the share subscription rights (warrants) and the conversion of Class B shares is antidilutive. Therefore, basic and diluted earnings per share amounts are the same.

The basic earnings (loss) per share attributed to equity holders of the Parent corresponding to continuing and discontinued operations in 2013 and 2012 were the following:

	Thousands of euros	
	12/31/2013	12/31/2012
Profit/(loss) for the year from continuing operations attributable to the Parent	(648,610)	(256,761)
Profit/(Loss) after tax from discontinued operations attributable to the Parent	(95)	(3,496)
Profit/(loss) for the year attributable to the Parent	(648,705)	(260,257)
Weighted average number of ordinary shares outstanding (thousands of shares)	1,011,450	947,991
Basic earnings/(loss) per share of continuing operations (euros)	(0.64)	(0.27)
Basic earnings/(loss) per share of discontinued operations (euros)	(0.00)	(0.00)
Basic earnings/(loss) per share (euros)	(0.64)	(0.27)

In 2012, considering the same weighted average number of ordinary shares outstanding than in 2013, basic loss per share was 0.26 euros.

Weighted average number of ordinary shares outstanding in 2013 and 2012:

	Thousands of shares	
	2013	2012
Ordinary shares at December 31	991,323	847,861
Share capital increases	22,514	103,976
Weighted average of treasury shares	(2,387)	(3,846)
Weighted average number of ordinary shares outstanding for basic earnings per share	**1,011,450**	**947,991**

(22) RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2013 and 2012 is as follows:

	Thousands of euros	
	12/31/2013	12/31/2012
Receivable		
Trade receivables	11,180	21,023
- Associates	11,166	20,922
- Related parties	14	101
Long-term loans	17,000	18,783
Short-term loans	4,752	5,483
Total	32,932	45,289
Payable		
Trade payables	2,583	9,854
- Associates	2,583	9,854
- Related parties	-	-
Other payables	10	5
- Associates	10	5
- Related parties	-	-
Total	2,593	9,859

The transactions performed with related parties in 2013 and 2012 were as follows (in thousands of euros):

	12/31/2013		12/31/2012	
	Directors and executives	Group employees, companies or entities	Directors and executives	Group employees, companies or entities
Services received	2,717	15,837	2,652	22,673
Other expenses	12,426	1,515	11,177	3,588
Total expenses	**15,143**	**17,352**	**13,829**	**26,261**
Finance income	-	113	-	156
Dividends received	-	4,021	-	13,727
Provision of services	-	90,512	-	123,660
Other income	-	5,412	-	12,034
Total revenues	-	**100,067**	-	**149,577**

All related party transactions have taken place under market conditions.

The aggregate amount of EUR 12,426 thousand relates to the accrued salaries of directors *(see Note 23)* and executives.

Remuneration of senior executives-

The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2013 and of the Group companies other than it amounted to EUR 6,209 thousand (EUR 5,819 thousand in 2012), which will be paid at short term.

At December 31, 2013, the senior executives of the Prisa Group are considered to be the persons who are directly accountable to the top executive (members of the Business Management Committee who are not executive directors and those who usually attend it), in addition to the internal audit director of Promotora de Informaciones, S.A. During 2013 these senior executives were: Javier Lázaro Rodríguez, Fernando Martínez Albacete, Miguel Ángel Cayuela Sebastián, Antonio García-Mon Marañés, Pedro García Guillén, Andrés Cardo Soria, Bárbara Manrique de Lara, Jose Luis Sainz, Óscar Gómez y Virginia Fernández Iribarnegaray.

The total remuneration for the senior executives includes that for Kamal M. Bherwani, until his departure as the General Manager for the Digital Area, and that for Iñigo Dago Elorza, who resigned as General Secretary in February 2013.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 15,837 thousands correspond to the distribution, transport and logistics services provided by Gelesa Gestión Logística and other companies belonging to the distribution business until September 2013, when they were sold (*see note 3*), acquisition of films from Mediaset España Comunicación, S.A. and purchases of supplements from Ediciones Conelpa, S.L.

The aggregate amounts of EUR 4,021 thousands, mainly, correspond to dividends received by Sociedad Española de Radiodifusión, S.L. as a result of the investment in Sistema Radiópolis, S.A. de C.V.

Finally the aggregate amount of EUR 90,512 thousands correspond to income received for technical and administrative services and for sale of advertising space and rights to Grupo Mediaset España Comunicación, S.A., as well as to income received for the sale of copies and add-ons to Gelesa Gestión Logística and other companies belonging to the distribution business until September 2013, when they were sold.

The detail of other transactions performed with related parties in 2013 and 2012 is as follows (in thousands of euros):

	12/31/2013			12/31/2012		
	Significant shareholders	Group employees, companies or entities	Other related parties	Significant shareholders	Group employees, companies or entities	Other related parties
Financing agreements: loans	-	21,752	-	-	8,006	-
Guarantees provided *(see Note 24)*	-	-	6,459	-	-	12,801
Commitments/guarantees cancelled *(see Note 24)*	-	-	-	-	-	-
Dividends and other distributed profits	-	-	-	-	19,933	-
Other transactions	-	-	-	-	-	-

In 2012, the aggregate amount of EUR 19,933 thousands corresponds to dividends distributed by DTS, Distribuidora de Televisión Digital, S.A. to its shareholder Mediaset España Comunicación, S.A.

(23) REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2013 and 2012, the consolidated companies registered the following amounts in respect of remuneration to Prisa's Board members:

	Thousands of euros	
	12/31/2013	12/31/2012
Fixed remuneration	2,068	2,908
Variable remuneration	2,281	-
Attendance fees	465	463
Bylaw-stipulated directors' emoluments	1,348	1,908
Other	55	79
Total	6,217	5,358

In addition, during 2013 an expense of EUR 853 thousands was registered due to the accrual of the remuneration already paid in 2011 to the current executive president of the Group *(see Note 11)*.

In 2013, Juan Luis Cebrián Echarri received an advance payment of EUR 50,000, without interest, payable in 2014, charged to the variable remuneration of 2013.

Pursuant to Article 229 of the Corporate Enterprises Act, approved by Legislative Royal Decree 1/2010 dated July 2, following is a detail of the companies with the same, analogous or similar corporate purpose as that of Promotora de Informaciones, S.A. (PRISA) in which directors and their affiliates, as defined in Section 231 of this Act, have stakes, and of the duties, if any, that they perform therein:

Owner	Company	Percentage of ownership (%)	Functions
Juan Luis Cebrián Echarri	Le Monde Libre	-	Director
Juan Luis Cebrián Echarri	Societé Editrice du Monde	-	Director
Juan Luis Cebrián Echarri	Le Monde	-	Director
Juan Luis Cebrián Echarri	Mediaset España Comunicación, S.A.		Director
Manuel Polanco Moreno	Mediaset España Comunicación, S.A.	-	Deputy chairman
Manuel Polanco Moreno	V-me Media Inc	-	Director
Arianna Huffington	AOL, Inc	-	Chairman and Director of "The Huffington Post Media Group"
Jose Luis Leal Maldonado	Punto y Seguido, S.A.	0.05	-
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	-	Chairman

It is also hereby stated that:

i) a daughter of Director Mr. Juan Luis Cebrián is a consultant at On Demand, S.L.(which deals with activities related to all types of audiovisual products, films, theatre and other shows);
ii) a son of Director Mr. Alain Minc's is the Editor of *"Paris Match", "Journal du Dimanche" and "Version Femina"* (a magazine edited by the *Lagardère Group*), and
iii) Director Mr. Nicolas Berggruen owns 32.01% of the share capital of LeYa, the holding company of the editorial group composed of Brazilian, Portuguese, and African editors, through his company Berggruen Holding LTD.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company's Annual Corporate Governance Report: Juan Luis Cebrián Echarri, Fernando Abril-Martorell, Manuel Polanco Moreno and Arianna Huffington.

Also, in accordance with Article 230 of the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have been engaged in 2013, or are currently engaged, for their own account or the account of others, in a business that is the same as or analogous or supplementary to the business constituting the corporate purpose of Promotora de Informaciones, S.A.

(24) GUARANTEE COMMITMENTS TO THIRD PARTIES

At December 31, 2013, Prisa had furnished bank guarantees amounting to EUR 198,661 thousand mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (EUR 37,141 thousand), litigation for football rights (EUR 50,000 thousand) and acquisition of football rights (EUR 91,465 thousand)*(see Note 27)*.

On June 15, 2011, Prisa furnished a first-call guarantee for up to USD 40,000 thousand regarding payment obligations set forth in two contracts signed between DTS, Distribuidora de Televisión Digital, S.A. and Cisco Systems Capital Spain, S.L. The contracts consist in a revolving lease, for USD 80,000 thousand, and a credit agreement, for USD 2,350 thousand, and the payment obligations relate to the lease, development and rental of advanced television-signal decoders for Canal+.

To enforce the guarantee, it shall suffice for Cisco Systems Capital Spain, S.L. to inform Prisa that a breach has taken place and to indicate the amount owed, in which event Prisa undertakes to pay the amount requested within 15 calendar days. The maximum amount guaranteed may be claimed either in whole or in part and on one or more occasions and, if the case should arise, the maximum amount will be reduced in accordance with the payments that have been made, and the guarantee on the amount pending shall remain in effect.

The guarantee is irrevocable and it is furnished in a non-specific manner and irrespective of the legal relationship between Cisco Systems Capital Spain, S.L. and DTS, Distribuidora de Televisión Digital, S.A.; hence, it shall be payable upon a simple request, when the first written demand is received, with no need to evidence a prior claim or to bring any action against DTS, Distribuidora de Televisión Digital, S.A. The guarantee shall remain in force until the complete discharge of the obligations covered by it. The amount guaranteed by Prisa at December 31, 2013 was EUR 20,637 thousand.

The guarantee shall be extended and shall cover any extension or broadening of or amendment to the aforementioned guaranteed contracts, and there shall be no need to notify Prisa of such extensions, broadening or amendments.

Lastly, Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of EUR 6,459 thousand covering part of the obligations that it acquired vis-a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

The Company's directors consider that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(25) FUTURE COMMITMENTS

DTS, Distribuidora de Televisión Digital, S.A. and the Media Capital Group have entered into purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the DTS and Media Capital Group companies' programming needs in the years indicated.

By virtue of an agreement entered into with Indra on December 23, 2009, Prisa assumed payment commitments totaling EUR 267,225 thousand with this company for seven years. In 2012, the scope of the project changed, affecting the service in Latin America and Spain, and certain criteria for the invoicing of services were modified, while the straight-line in arrears model was replaced with a consumption-based model. As a result of these changes, the amount of the future commitments initially agreed on has also changed. The amount invoiced in 2010, 2011, 2012 and 2013 amounted to EUR 110,330 thousand and the estimated future new commitments for the remainder of the contract to EUR 118,384 thousand.

Future Commitments also included the amounts derivate for the agreement reached with 3i Group, plc *(see note 3)*.

At December 31, 2013, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 1,437,360 thousand. The net amounts payable in relation to these obligations fall due as follows:

Year	Thousands of euros
2014	875,938
2015	392,021
2016	79,250
2017	51,752
2018	1,812
2019 and subsequent years	36,587
	1,437,360

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfil all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

Past-due payments to creditors-

Past due payments to creditors corresponds to those Spanish creditors (excluding suppliers of non-current financial assets or finance-lease creditors) who are paid after the maximum legal period (60 days in 2013 and 75 days in 2012). This also includes payables to suppliers with which certain Group companies are involved in unresolved litigation.

At December 31, 2013, trade payables over 60 days past due for the Spanish Group companies amounted to EUR 210,633 thousand (trade payables at December 31, 2012 over 75 days past due amounted to EUR 215,648 thousand).

The detail of payments made in 2013 and in 2012 is as follows:

	2013		2012	
	Thousands of euros	%	Thousands of euros	%
Past-due more than 60 days in 2013 and 75 days in 2012	420,885	24.71	465,571	31.96
Others	1,282,495	75.29	991,186	68.04
Total payments	**1,703,380**	**100**	**1,456,757**	**100**
Weighted Average Number of Days Past-Due (DSO)	98		110	

The increase in total payments is mainly due to the change in the model for marketing soccer which took place at the start of the 2012-2013 seasons.

The unpaid amount whose deadlines exceed the maximum legal period established in Spain is due partly to the suppliers with which the company has reached agreements for the deferral and instrumentation, where applicable of the payments.

(26) LEGAL MATTERS

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine state, the sale of the shares of Radio Continental, S.A. has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings.

Finally, the main proceedings were resolved in a ruling on May 14, 2013, by the Argentine Administrative Law Court, confirmed in a ruling from the Appeals Board on October 23, 2013, rejecting the authorization of the share purchase by Radio Continental, S.A.

(27) ONGOING LITIGATIONS AND CLAIMS

With respect to the litigation in which Prisa Televisión, S.A.U. ("Prisa TV"), currently Prisa[1]) has been involved with various cable operators (Auna, Telecable Asturias, Tenaria, Euskaltel, R Telecomunicaciones de Galicia and R Telecomunicaciones de Coruña), all related to the outcome of different arbitration claims filed by these operators before the former Telecommunications Market Commission [*"Comisión del Mercado de las Telecomunicaciones"*

[1] All references to Prisa TV will be deemed as made to Prisa; furthermore, on 31 July 2013 the public deed of merger by absorption between Prisa (as absorbing company) and Prisa TV (as absorbed company) was recorded at the Commercial Registry of Madrid. As a result of the merger, Prisa TV has been wound up without liquidation and a block transfer of its entire assets has been made to Prisa under universal succession. Consequently, Prisa has subrogated the position that Prisa TV would respectively hold in any such claims, proceedings, suits or litigation.

(CMT)], claiming the right to receive an offer enabling them to commercialize various channels, which at the time were supplied by Sogecable, S.A. (which subsequently became Prisa TV and is currently known as Prisa) to its subscribers, Prisa has reached various transactional agreements with Auna, Tenaria and Euskaltel, with which it has put an end to its litigation with these cable operators. As regards the other operators (R Telecomunicaciones de Galicia, R Telecomunicaciones de Coruña and Telecable de Asturias), proceedings are still underway before various Courts, and a resolution of the remedies of appeal lodged remain outstanding, except for the proceedings brought by Telecable Asturias before Commercial Court Number 3 in Madrid, where the Provincial Appellate Court of Madrid, in an order delivered on November 7, 2013, partly upheld Prisa's appeal against an order delivered by said Commercial Court on June 28, 2010, ordering Prisa TV to pay to Telecable an amount of EUR 2,647.3 thousand; the Provincial Appellate Court had reduced this indemnification to EUR 1,184.5 thousand.

On July 24, 2006 AVS, Sogecable, S.A.U. (which subsequently became Prisa TV and is currently known as Prisa), TVC Multimedia, S.L. ("TVC") and Mediaproducción, S.L. ("Mediapro") reached an agreement to exploit the Football League rights for the 2006/07 and successive seasons. The main object of this agreement was to maintain the televised football exploitation model that had allowed, under Audiovisual Sport, S.L.'s coordination, the broadcasting since 1997 of all League matches in a peaceful, stable and orderly manner. The parties agreed to provide AVS with any agreements governing the rights of various football Clubs, for their joint exploitation by the latter. In addition, it was agreed to sell to Mediapro freeview TV exploitation rights and exploitation rights on international markets, amongst others. Furthermore, it was agreed that Mediapro enter the Company's capital stock.

Following reiterated infringements by Mediapro of said agreements, even immediately after its signature date, and its non-payment of debts in favour of AVS, the latter filed a claim against Mediapro on July 3, 2007, which was subsequently extended on July 31, 2007. Furthermore, in late August 2007, AVS publicly announced its suspension of delivery of the audiovisual signal to Mediapro, due to its reiterated infringements. However, La Sexta freeview operator (a company at the time held by Mediapro), continued to broadcast freeview matches.

On September 28, 2007, Mediapro replied to the claim and issued a counter-claim against the other signatories of the agreement dated July 24, 2006, alleging that this agreement was null and void.

On October 8, 2007, First Instance Court No. 36 in Madrid upheld the interim measures requested by AVS against Mediapro, declaring that the First Division Club rights for the 2007/2008 season, covered by the interim measure, belonged to AVS; it resolved that *"Mediapro be forbidden, during the 2007/08 football season, to make any disposal and exploitation of the audiovisual rights assigned to AVS, except for any legitimate use of said rights further to the legal relationship arising from the Agreement of July 24, 2006"*. In compliance with this court order, AVS provided a deposit before the Court of 50 Million Euros, to secure compliance with its contractual obligations. The order of October 8, 2007 was overruled by the Provincial Appellate Court of Madrid in July 2008, and the foregoing deposit remained at the disposal of the First Instance Court until completion of the procedure to settle loss and damage. This procedure depends on the final resolution adopted in the main suit.

In a judgment dated March 15, 2010, the Court upheld AVS's claim in full, rejecting the counter-claim brought by Mediapro against AVS, PRISA and TVC. Moreover, the Court ordered Mediapro to pay to AVS more than EUR 95 million as amounts outstanding in favour of AVS, further to the provisions established in the agreement of July 24, 2006, including the loss and damage arising from said infringements. The judgment also ordered Mediapro to provide AVS with the agreements signed by Mediapro with the football clubs, and to inform the latter of said contractual assignment to AVS.

This judgment was challenged in appeal by Mediapro and AVS applied for its provisional enforcement on June 9, 2010. In an Order dated June 21, 2010, the Court dispatched the enforcement requested, although it was suspended following the application and subsequent declaration of Mediapro's bankruptcy, which was being examined by Commercial Court No. 7 in Barcelona (Bankruptcy No. 497/2010).

In a judgment dated November 14, 2012, the Provincial Appellate Court of Madrid basically agreed with the instance decision, upholding Mediapro's appeal solely as regards the term of the agreement of July 24, 2006, which it declared terminated at the end of the 2008/2009 season.

Both AVS and Prisa TV have lodged a motion to vacate and appeal for procedural infringement against said judgment. The Supreme Court still has to rule on said appeal.

Further to the bankruptcy proceedings, AVS filed another claim against Mediapro before Commercial Court No. 7 in Barcelona, claiming EUR 97 million for damages not covered by the judgment of March 15, 2010. These proceedings have been suspended, given that the Judge has declared the need for a preliminary ruling in civil matters, in an Order dated September 22, 2010, which has been challenged on appeal by AVS. The Provincial Appellate Court has upheld the Court's decision, which is why the proceedings remain suspended until the preliminary ruling is completed.

Likewise, AVS has brought other incidental claims in the bankruptcy proceedings, which have been rejected in various resolutions; AVS has lodged the relevant remedies of appeal against these decisions.

On December 23, 2011, Commercial Court No. 7 in Barcelona delivered a judgment, rejecting AVS's challenge, and approved the advanced agreement proposal. As a result, bankruptcy effects ceased and April 23, 2012 was scheduled as the initial effective date of the agreement.

AVS has brought a remedy of appeal against the judgment of Commercial Court No. 7 in Barcelona and, at the same time, against all the resolutions delivered in the course of the agreement which, pursuant to the provisions of the Bankruptcy Act, are subject to appeal at the current procedural stage, and which have rejected the incidents filed by AVS, seeking to adequately integrate the bankruptcy debit and credit assets.

The Provincial Appellate Court of Barcelona, in an order dated September 30, 2013, overruled a prior resolution of Commercial Court No. 7 in Barcelona, which had granted interim measures to AVS, as security of up to EUR 230,334.0 thousand, without requiring that AVS provide a deposit to cover its part. This means that, at the end of the 35-month waiting period determined in the approved agreement, Mediapro will deposit this amount into the

consignment account held by Commercial Court No. 7, or will secure payment thereof by providing a bank guarantee, insofar as the contingency affecting AVS' credits no longer exists, given that the final outcome of the amount consigned or guaranteed is dependent upon the outcome of the litigation. Mediapro has filed an incident of annulment of proceedings with respect to the order delivered by the Provincial Appellate Court of Barcelona on September 30, 2013; this application was expressly rejected by said Provincial Appellate Court in an order delivered on December 18, 2013.

All other appeals are pending resolution by the Provincial Appellate Court of Barcelona.

In addition, by means of a resolution adopted by the former Investigation Directorate of the Spanish Competition Commission ["*Comisión Nacional de Competencia*" (CNC)] on December 7, 2012, it was agreed to file sanctioning proceedings for conduct forbidden in Articles 1 and 2 of the Spanish Competition Act ["*Ley de Defensa de la Competencia*" (LDC)], and Articles 101 and 102 of the Treaty on the Functioning of the European Union (TFEU) against DTS, Telefónica S.A. and Mediapro, in relation to the commercialization of Canal+ Liga and Canal+ Liga de Campeones, under reference number S/0436/12. At present, the proposed agreement to terminate the proceedings, forwarded by the Investigation Directorate to the Board of the former Spanish Competition Commission (CNC) is awaiting a resolution from the Board of the Spanish Markets and Competition Commission ["*Comisión Nacional de los Mercados y la Competencia*" (CNMC)]. Termination of said proceedings with a final agreement would remove any risk of a fine being imposed on DTS.

Furthermore and pursuant to the provisions established in the agreement signed on July 31, 2013 by DTS and Mediapro, DTS has subjected to arbitration conducted by the International Court of the International Chamber of Commerce in Paris the resolution of its current dispute with Mediapro regarding "effective verification" of the purchase cost of the respective "audiovisual rights", provided by DTS and Mediapro under the agreement of August 16, 2012; this agreement regulates the television exploitation of the First and Second Division League National Championship and Copa de S.M. el Rey (except the final) for the 2012/2013 - 2014/2015 seasons, both inclusive.

In its claim, filed on August 19, 2013, DTS is requesting that the Court, depending on the outcome of this verification, definitively establish the amount of consideration and payments to be made by DTS and Mediapro for the three sports seasons regulated in the agreement of July 31, 2013, i.e. the 2012/2013, 2013/2014 and 2014/2015 seasons, including in its arbitral award any adjustments required in such consideration and payments, thereby definitively establishing the same, as well as ordering a return to DTS of the excess amount paid during the seasons already completed at the delivery date of the arbitral award, together with default interest.

In turn, Mediapro has filed a counter-claim against DTS requesting, amongst others, that effective verification of the costs be limited to the first two seasons of the three foreseen in the agreement of August 16, 2012. DTS has replied to this claim.

At present, the Arbitration Tribunal is waiting to be incorporated, and both DTS and Mediapro have proposed their respective arbitrators.

Furthermore, DT has claimed from Cableuropa, S.A.U. (ONO) an amount of EUR 3,453.2 thousand to a partial breach of the payment obligation foreseen in the agreement signed by DTS and ONO on September 28, 2012, allowing a non-exclusive broadcasting in ONO's television services of "Canal+ Liga" over the 2012/13 to 2014/15 seasons, both inclusive. First Instance Court No. 46 in Madrid has been entrusted with the matter, which is still being processed.

Grupo Godó de Comunicación, S.A., holding 18.37% of Prisa Radio, S.L. ("Prisa Radio"), and Mr. Javier Godó Muntañola and Mr. Carlos Godó Valls, nominee directors of Prisa Radio, have filed a claim to challenge the resolutions adopted on 5 and 18 December 2013 by the Board of Prisa Radio, regarding renewal of the personal guarantee granted by the company in relation to the agreements to restructure and extend Prisa's financial debt, which were formalised in a public deed on December 11, 2013 by Prisa and all of its banks and creditor financial institutions. The Company's Directors, internal and external legal advisors do not believe that resolution of this litigation will entail any relevant liabilities not registered by the Company.

In addition, the Company has other litigation for smaller amounts. The Directors, internal and external advisors do not consider that any relevant liabilities will arise from this litigation.

(28) EVENTS AFTER THE BALANCE SHEET DATE

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%. As a result of this, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

(29) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
EDUCATION					
Full consolidation					
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Ediciones Generales, S.L.	95,81%	
			Ítaca, S.L.	4,19%	
			Ediciones Santillana, S.A. (Argentina)	1 share	
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Ediciones Generales, S.L.	99,97%	
			Ítaca, S.L.	0,03%	
Avalia Qualidade Educacional Ltda.	Rua Padre Adelino, 758. Belenzinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	95,93%	
Santillana Infantil y Juvenil, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Santillana Educación, S.L.	100,00%	2/91
			Ediciones Obradoiro, S.L.	1 share	
Distribuidora y Editora Aguilar A.T.A., S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Ediciones Generales, S.L.	94,97%	
			Ítaca, S.L.	5,01%	
			Ediciones Voramar, S.A.	0,01%	
			Ediciones Obradoiro, S.L.	0,01%	
			Ediciones Grazalema, S.L.	0,01%	
Distribuidora y Editora Richmond, S.A.	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94,90%	
			Ítaca, S.L.	4,80%	
			Ediciones Voramar, S.A.	0,10%	
			Ediciones Obradoiro, S.L.	0,10%	
			Ediciones Grazalema, S.L.	0,10%	
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Sevilla	Publishing	Santillana Educación, S.L.	99,98%	2/91
			Ítaca, S.L.	0,02%	
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100,00%	
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Santillana Educación, S.L.	95,00%	
			Ítaca, S.L.	5,00%	
Ediciones Santillana, S.A. (Uruguay)	Juan Manuel Blanes 1132. Montevideo. Uruguay	Publishing	Santillana Educación, S.L.	100,00%	
Ediciones Obradoiro, S.L.	Rúa de Entrerríos nº 2 2º B. 15705 Santiago de Compostela	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Ediciones Voramar, S.A.	Valencia, 44. 46210. Picanya. Valencia	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Editora Altea, Ltda.	Rua Urbano Santos 755 Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 share	
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Município do Rio de Janeiro. Brasil	Publishing	Editora Objetiva, Ltda.	99,96%	
			Editora Moderna Ltda.	5 shares	
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belenzinho. Sao Paulo. Brasil	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Município do Rio de Janeiro. Brasil	Publishing	Santillana Ediciones Generales, S.L.	76,00%	
Editorial Nuevo México, S.A. de C.V.	Avenida Río Mixcoac 274 Col. Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100,00%	
			Editorial Santillana, S.A. de C.V. (México)	0,00%	
Editorial Santillana, S.A. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Publishing	Santillana Educación, S.L.	94,90%	
			Ítaca, S.L.	5,10%	
			Ediciones Voramar, S.A.	0,00%	
			Ediciones Obradoiro, S.L.	0,00%	
			Ediciones Grazalema, S.L.	0,00%	
Editorial Santillana, S.A. (Guatemala)	26 Avenida 2-20 zona 14. Guatemala - Guatemala	Publishing	Santillana Educación, S.L.	99,99%	
			Ítaca, S.L.	0,01%	
Editorial Santillana, S.A. (Honduras)	Colonia los Profesionales Boulevar Suyapa, Metropolis Torre 2 0908, Tegucigalpa Hondu	Publishing	Santillana Educación, S.L.	99,00%	
			Ítaca, S.L.	1,00%	
Editorial Santillana, S.A. (Rep. Dominicana)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. República Dominicana	Publishing	Santillana Educación, S.L.	99,95%	
			Otras Sociedades Grupo Santillana de Ediciones, S.L.	0,05%	
Editorial Santillana, S.A. (Venezuela)	Avenida Rómulo Gallegos. Edificio Zulia. Pº. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100,00%	
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Santillana Educación, S.L.	99,95%	
			Ítaca, S.L.	0,05%	
Editorial Santillana, S.A. de C.V. (México)	Avenida Río Mixcoac 274 Col. Acacias. México DF. México	Publishing	Lanza, S.A. de C.V.	100,00%	
			Editorial Nuevo México, S.A. de C.V.	1 share	
Grup Promotor D'Ensenyament i Difusió en Català, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Santillana Educación, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Grupo Santillana de Ediciones, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Promotora de Informaciones, S.A.	75,00%	2/91
Inevery DPS, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Editorial, cultural, educational, leisure and entertainment services; and development and commercialization of educational content	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	0,00%	
Ítaca, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99,99%	2/91
			Santillana Educación, S.L.	0,02%	
Lanza, S.A. de C.V.	Avenida Río Mixcoac 274 Col. Acacias. México D.F. México	Creation, development and management of companies	Santillana Educación, S.L.	100,00%	
			Editorial Santillana, S.A. de C.V. (México)	0,00%	
Richmond Educação, Ltda.	Rua Padre Adelino, 758 Belenzinho. Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 share	
Richmond Publishing, S.A. de C.V.	Avenida Río Mixcoac 274 Col. Acacias. México D.F. México	Publishing	Lanza, S.A. de C.V.	99,98%	
			Editorial Santillana, S.A. de C.V. (México)	0,02%	
Salamandra Editorial, Ltda.	Rua Urbano Santos 755, Sala 2- Sao Paulo. Brasil	Publishing	Editora Moderna, Ltda.	100,00%	
			Ítaca, S.L.	1 share	
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Santillana Educación, S.L.	99,99%	
			Ítaca, S.L.	0,01%	
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Santillana Educación, S.L.	99,89%	
			Ediciones Santillana, S.A. (Argentina)	0,11%	
Santillana, S.A. (Perú)	Avenida Primavera 2160. Santiago de Surco. Lima. Perú	Publishing	Santillana Educación, S.L.	95,00%	
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-78. Santa Cruz de Tenerife	Publishing	Santillana Educación, S.L.	99,00%	2/91
			Ítaca, S.L.	1,00%	
Santillana de Ediciones, S.A. (Bolivia)	Calle 13, Nº 8078. Zona de Calacoto. La Paz. Bolivia	Publishing	Santillana Educación, S.L.	99,70%	
			Ed. Grazalema, S.L.	0,15%	
			Ítaca, S.L.	0,15%	
Santillana del Pacífico, S.A. de Ediciones	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Santillana Educación, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Santillana Ediciones Generales, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	1 share	
Santillana Ediciones Generales, S.A. de C.V.	Avenida Río Mixcoac 274 Col. Acacias. México D.F. México	Publishing	Santillana Ediciones Generales, S.L.	99,92%	
			Lanza, S.A. de C.V.	0,08%	
Santillana Editores, S.A.	Estrada da Outurela 118, 2795 Carnaxide Linda a Velha. Portugal	Publishing	Santillana Educación, S.L.	100,00%	
Santillana Educación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	1 share	
Santillana Formación, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100,00%	2/91
			Ítaca, S.L.	0,00%	
Instituto Universitario de Posgrado, S.A. *(en liquidación)*	Av. de los Artesanos, 6 Tres Cantos. Madrid	Complementary educational services	Santillana Formación, S.L.	61,42%	
Santillana Sistemas Educativos, Ltda. (Colombia)	Edificio Punto 99, Carrera 11ª Nº98-50 Oficina 501. Bogotá. Colombia	Consultancy services for the obtainment of quality certification by schools	Santillana Sistemas Educativos, S.L.	94,45%	
			Distribuidora y Editora Richmond S.A.	5,55%	
Santillana Sistemas Educativos, S.L.	Av. de los Artesanos, 6 Tres Cantos. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99,99%	2/91
			Ítaca, S.L.	0,01%	
Santillana USA Publishing Co. Inc.	2023 NW 84th Avenue. Doral. Florida. EE.UU.	Publishing	Grupo Santillana de Ediciones, S.L.	100,00%	
Sistemas de Ensino Uno, Ltda.	Rua Padre Adelino, 758 Belenzinho. Sao Paulo. Brasil	Publishing	Santillana Sistemas Educativos, S.L.	100,00%	
			Ítaca, S.L.	1 share	
Sistemas Educativos de Enseñanza, S.A. de C.V.	Avenida Río Mixcoac 274 Col. Acacias. México D.F. México	Publishing	Santillana Sistemas Educativos, S.L.	99,95%	
			Lanza, S.A. de C.V.	0,05%	
			Nuevo México, S.A. de C.V.	1 share	
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Santillana Educación, S.L.	99,90%	2/91
			Ítaca, S.L.	0,10%	
Equity method					
Distribuidora Digital de Libros, S.A.	Calle Vía Augusta, 48-50. Planta 2, Puerta 5 08006 Barcelona	Services for marketing of digital content	Santillana Ediciones Generales, S.L.	26,66%	
DLD Editora e Distribuidora de Livros Digitais, S.A. (Brasil)	Rua Voluntários da Pátria. 45. Sala 1001. Botafogo. Río de Janeiro. 22270-000. Brasil	Distribution of books and literary content in digital format for electronic devices connected to internet	Editora Objetiva Ltda.	20,01%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013 PERCENTAGE OF OWNERSHIP	December 2013 TAX GROUP (*)
PRESS					
Full consolidation					
Espacio Digital Editorial, S.L.	Gran Vía, 32. Madrid	Edition and exploitation of Huffinton Post digital for Spain.	Prisa Noticias, S.L.	100,00%	2/91
Prisa Noticias, S.L.	Gran Vía, 32. Madrid	Operation of press media	Promotora de Informaciones, S.A.	100,00%	2/91
Prisa Eventos, S.L.	Miguel Yuste, 40 Madrid	Sole rights of advertising in all the means and designs. Organization management and comercialization of activities and cultural sports, promotionals.	Prisa Noticias, S.L.	100,00%	2/91
Equity method					
Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	Juan Ignacio Luca de Tena, 7. Madrid	Publication and operation of newspapers, magazines in digital format	Prisa Noticias, S.L.	50,00%	
Le Monde Libre Societé Comandité Simple	17, Place de la Madeleine. Paris		Prisa Noticias, S.L.	20,00%	
EL PAÍS					
Full consolidation					
Agrupación de Servicios de Internet y Prensa, S.L.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L.	93,60%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	5,90%	
			Prisa Digital, S.L.	0,50%	
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	Prisa Noticias, S.L.	100,00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem, 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	87,18%	
			Diario El País México, S.A. de C.V.	12,82%	
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA.	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brasil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99,99%	
			Prisa División Internacional, S.L.	0,01%	
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. México D.F. México	Operation of El País newspaper in Mexico	Diario El País, S.L.	94,19%	
			Promotora de Informaciones, S.A.	5,81%	
			Larana, S.A. de C.V.	1 share	
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99,99%	2/91
Ediciones El País (Chile) Limitada.	Eliodoro Yáñez 1783, Providencia. Santiago. Chile	Publication, operation and sale of El País newspaper in Chile	Ediciones El País, S.L.	100,00%	
			Grupo Empresarial de Medios Impresos, S.L.	0%	
Pressprint, S.L.U.	Valentín Beato, 44. Madrid	Production, printing, publication and distribution of products	Diario El País, S.L.	100,00%	2/91
Equity method					
Ediciones Conelpa, S.L.	Paseo de la Castellana. 9-11. Madrid	Publication and operation of magazines in physical and digital format	Ediciones El País, S.L.	50,00%	
TRADE PRESS					
Full consolidation					
Diario As, S.L.	Valentín Beato, 44. Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75,00%	2/91
Estructura, Grupo de Estudios Económicos, S.A.	Miguel Yuste, 42. Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100,00%	2/91
			Promotora de Informaciones, S.A.	0,00%	
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Prisa Noticias, S.L.	100,00%	2/91
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	52,63%	
Promotora General de Revistas, S.A.	Valentín Beato, 48. Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99,96%	2/91
			Promotora de Informaciones, S.A.	0,04%	
Meristation Magazine, S.L.	Almogavers 12. Llagostera. Girona	Documentation provision services	Promotora General de revistas, S.A.	100,00%	2/91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013 PERCENTAGE OF OWNERSHIP	December 2013 TAX GROUP (*)
PRISA RADIO					
RADIO IN SPAIN					
Full consolidation					
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64,64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34,79%	
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99,56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93,34%	194/09
			Radio Murcia, S.A.	3,33%	
			Radio Club Canarias, S.A.	3,33%	
Cantabria de Medios, S.A. (En liquidación)	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100,00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97,03%	194/09
Comunicacions Pla, S.L.	Avenida Segrià, 41. Mollerusa. Lleida	Operation of radio broadcasting stations	Radio Lleida, S.L.	100,00%	
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Prisa Radio, S.L.	100,00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50,00%	
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Prisa Radio, S.L.	100,00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Prisa Radio, S.L.	100,00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Prisa Radio, S.L.	100,00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95,42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40,00%	
			Prisa Radio, S.L.	50,00%	
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49,01%	194/09
			Unión Radio Servicios Corporativos, S.A.	34,30%	
			Sociedad Española de Radiodifusión, S.L.	16,69%	
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46,25%	
Prisa Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73,49%	
			Prisa Radio, S.L.	2,03%	
Propulsora Montañesa, S. A.	Pasaje de Peña. Nº 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95,57%	194/09
			Propulsora Montañesa, S. A.	4,53%	
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100,00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95,00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99,52%	194/09
Radio Lleida, S.L.	Calle Vila Antonia. Nº 5. Lleida	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	44,33%	
			Radio España de Barcelona, S.A.	22,17%	
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83,33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66,00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24,00%	
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2ºA. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100,00%	194/09
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Prisa Radio, S.L.	99,99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74,60%	
Societat de Comunicacio i Publicitat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6º Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100,00%	
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50,00%	
Talavera Visión, S.L.	Plaza Cervantes 6 4º. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100,00%	
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	72,39%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4,14%	
			Radio España de Barcelona, S.A.	1,58%	
			Propulsora Montañesa, S. A.	0,95%	
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75,10%	
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Sociedad Española de Radiodifusión, S.L.	60,00%	194/09
			Antena 3 de Radio, S.A.	40,00%	
Unión Radio Online, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Prisa Radio, S.L.	99,97%	194/09
			Nova Ediciones Musicales, S.A.	0,03%	
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Prisa Radio, S.L.	100,00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Prisa Radio, S.L.	50,00%	
Equity method					
Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Prisa Radio, S.L.	35,99%	
Unión Radio del Pirineo, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Prisa Radio, S.L.	33,00%	

(*) Consolidated tax group Prisa Radio, S.L.: 194/09

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
INTERNATIONAL RADIO					
Full consolidation					
Abril, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%	
Aurora, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamerican Radio Holding Chile, S.A.	99.98%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0.02%	
Blaya y Vega, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Radiodifusion Iberoamerican Chile S.A.	100.00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%	
Caracol, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%	
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, EE.UU.	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%	
Caracol Estéreo, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%	
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%	
			Caracol Estéreo, S.A.	46.79%	
			Promotora de Publicidad Radial, S.A.	5.06%	
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%	
			Radio Mercadeo, Ltda.	0.00%	
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Production and sale of CDs, advertising, promotions and events	GLR Chile Ltda.	99.84%	
			Sociedad Española de Radiodifusión, S.L.	0.16%	
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 Nº 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	45.45%	
			Promotora de Publicidad Radial, S.A.	19.27%	
			Sociedad Española de Radiodifusión, S.L.	16.72%	
			Caracol Estéreo, S.A.	11.15%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	4.42%	
Compañía de Radios, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services	Iberoamerican Radio Holding Chile, S.A.	99.92%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0.08%	
Comunicaciones del Pacífico, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Comercializadora Iberoamericana Radio Chile, S.A.	66.67%	
			Iberoamericana Radio Chile, S.A.	33.33%	
Comunicaciones Santiago, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Sociedad Radiodifusora del Norte, Ltda.	75.00%	
			Iberoamericana Radio Chile, S.A.	25.00%	
Comercio Radial de Panamá, S.A.	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialisation of services and products	Sociedad Española de Radiodifusión, S.L.	100.00%	
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	GLR Services Inc.	98.40%	
			Ediciones Santillana, S.A. (Argentina)	1.60%	
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%	
Emisora Mil Veinte, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%	
Fast Net Comunicaciones, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Comunicaciones Santiago, S.A.	99.00%	
			Iberoamericana Radio Chile, S.A.	1.00%	
GLR Broadcasting, LLC	Bayport Office Tower, 4770 Biscayne Blvd. Suite 700 Miami, FL 33137. EE.UU.	Operation of radio broadcasting stations	GLR Services Inc.	100.00%	
GLR Chile, Ltda.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%	
			Caracol, S.A.	0.00%	
GLR Colombia, Ltda.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99.00%	
			Prisa División Internacional, S.L.	1.00%	
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d'Italie. Paris. Francia	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40.00%	
			Prisa División Internacional, S.L.	20.00%	
GLR Networks, LLC	Bayport Office Tower, 4770 Biscayne Blvd. Suite 700 Miami, FL 33137. EE.UU.	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%	
GLR Services Inc.	Bayport Office Tower, 4770 Biscayne Blvd. Suite 700 Miami, FL 33137. EE.UU.	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%	
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. EE.UU.	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%	
Iberoamericana Radio Chile, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Grupo Latino de Radiodifusion Chile Ltda.	100.00%	
			Sociedad Española de Radiodifusión, S.L.	0.00%	
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Commercial radio broadcasting services and operation of radio stations	Iberoamericana Radio Chile, S.A.	100.00%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0.00%	
La Voz de Colombia	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.64%	
			Caracol, S.A.	0.01%	
LS4 Radio Continental, S.A.	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%	
			Corporación Argentina de Radiodifusión, S.A.	30.00%	
Promotora de Publicidad Radial, S.A.	Calle 67. Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%	
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%	
			Iberoamericana Radio Chile, S.A.	1.00%	
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yáñez Nº 1783. Comuna Providencia Santiago. Chile	Holding	Iberoamericana Radio Chile S.A.	100.00%	
			Sociedad Española de Radiodifusión, S.L.	0.00%	
Radio Estéreo, S.A.	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	GLR Services Inc.	70.00%	
			Corporación Argentina de Radiodifusión, S.A.	30.00%	

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
Radio Mercadeo, Ltda.	Calle 67, Nº 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	48,40%	
			Caracol, S.A.	29,85%	
			Caracol Estéreo, S.A.	0,35%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	0,35%	
			Promotora de Publicidad Radial, S.A.	0,35%	
			Ecos de la Montaña Cadena Radial Andina, S.A.	0,01%	
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80,00%	
			Iberoamericana Radio Chile S.A.	20,00%	
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañez. Nº 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	Iberoamericana Radio Chile, S.A.	99,90%	
			Comercializadora Iberoamericana Radio Chile, S.A.	0,10%	
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Real estate development services	Sociedad Española de Radiodifusión, S.L.	99,99%	
			Prisa División Internacional, S.L.	1 share	
Proportionate consolidation					
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,99%	
			Radio Comerciales, S.A. de C.V.	0,01%	
GLR Costa Rica, S.A.	Llorente de Tibás. Edificio La Nación. San José. Costa Rica	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50,00%	
Radio Comerciales, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,97%	
			Cadena Radiodifusora Mexicana, S.A. de C.V.	0,03%	
Radio Melodía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Radio Tapatía, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali. Baja California. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	99,99%	
			Radio Comerciales, S.A. de C.V.	0,01%	
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Sistema Radiópolis, S.A. de C.V.	100,00%	
			Radio Comerciales, S.A. de C.V.	0,00%	
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco México D.F. 04870. México	Operation of radio broadcasting stations	Xezz, S.A. de C.V.	100,00%	
			Radio Comerciales, S.A. de C.V.	0,00%	
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. México D.F. México	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50,00%	
Xezz, S.A. de C.V.	Rubén Darío nº 158. Guadalajara. México	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99,00%	
			Radio Comerciales, S.A. de C.V.	1,00%	
Equity method					
El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Development of the Latin radio market in the US	GLR Services INC	25,00%	
Green Emerald Business Inc.	Calle 54. Obarrio Nº 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34,95%	
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. EE.UU.	Radio broadcasting	El Dorado Broadcasting Corporation	100,00%	
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. EE.UU.	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48,98%	
MÚSICA					
Full consolidation					
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
			Nova Ediciones Musicales, S.A.	1 share	
Gran Vía Musical, S.A.S.	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100,00%	
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
Merchandising on Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	100,00%	
Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
			Promotora de Informaciones, S.A.	1 share	
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70,00%	
			Nova Ediciones Musicales, S.A.	0,01%	
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	50,50%	
RLM Colombia, S.A.S	Calle 67. Nº 7 - 37. Piso 7º. Bogotá. Colombia	Production and organisation of shows and events	RLM, S.A.	100,00%	
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100,00%	194/09
Proportionate consolidation					
My Major Company Spain, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	50,00%	

(*) Consolidated tax group Prisa Radio, S.L. (Sociedad de Servicios Radiofónicos Unión Radio, S.L.): 194/09

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
<u>AUDIOVISUAL</u>					
DTS					
<u>Full consolidation</u>					
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	DTS, Distribuidora de Televisión Digital, S.A.	99,61%	136/11
			Compañía Independiente de Televisión, S.L.	0,39%	
Compañía Independiente de Televisión,	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and exploitation of audiovisual rights	DTS, Distribuidora de Televisión Digital, S.A.	99,95%	136/11
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90,00%	136/11
			DTS, Distribuidora de Televisión Digital, S.A.	10,00%	
DTS, Distribuidora de Televisión Digital	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Promotora de Informaciones,S.A.	56,00%	
<u>Equity method</u>					
Bigbang Media, S.L.	Calle Almagro. 3. 28010. Madrid	Production, distribution and exploitation of audiovisual rights; exploitation of industrial and intellectual property rights. Management and financial intermediation of audiovisual companies	Mediaset España Comunicación, S.A.	30,00%	
60 DB Entertainment. S.L.	Avenida Diagonal 558. 08021 Barcelona	Creation and development of audio-visual contents in any format, either entertainment, fiction advertising or analogous, as well as the production of events, and it commercial exploitation in any type of media	Mediaset España Comunicación, S.A.	30,00%	
Editora Digital de Medios, S.L.	Calle Condesa de Venadito,1. 28027 Madrid	Creation, development and exploitation of a Digital Diary specialized in information about mass media, especially on media of audio-visual communication.	Mediaset España Comunicación, S.A.	50,00%	
La Fábrica de la Tele, S.L.	Calle Ángel Gavinet. 18. 28007. Madrid	Creation, development, production and commercial exploitation of audiovisual content.	Mediaset España Comunicación, S.A.	30,00%	
Producciones Mandarina, S.L.	Calle María Tubau. 3. 28050. Madrid	Creation, development, production and commercial exploitation of audiovisual content.	Mediaset España Comunicación, S.A.	30,00%	
Supersport Televisión, S.L.	Calle María Tubau 5-4ª Planta. 28050 Madrid	Programs production of informative nature, particularly of sports content.	Mediaset España Comunicación, S.A.	30,00%	
Pegaso Televisión Inc. (EEUU.)	Brickell Avenue. 1401. Suite 3311. Miami, Florida. EEUU.	Company across which the investment is canalized in Caribevisión Network, a channel of Spanish-speaking television that it broadcasts on the east coast of The United States and in Puerto Rico.	Mediaset España Comunicación, S.A.	43,70%	
Megamedia Televisión, S.L.	Calle María Tubau 5-4ª Planta. 28050 Madrid	Creation, development, production and exploitation of audio-visual contents multimedia.	Conecta5 Telecinco, S.A.U.	30,00%	
Netsonic, S.L.	Gran Vía de los Catalanes, 630, 4ª Planta. 08007 Barcelona	Creation of a network of advertising video online that unifies the audience of Latin-American countries of groups of media both international (with audience in Latino-América) as well as Latin American property.	Publiespaña, S.A.U.	38,04%	
Mediaset España Comunicación, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Indirect management of public service television	Promotora de Informaciones, S.A.	17,34%	
Grupo Editorial Tele5, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of rights, both of phonograms as well audio-visual recordings, theatristic representation, promotion of spectacles and the edition, production, distribution and commercialization of publications and graphical material.	Mediaset España Comunicación, S.A.	100,00%	
Telecinco Cinema, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Television broadcasting services and intermediation in the markets for audiovisual rights	Mediaset España Comunicación, S.A.	100,00%	
Conecta5 Telecinco, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exploitation of audiovisual content on the internet	Mediaset España Comunicación, S.A.	100,00%	
Mediacinco Cartera, S.L.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Services of intermediation and financial management	Mediaset España Comunicación, S.A.	75,00%	
Premiere Megaplex, S.A.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Own activities as an operator of games and bets; included those of advertising, promotion and sponsorship of such activities.	Mediaset España Comunicación, S.A.	100,00%	
Sogecable Media, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Sale of advertising space	Mediaset España Comunicación, S.A.	100,00%	
Sogecable Editorial, S.L.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Management of intellectual property rights	Mediaset España Comunicación, S.A.	100,00%	
Publiespaña, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Exclusive advertising concessionaire of Telecinco	Mediaset España Comunicación, S.A.	100,00%	
Publimedia Gestión, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Development and execution of advertising projects and tasks related to the contracting, intermediation and diffusion of advertising messages in any of his possible modalities, across any diffusion or social communication media.	Publiespaña, S.A.U.	100,00%	
Integración Transmedia, S.A.U.	Carretera de Fuencarral a Alcobendas. 4. 28049. Madrid	Development and execution of advertising projects, marketing, merchandising, organization and production of events or cultural events.	Publiespaña, S.A.U.	100,00%	

(*) Consolidated tax group DTS Distribuidora de Televisión Digital, S.A.: 136/11

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
LOCAL TELEVISION					
Full consolidation					
Axarquía Visión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100,00%	2/91
Canal 4 Navarra, S.L.U.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100,00%	2/91
Canal 4 Navarra Digital, S.A.U.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	Canal 4 Navarra, S.L.U.	100,00%	2/91
Collserola Audiovisual, S.L. (En liquidación)	Plaza Narcís Oller. Nº 6 1º. 1ª. 08006. Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	92,00%	2/91
Málaga Altavisión, S.A.	Paseo de Reding, 7. Málaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87,24%	2/91
Marbella Digital Televisión, S.A.U.	Paseo de Reding, 7. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100,00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59,99%	
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61,45%	
Productora Extremeña de Televisión, S.A.	J. M. R. "Azorín". Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66,00%	
Promoción de Actividades Audiovisuales en Canarias, S.A.U.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100,00%	2/91
Promotora de Emisoras, S.L.	Gran Vía, 32. Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100,00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of TV channels	Promotora de Emisoras, S.L.	75,00%	2/91
			Promotora de Informaciones, S.A.	25,00%	
Telecomunicaciones Antequera, S.A.U.	Aguardenteros, 15. Antequera. Málaga	Provision of local television services	Málaga Altavisión, S.A.	100,00%	2/91
TV Local Eivissa, S.L.U.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100,00%	2/91
Equity method					
Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49,00%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013 PERCENTAGE OF OWNERSHIP	December 2013 TAX GROUP (*)
MEDIA CAPITAL					
<u>Full consolidation</u>					
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. Nº 144/156 - 6º Dto. 1250-146. Lisboa. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100,00%	
Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	MediaGlobal, SGPS, S.A. (MEGLO)	100,00%	
Emissora de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting	Media Capital Rádios, S.A. (MCR II)	100,00%	
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipement, cranes, rails, etc.)	Plural Entertainment Portugal, S.A.	100,00%	
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100,00%	
Grupo Media Capital, SGPS, S. A.	Rua Mário Castelhano nº 40. Queluz de Baixo. Portugal	Holdings	Vertix, SGPS, S.A	94,69%	
Leirimedia Produçoes e Publicidade, LDA	Avenida Dr. Fco. Sá Carneiro,Quinta da cascalheira,lote8 loja1 LEIRIA		Emissora de Radiodifusao, S.A. (RADIO REGIONAL DE L	100,00%	
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	MediaGlobal, SGPS, S.A. (MEGLO)	100,00%	
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	MediaGlobal, SGPS, S.A. (MEGLO)	100,00%	
Media Capital Produçoes - Investimentos, SGPS, S.A.	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100,00%	
Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	MediaGlobal, SGPS, S.A. (MEGLO)	100,00%	
MediaGlobal, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100,00%	
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. Nº 17 A. 1249-028. Lisboa. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia	MediaGlobal, SGPS, S.A.(MEGLO)	100,00%	
Penalva do Castelo FM Radiodifusao e Publicidade ,Lda.	Rua de Santo Ildefonso, nº 14 Penalva do Castelo - Portugal	Broadcasting in production areas and programs transmission	Emissora de Radiodifusao, S.A. (RADIO REGIONAL DE L	100,00%	
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100,00%	2/91
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100,00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. EEUU.	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100,00%	
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3º Dt. 1000-184. Lisboa. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes - Investimentos, SGPS, S.A.	100,00%	
Polimedia - Publicidade e Publicaçoes, Lda.	Quinta de Sao José Lote 2 3º Piso Loja 8 Vila Real	Broadcasting in production areas and programs transmission	Emissora de Radiodifusao, S.A. (RADIO REGIONAL DE L	100,00%	
PRC Produçoes Radiofónicas de Coimbra, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra.	Cinema production, video and television programs	Emissora de Radiodifusao, S.A. (RADIO REGIONAL DE L	100,00%	
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100,00%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2013

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2013 PERCENTAGE OF OWNERSHIP	December 2013 TAX GROUP (*)
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1º Izquierda. 28010. Madrid	Inactive	Plural Entertainment Portugal, S.A.	100,00%	
Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting, production of audio or video advertising spots. Advertising, production and recording of discs. Development and production of radio programmes	Media Capital Rádios, S.A (MCR II)	100,00%	
Projectos de Media e Publicidade Unipessoal, Lda. (PUP	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100,00%	
R 2000 - Comunicaçao Social, Lda.	Praceta Pedro Escuro, 10, 4º dt. Santarém	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100,00%	
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100,00%	
Rádio Concelho de Cantanhede, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra.	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	75,00%	
Rádio Litoral Centro, Empresa de Radiodifusao, Lda.	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Issuers' exploitation of broadcasting, withdrawal, selection and diffusion of information and of cultural, recreative and advertising programs for audio-visual, wireless and telematic means	Emissores de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100,00%	
Rádio Manteigas Radiodifusao, Lda.	Rua Joaquim Pereira de Matos nº 781º Esq. Manteigas Portugal	Radio broadcasting in the areas of programme production and transmission	Emissores de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100,00%	
Rádio Nacional - Emissoes de Radiodifusao, Unipessoal	Rua Capitao Tenente Oliveira e Carmo. 10-3. Quita Da Lomba Barreiro. Portugal	Activity of broadcasting, as well as the presentation of other services in the area of social communication	Radio Comercial, S.A. (COMERCIAL)	100,00%	
Radiodifusão, Lda. (FLOR DO ÉTER)	Avenida Fernao de Magalhaes. Nº 153, 6. Andar Sala 15. Coimbra. Portugal	Production, accomplishment and commercialization of cultural and recreative, sports and informative programs for wireless and audio-visual means, promotion of exhibitions and cultural and artistic conferences, assembly of and with equipments of sound and image	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100,00%	
Comunicações Sonoras, Unipessoal, LTDA. (DRUMS)	Rua Tenente Valadim, nº 181, Porto Portugal	Radio broadcasting in the areas of programme production and transmission	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100,00%	
Rádio Sabugal - Radiodifusao e Publicidade ,Lda.	Rua Antonio José de Almeida nº 17 Sabugal Portugal	Radio broadcasting in the areas of programme production and transmission	Emissores de Radiodifusao, S.A. (RADIO REGIONAL DE LISBOA)	100,00%	
Rádio Voz de Alcanena, Lda. (RVA)	Praceta Pedro Escuro, 10, 4º dt. Santarém Portugal	Production and emission radio programs with educational, informative, recreative and cultural characteristics.	Produçoes Audiovisuais, S.A. (RADIO CIDADE)	100,00%	
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisboa. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100,00%	
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITA	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS, S.A. (MEGLO)	100,00%	
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. Nº 181. 4100-479. Porto. Portugal	Services, publication and commercialization of electronic goods services. Activities of publication, production and distribution in media	Editora Multimédia, S.A. (MULTIMÉDIA)	100,00%	
Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAR	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100,00%	
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. Nº 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100,00%	
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100,00%	2/91
Vertix, SGPS, S.A.	Rua de las Amoreiras, 107. Lisboa. Portugal	Holdings	Promotora de Informaciones, S.A.	100,00%	
<u>Equity method</u>					
Plural - Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	19,00%	
Plural Entertainment Brasil Produçao de Video, Ltda.	Rua Padre Adelino. Nº 758, 3º andar, Quarta Parada. CEP 03303-904	Inactive	Media Capital Produçoes - Investimentos, SGPS, S.A.	49,00%	
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40,00%	
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40,00%	
Chip Audiovisual, S.A.	Coso, 100 . Planta 3ª puerta 4-50001. Zaragoza	Audiovisual productions for TV	Factoría Plural,S.L.	50,00%	
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production, realization and distribution of audio-visual	Plural Entertainment España, S.L.	15,00%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION: DECEMBER 2012

APPENDIX I

COMPANY	REGISTERED OFFICE	LINE OF BUSINESS	COMPANY HOLDING THE OWNERSHIP INTEREST	December 2012	
				PERCENTAGE OF OWNERSHIP	TAX GROUP (*)
DIGITAL					
Full consolidation					
Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	Prisa Digital, S.L.	60,00%	
Prisa Digital, S.L.	Gran Vía, 32. Madrid	Provision of internet services	Promotora de Informaciones, S.A. Prisa Div Innovación	100,00% 1 share	2/91
PRINTING					
Full consolidation					
Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	Promotora de Informaciones, S.A. Grupo Empresarial de Medios Impresos, S.L.	100,00% 0,00%	2/91
Bidasoa Press, S.L.	Calle Malilla Nº 134. 46026. Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100,00%	2/91
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Prisaprint, S.L.	100,00%	2/91
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Sevilla	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100,00%	2/91
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras s/n 27003. Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100,00%	2/91
MEDIA ADVERTISING SALES					
Full consolidation					
Prisa Digital Inc.	2100 Coral Way. Suite 200. Miami. Florida. 33145. EE.UU.	Internet services provider	Prisa Brand Solutions, SL, U	100,00%	
Prisa Brand Solutions, S.L.U.	Gran Vía, 32. Madrid	Services of advertising and public relations	Promotora de Informaciones, S.A.	100,00%	2/91
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	Prisa Brand Solutions, SL, U Promotora de Informaciones, S.A.	99,99% 0,01%	2/91
OTHER					
Full consolidation					
Audiovisual Sport, S.L.	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Prisa Televisión, S.A.U.	80,00%	2/91
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100,00%	
Liberty Acquisition Holdings Virginia, Inc.	Gran Vía, 32. Madrid	Holdings	Promotora de Informaciones, S.A.	100,00%	
Prisa División Inmobiliaria, SL.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	Promotora de Informaciones, S.A.	100,00%	2/91
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	Promotora de Informaciones, S.A. Grupo Empresarial de Medios Impresos, S.L.	100,00% 0,00%	2/91
Prisa Finance (Netherlands) BV	Gran Vía, 32. Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100,00%	
Prisa Inc.	2100 Coral Way Suite 200 Miami 33145 U.S.A.	Management of companies in the US and North America	Prisa División Internacional, S.L.	100,00%	
Promotora de Actividades América 2010, SL.	Gran Vía, 32. Madrid	Production and organisation of activities and projects marking the bicentenary of American Independence	Promotora de Informaciones, S.A.	100,00%	2/91
Promotora de Actividades América 2010- México, SA. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. México. D.F. México	Development, coordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L. Prisa División Internacional, S.L.	100,00% 1 share	
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. Nº 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Promotora de Informaciones, S.A. Promotora de Actividades Audiovisuales de Colombia Grupo Latino de Publicidad Colombia, Ltda.	53,00% 1,00% 1,00%	
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23. Bogotá. Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L. Promotora de Informaciones, S.A.	99,00% 1,00%	
Prisa Gestión de Servicios, S.L.	Gran Vía, 32. Madrid	Management and development of administrative, financial, personnel, resource selection services	Promotora de Informaciones, S.A.	100,00%	2/91
Equity method					
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Promotora de Informaciones, S.A.	25,00%	

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

KEY FINANCIAL AGGREGATES OF THE COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

INVESTEE	Diciembre 2013			
	TOTAL ASSETS	EQUITY	OPERATING INCOME	NET PROFIT
EDUCATIÓN				
Distribuidora Digital de Libros, S.A.	1461	-185	855	-217
DLD Editora e Distribuidora de Livros Digitais, S.A. (Brasil)	375	-6	1415	-120
PRESS				
Kioskoymás, Sociedad Gestora de la Plataforma Tecnológica, S.L.	899	(724)	479	(38)
Le Monde Libre	N/D	30,287	N/D	(679)
EL PAÍS				
Ediciones Conelpa, S.L.	4,120	(1,849)	8,008	233
RADIO				
RADIO IN SPAIN				
Radio Jaén, S.L.	1,195	929	702	-199
Unión Radio del Pirineu, S.A.	485	289	378	-27
INTERNATIONAL RADIO				
El Dorado Broadcasting Corporation	600	(1,267)		(1)
Green Emerald Business Inc.	2,504	(2,062)	1,172	97
WSUA Broadcasting Corporation	199	(4,316)	649	(44)
W3 Comm Concesionaria, S.A. de C.V.	418	(823)	124	(5)
AUDIOVISUAL				
LOCAL TELEVISION				
Riotedisa, S.A.	N/D	N/D	N/D	N/D
MEDIA CAPITAL				
Plural - Jempsa, S.L.	8,855	385	13	2
Plural Entertainment Brasil Produçao de Video, Ltda. *(Anteriormente, NBP Brasil, S.A.)*	23	(366)	N/D	(73)
Productora Canaria de Programas, S.A.	1,566	1,382	N/D	9
Sociedad Canaria de Televisión Regional, S.A.	2,436	1,909	1,420	4
Factoría Plural, S.L.	6,343	1,590	8,228	781
Chip Audiovisual, S.A	2,737	1,258	5,715	382
OTHER				
Canal Club de Distribución de Ocio y Cultura, S.A.	4,901	4,896	435	206
Mediaset España Comunicación, S.A. y sociedades dependientes	N/D	N/D	N/D	N/D

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Directors' Report for 2013

PROMOTORA DE INFORMACIONES, S.A. (PRISA)

AND SUBSIDIARIES

CONSOLIDATED DIRECTOR'S REPORT FOR 2013

1. BUSINESS PERFORMANCE

The *most significant events* in the period from January to December 2013 were as follows:

- Group **revenues** totaled EUR 2,725.7 million (+2.3%) and **Ebitda** reached EUR 296.2 million (-30.6%).

- Prisa's total **advertising revenues** in 2013 reached EUR 543.8 million, 2.3% less than 2012, and accounted for 19.9% of total Group revenues (20.8% in 2012). In the fourth quarter standalone, the evolution of advertising revenues continued to show an important improvement compared to previous quarters (+7.2% compared to +2.2% in 3Q, -8.4% in 2Q and -10.4% in 1Q of 2013).

    - In Spain, advertising revenues fell by 2.4% in 2013. In the fourth quarter, the advertising revenues in Spain grew by 12.3% compared to the growth of 5.2% in the third quarter and the falls of 9.6% in the second and 15.7% in the first quarters of the year.

    - Growth in Latin American advertising reached +2.8% (26.6% of the Group's advertising revenues). Advertising revenues in Radio in Latam in local currency increased by 11.1%.

- **Latam** revenues increased by 3.4%. Latam represented 27.7% of the Group's revenues (26.7% in 2012) and 67.5% of the Group's Ebitda (45.0% in 2012).

- The company maintained during 2013 **its cost control** effort given the weakness of the macro-economic environment. Operating expenses reached EUR 3,526.8 million (+24.2%), mainly by extraordinary effects arising from asset impairments and the new football exploitation agreement. Purchases (EUR 1,130.0 million) increase by 27.1% compared to the 2012, while adjusting to the impact of the new agreement of the football would have been reduced in a 9.0% (-16.8% in Spain; +4.5% international mainly due to the development of digital education systems in the Education area). Costs of staff (EUR 539.6 million) fell a 10.8%.

- Pay TV revenues reached EUR 1,166.2 million (+9.2%), explained by the growth in revenues from subscribers of other platforms thanks to multi-distribution agreements which offset the fall in revenue of satellite subscribers. EBITDA reached EUR 28.02 million (-84.5%).

  Subscriber performance was considerably affected in 2013 due to the general decrease in consumption, the VAT rise from 8% to 21% and the recent changes in the strategy of certain competitors in terms of content acquisition and the aggressive commercialization made by certain operators as they are giving contents for free in combination with other services.

  Net adds in satellite subscribers fell by 99,179. Satellite ARPU stood at EUR 43.5 on average in the quarter (44.2 in 4Q 2012). IPlus subscribers reached 38.9% or 630,005

(42,674 more than in 2012). YOMVI subscribers reached a penetration of 29.0% of satellite subscribers. Canal+ maintained its leadership in the market with a market share of 44.3 according to internal estimates.

Media Capital registered in 2013 revenues of 181.7 million Euros (-1.4%) and EBITDA of 39.1 million Euros (-6.6%) managing to partly compensate the weak economic environment and weak advertising market in Portugal, which are reflected in a fall of advertising revenues of 7.4% and on the back of its strategy to develop additional revenues and a strict cost control. TVI maintained the leadership in Prime time with a daily average audience share of 27.7% in 2013.

- **Education** revenues (EUR 738.3 million) remained stable compared to previous year on the back of the negative FX impact. At constant currency they grow by 10.8%. We highlight the growth in Digital Learning Systems, which in 2013 reached +61.3%. Latin America shows increasing revenues by +4.1% (+17.2% at constant currency). We highlight the growth of Colombia (+21.9%), Mexico (+6.1%), Ecuador (+9.2%) and Argentina (+6.9%). In Brazil (+12.3%) FX had a very negative impact (at constant currency, revenues increased by 31.7%). Spain saw its revenues fall by 11.8% as 2013 is a year with little new materials. General Publishing showed a negative performance with its revenues falling by 5.8%. EBITDA reached EUR 170.9 million, a 7.2% fall, given the important FX negative impact.

- **Radio** showed a different performance between its activities in Spain and Latam. Revenues (EUR 342.9 million) remained flat versus 2012, mainly on the back of the lower advertising in Spain (-6.7%) although we highlight the improvement in advertising revenues throughout 2013, especially in the fourth quarter standalone, with a growth of +8.6%. We also highlight the improvement of Latin America advertising (+3.4%) (+11.1% in local currency) with a strong performance in Colombia (+3.1%), Chile (+4.2%) and Mexico (+13.0%).

- **Press** revenues (EUR 282.5 million) fell by 10.2% compared to 2012. This is explained by the weakness in advertising (-4.0%) which has shown an important improvement in the third and fourth quarters standalone (+6.2% and +20.2% respectively compared to -16.3% and -20.8% of the second and first quarters respectively), and the lower circulation numbers (down by -16.3%). EBITDA reached EUR 17.0 million (compared to a negative EBITDA of EUR 13.8 million in 2012, as a consequence of restructuring process).

- **Digital** advertising showed a growth of 10.0% in 2013 compared to a market fall of 2.5% (according to i2P). In Press (+15.3%), digital advertising accounted for 24% of total advertising revenues. In 2013, total number of unique browsers of the Group's web pages reached 83.7 million (+17%) where we highlight ElPais.com, International Radio and As.com.

- In December 2013, the Group signed a **debt refinancing agreement**, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile. In the refinancing context, the Group obtained an additional credit line of EUR 353 million, signed with certain institutional investors to meet its medium-term liquidity needs, and a significant reduction in interest payments in cash. The refinancing agreement includes a number of commitments to reduce the debt; to meet them the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other M&A transactions.

The contract has automatic mechanisms that, under certain circumstances, prevent an early termination if such commitments are not met, thus providing stability to the Group's capital structure.

2. EVENTS AFTER THE REPORTING PERIOD

On February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa has been reduced below 30%. As a result of this, the right awarded by the shareholders agreement of DTS, Distribuidora de Televisión Digital, S.A. (DTS) to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS has been exercisable for a period of fifteen (15) calendar days which expired on March 12, 2014. Once the period expired, none of the abovementioned entities have exercised their right.

3. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Financial risks.

In the Corporate Governance Report (see Section 5) are detailed and specific actions organs that are used to detect measure, monitor and manage these risks.

Strategic and operational risks of the business of the Group

Macroeconomic risks-

The economic situation of Spain and Portugal has experienced slowdowns and volatility in recent years. Specifically, main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future spending by customers on the products and services of the Group, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly Radio and Press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

Piracy-

Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via the internet or copy, which primarily affects the pay TV business and book publishing.

Competition risk-

The businesses of audiovisual, education, radio and press in which Prisa operates are highly competitive industries. Regarding the pay TV business, activities of competition may affect the Group´s ability to attract new subscribers and increase its penetration rate, and may also lead to an increase in the cost of attracting new subscribers or purchasing contents, which might result in a significant negative impact in the financial position and results of this line of activity.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

Sector regulation-

Prisa operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

Prisa is involved in significant litigations that are detailed in the Consolidated Financial Statements for 2013 *(see Note 27)*. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risks-

In order to maintain and increase its businesses and competitiveness, Prisa must adapt to technological advances, for which research and development are key factors.

Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Financial risks

Financing risks -

The financial obligations of the Group are described in note 12 "Financial Liabilities" of the Prisa Consolidated Financial Statements for 2013.

As is described in that note, in the month of December of 2013 the Group has signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The improvement in the liquidity profile derives from a new credit facility amounting of EUR 353 million signed with certain institutional investors to cover medium term liquidity needs, and from the significant reduction of interests paid in cash.

The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different strategic alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met, which gives stability to the capital structure of the Group.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default provisions. Additionally, the current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

Likewise, the refinancing agreement includes grounds for acceleration customary in this kind of contracts, which include the acquisition of control of Prisa, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

At 31 December 2013 the Group's bank borrowings amounted to 3,401 million euros. The Group borrowing levels:

- Increases the vulnerability to general economic downturns and adverse industry conditions;
- Requires a portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- Exposes the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- Limits the Group ability to adjust to changing market conditions and places the Group at a disadvantage compared to competitors who have less debt.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay TV subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, in pay TV business, in a context of increasing costs associated with new exploitation model of football, growing competition in content acquisition and aggressive marketing strategies by certain operators, which are offering free contents under multi-element arrangements, falling subscriber revenues and rising costs necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

As part of the debt refinancing agreement signed last December, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in the medium term.

The Group thoroughly analyzes receivables and payments of its activities and maturity of financial and commercial debt. In relation with the commercial credit risk, the Group evaluates the aging of the debt and constantly manages receivables. Additionally the group analyzes on a recurrent basis other financing sources to cover short and medium term liquidity needs.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight Education and Pay TV. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend. The Group has access to pay TV cash, in which there are 44% minority interests, through dividends.

Interest rates risk exposure-

Approximately 35% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets which are reviewed on a monthly basis, in order to reduce volatility in cash flows transferred to the parent.

Tax risks-

Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the generation of taxable income to allow the recoverability of the tax credits. Additionally, as a result of various tax reforms in Spain, has been limited the deductibility of interest and depreciation expenses, so additional tax credits have been generated, as described in note 19 of the consolidated annual accounts for 2013.

4. USE OF FINANCIAL INSTRUMENTS

Note 12 "Financial Debt" of the accompanying notes to the consolidated financial statements of Prisa for 2013 and The Annual Corporate Governance Report (*see section* 5) provide a description of the use of financial instruments by the Group.

5. ANNUAL CORPORATE GOVERNANCE REPORT

(See Appendix II)

6. TREASURY SHARES

At December 31, 2013, Promotora de Informaciones, S.A. held a total of 1,294,062 treasury shares, representing 0.123% of its share capital.

Treasury shares are valued at market price at December 31, 2013 (0.400 euros per share). The average acquisition price stood at 0.665 euros per share.

At December 31, 2013, the Company did not hold any shares on loan.

7. RESEARCH AND DEVELOPMENT ACTIVITIES

Prisa's audiovisual business, through DTS, Distribuidora de Televisión Digital, S.A., is constantly adapting its services and processes to new technologies, in collaboration with its technological suppliers, to be at the forefront in providing services to its subscribers and customers at all times. Accordingly, in 2007, Canal+ began selling state-of-the-art iPLUS digital set-top boxes exclusively for its subscribers, which can store hours of programming, which offer a superior Canal+ electronic programming guide (EPG service) and DTT access and allows connection to the internet. It has also pioneered high-definition broadcasts with the broadcasting of wide array of HD channels, the first high-definition television channel in Spain which can be viewed using the iPLUS set-top box. In recent months it has launched new channels. Innovation in this area continued throughout the year with 3D broadcasts of major events, and more recently, the distribution of content through various devices (iPads, pc…) which will be extended to other devices in the future. Subscribers can now use these devices to directly receive the signal of several channels and access a content catalogue.

The Group is also constantly adapting applications and management processes to changes occurring in the Group businesses and technological changes. The Group participates in and is a member of various international and domestic associations and forums which enable it to identify any improvements or opportunities to innovate and develop its services, processes and management systems. Additionally maintains the strategic agreement signed with CISCO in 2011 to develop the pay TV platform.

Through Prisa Noticias, the press area devotes constant efforts to expanding the websites of El País.com, As.com and Cinco Días.com, providing new service offerings, creating new sections with previously unreleased content and using parameters that were not available until such time.

Examples of this are the El País knowledge tree, which is a new content classification engine in real time, the As and Cinco Días content management systems (CMS) and a multiregional architecture in Meristation.

In 2013, and in view of the fast growth in mobility, we carried out in-depth work to develop mobile apps, with the following objectives:

a. Improve our current presence: we updated and improved the apps for the various mobile devices (smartphones and tablets), reaching 4.8 million downloaded apps (2.5 million for El País, 2.1 million for As and 0.2 million for Cinco Días). Although 58% of the total downloads were for iOS devices (iPhone and iPad), the fastest growth was in Android downloads during the year.
b. Supplement the range of apps provided to our readers, in terms of both free and paid ones, with new services and content (e.g. El Viajero with El País and Trivias or Guía de la Liga with As).

Since it is of great importance for us to know our customers and for the stakeholders to know Prisa Noticias' strategy, in 2013 we started the project to develop a customer relationship management (CRM) solution for the brands operating within Prisa Noticias. The final objective is to generate a value proposal that improves the volume of subscribers and their revenues.

In 2013, the radio area's objectives were to improve the products that had been launched and create and expand the group's digital portfolio (both web and mobile).

In July, we began to define, design and develop the new website for 40 Principales España, which will be the forerunner for a major project that will update the group's music websites, including those in Latin America. The objective is to build a more modern and attractive website that creates user loyalty by increasing the number of page views and boosting profits, with a complete digital focus so that users can check it on any device. We also continued researching and trying out numerous tools to enable our writers to be more flexible and faster in the digital world. We signed an agreement with ScribbleLive, a real-time engagement platform.

The radio area also focused on operating systems other than Ios and Android such as BlackBerry 10 by developing apps for 40 Principales, Cadena Ser and Máxima in Spain. After our success and positioning in Spain and as a result of the agreements signed with BlackBerry, we took this experience to Latin America, where we launched this with the main radio stations in Chile and began to develop this in Argentina.

We devoted considerable efforts to creating a digital product at local level by digitizing festivity guides such as Easter, the Bull season, the Pilar fiestas and Christmas; these guides will be available in both Apple Store and Google Play and can be customised by the local radio stations that request this.

In radio broadcasting, 2013 was the first year of our four-year plan to develop and implement a new technological environment based on the Dalet HD platform, which will provide a greater online service offering, a new centralized broadcast monitoring management, a multichannel signal treatment capacity and the integration of multimedia content with advertising synchronization.

In education, the Group has also continued working on incorporating new technologies into content development. The most significant initiatives were:

- Dynamisation of a teachers' social networking site, IneveryCREA. This site, which is aimed at the entire Latin American K-12 teaching community, facilitates the exchange of ideas and the dissemination of best practices and classroom experiences. It serves as a point of contact between the publisher and teachers by applying the most advanced web2.0 technology (semantic web, data structuring, linking of open source content).

- The development of a Learning Management System (LMS) along with a planning and management tool for schools (Student Information System (SIS) for the K-12 market). Both products join Santillana's digital educational line and can be offered either within the traditional line of curricular content, Text and Languages, or within Grupo Santillana's new line of strategic growth, Sistema UNO Internacional and Santillana Compartir.

- In addition, work continues on developing digital-format educational materials and books for students and teachers. In nearly every country where it operates, the Group has moved to the forefront of this type of developments with its digital book becoming a standard bearer in the market. Also, part of the Sistema UNO platform's catalogue has been designed using iBooks author by Apple.

- The General Editions Digital Catalogue has been further expanded for distribution through the Libranda digital distribution platform and through the major digital distributors. The digitization of Ediciones Generales' content includes catalogs in Spain, Brazil, the United States, Argentina, Mexico, Colombia, Chile, Peru, Bolivia, Paraguay and Uruguay.

- The maintenance and fostering of the "Tareas y Más" (Homework and More) website, which provides help for studying at home, received the award for the best "educational digital resource creation" at the SIMO Education trade fair.

- The "Pupitre" (Desk) app received the TAP Innovation prize in the "children's apps" category.

8. OUTLOOK

In 2013, Prisa continued to have differing performances between its activities in Spain and Portugal and those in Latin America.

The media industry is highly sensitive to the performance of the main macroeconomic variables (GDP), consumer spending and, especially, the advertising cycle. Advertising in Spain and Portugal continued to perform negatively in 2013, although there has been a deceleration in the pace of decline since the second quarter in Spain and the main market sources suggest that there may be stability or even a slight growth in 2014.

Conversely, in Latin America, GDP performed positively and the countries where the Group operates recovered the pre-world crisis levels, although the Group has exposure to interest rate fluctuations and to the performance of those countries' macroeconomic parameters, including a potential decrease in consumer spending as a result of a slowdown in the pace of growth in the medium term.

Although the Prisa Group's exposure to advertising is limited as a result of diversification (only 19.9% of total revenues in 2013), the businesses that depend on this have a large percentage of fixed costs and the fall in advertising revenues has a significant effect on results, narrowing the Group's margins and worsening its cash position. In Spain, the Group's advertising revenues decreased by 2.4% in 2013, although there was an improvement during the year, which accelerated in the fourth quarter, with 12.3% growth (+5.2% in 3Q, -9.6% in 2Q and -15.7% 1Q). In Latin America, advertising revenues (26.6% of the Group's total) grew by 2.8%.

In 2013, Latin America accounted for 27.7% of the Group's revenues (3.4%) and 67.5% of EBITDA (+6.2%).

Prisa has other businesses that are less dependent on the economic cycle which continue to grow, especially in Latin America, such as textbooks, which accounted for 27.1% of the Group's total revenues and 57.7% of EBITDA in 2013. In Latin America, revenues rose by 4.1% in 2013 (+17.2% at constant exchange rates). The publishing business continues to focus on expanding the digital education systems, especially in countries such as Mexico, Colombia and Brazil. It had a negative performance in Spain in 2013 since there were few new releases. However, as a result of the new education reform which will enter into force in summer 2014, Santillana expects to increase revenues with the publication of new books.

Digital viewing grew significantly (83.7 million unique visitors at December 2013, i.e. +16.9% year-on-year). The company will continue to focus on increasing digital development in all its business units. Specifically, the press area will continue to focus on making as much profit as possible with the leadership of its newspapers such as El País and As not only in Spain but also in the Latin American market.

The pay TV revenues rose by 9.2% in 2013, although EBITDA declined by 84.5% due mainly to the new football operating model. Although this model substantially improves the quality of the content, it also increases the costs, which must be offset in the long run through multidistribution sales to third parties and a necessary boost in the subscriber base. Subscriber numbers were hard hit by the general fall in consumer spending and the rise in VAT from 8% to 21%. Also, recently there has been intense competition since some operators have been subsidizing their pay TV offering and the competition in acquiring content has increased. All of this has impacted the business's profitability.

In this difficult economic situation in Spain and Portugal, Prisa has maintained a strict cost control policy. In 2013, apart from the football costs, all the operating expenses fell significantly. The Group will continue to reduce costs and adapt its production structures to business performance with the aim of maintaining its liquidity and profitability and keeping an appropriate position so that it can take advantage of the market recovery. The Group will be able to meet this challenge with a more stabilized financial position thanks to its recent debt restructuring signed in December 2013.

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

FINANCIAL YEAR:	31.12.2013
TAX ID CODE:	A-28297059
CORPORATE NAME:	PROMOTORA DE INFORMACIONES, S.A.
REGISTERED ADDRESS:	Gran Vía, 32. Madrid 28013

(Free translation from the original in Spanish language)

A. OWNERSHIP STRUCTURE

A.1. Complete the following table concerning the company's share capital:

Date Last Modified	Share Capital (€)	Number of Shares	Number of Voting Rights
22/10/2012	105,266,047.20	1,052,660,472	740,659,416

Indicate whether there are different classes of shares having different rights:

YES

Class	Number of Shares	Unit par value	Unit number of voting rights	Different Rights
Class A	740,659,416	0.10 €	1	Ordinary Shares
Class B	312,001,056	0.10 €	0	Convertible non-voting shares (See section H)

A.2. Indicate the direct or indirect owners of significant holdings in your organization at the end of the financial year, excluding Board Members:

Shareholder's Name	Number of Direct Voting Rights	Indirect Voting Rights		Total % of Voting Rights
		Direct Holder	Number of Direct Voting Rights	
RUCANDIO, S.A.	0	PROMOTORA DE PUBLICACIONES, S.L.	77,248,921	10.429%
RUCANDIO, S.A.	0	OTNAS INVERSIONES, S.L.	93,000,000	12.556%
RUCANDIO, S.A.	0	ASGARD INVERSIONES, S.L.U	27,662,101	3.734%
RUCANDIO, S.A.	0	TIMON, S.A.	7,928,140	1.070%
RUCANDIO, S.A.	0	RUCANDIO INVERSIONES SICAV.	339,094	0.045%
BH STORES, IV, B.V	28,422,994	0	0	3.837%
INMOBILIARIA CARSO, S.A. DE C.V	8,665,000	--	6,030,000	1.984%

Indicate the most significant changes in shareholder structure during the financial year:

Shareholder's Name	Date of Transaction	Description of Transaction
RUCANDIO, S.A.	24/12/2013	Reached 30% of share capital
BH STORES IV, B.V	25/09/2013	Reached 3% of share capital
DEUTSCHE BANK AG	23/10/2013	Dropped from 3% of share capital
DEUTSCHE BANK AG	11/10/2013	Reached 3% of share capital
UBS AG	21/01/2013	Dropped from 3% of share capital

BNP PARIBAS S.A.	03/07/2013	Dropped from 3% of share capital
SOCIETE GENERALE, S.A.	27/06/2013	Dropped from 3% of share capital
SOCIETE GENERALE, S.A.	04/06/2013	Reached 3% of share capital

A.3. Complete the following tables concerning members of the Board of Directors who hold voting rights in the Company:

Director´s Name	Number of Direct Voting Rights	Indirect Voting Rights		Total % of Voting Rights
		Direct Holder	Number of Direct Voting Rights	
JUAN LUIS CEBRIÁN ECHARRI	3,698,521		1,461,143	0.696
MANUEL POLANCO MORENO	49,252		385,266	0.058
FERNANDO ABRIL-MARTORELL	1,065,211		0	0.143
CLAUDIO BOADA PALLERÉS	100		100	0.000
AGNES NOGUERA BOREL	161.994		500	0.022
ALAIN MINC	210,135		0	0.028
ARIANNA HUFFINGTON	400		0	0.000
BORJA JESUS PEREZ ARAUNA	169,894		40,350	0.028
EMMANUEL ROMAN	183,465		0	0,025
ERNESTO ZEDILLO PONCE DE LEON	183,357		0	0.025
GREGORIO MARAÑÓN BERTRÁN DE LIS	161,969		493,088	0.088
JOSE LUIS LEAL MALDONADO	18,193		0	0.002
JUAN ARENA DE LA MORA	91,846		0	0.012
NICOLAS BERGGRUEN	183,465	BH STORES IV, B.V	28,422,994	3.862

Total % of Voting Rights controlled by the Board of Directors	4.993

Complete the following table concerning Members of the Board of Directors holding stock options in the Company:

Director's Name	Number of Direct Stock Options	Number of Indirect Stock Options		Number of Equivalent Shares	Total % of Voting Rights
		Direct Holder	Number of Voting Rights		

JUAN LUIS CEBRIAN ECHARRI	18,752	1,366,482	1,385,234	0.187
MANUEL POLANCO MORENO	30,676	71,792	102,468	0.013
AGNES NOGUERA BOREL	110	550	660	0.000
BORJA PEREZ ARAUNA	8,800	44,385	53,185	0.007
GREGORIO MARAÑON Y BERTRAN DE LIS	82	130,047	130,129	0.017
JUAN ARENA DE LA MORA	16,498	0	16,498	0.002
NICOLAS BERGGRUEN	0	33,438,840	33,438,840	4.514

A.4. Indicate, if applicable, any family, commercial, contractual or corporate relationships existing between the owners of significant shareholdings that are known to the Company, unless they are irrelevant or derive from ordinary commercial transactions:

Type of Relationship
Corporate
Brief Description:
Rucandio, S.A. controls directly 56.53% of the share capital of Timón, S.A.

Names of the Related Persons or Entities
TIMON, S.A.

Type of Relationship
Corporate

Brief Description:
Timón, S.A. directly controls 100% of Asgard Inversiones, S.L.U.

Names of the Related Persons or Entities
ASGARD INVERSIONES, SLU

Type of Relationship
Corporate

Brief Description:
Timón, S.A. controls directly 82.95% of the share capital of Promotora de Publicaciones, S.L.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

Type of Relationship
Corporate

Brief Description:
Rucandio, S.A. controls directly 8,32% of the share capital of Promotora de Publicaciones, S.L.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

Type of Relationship

Corporate

Brief Description:
Asgard Inversiones, S.L.U and Promotora de Publicaciones, S.L. control directly 83.58% of the share capital of Otnas Inversiones, S.L.

Names of the Related Persons or Entities
OTNAS INVERSIONES, S.L.

Type of Relationship
Corporate

Brief Description:
Rucandio, S.A. controls directly 32.79% of the share capital of Rucandio Inversiones SICAV, S.A.

Names of the Related Persons or Entities
RUCANDIO INVERSIONES SICAV, S.A.

Type of Relationship
Contractual

Brief Description:
In order to facilitate the refinancing of the financial debt of PRISA, Timón, S.A., Promotora de Publicaciones, S.L., Asgard Inversiones, S.L.U, Berggruen Acquisition Holdings S.A.R.L and Mr. Martin Franklin, reached an agreement and set up a company named as OTNAS INVERSIONES, S.L., indirectly controlled by Rucandio, destined to convert 75,000,000 warrants, amounting 150,000,000 euros, into PRISA shares. The transaction was executed in January 2012.

Names of the Related Persons or Entities
RUCANDIO, S.A.

Type of Relationship
Contractual

Brief Description:

On 22/12/2011 Promotora de Publicaciones, S.L. executed some corporate arrangements that allow its shareholders to replace an indirect shareholding into a direct shareholding in PRISA. Some shareholders who acquired the direct shareholding, entered into a shareholders agreement by virtue of which they maintain the syndicated right to vote in PRISA. The execution of such Reversion Plan was completed in February 2012. Rucandio, S.A. controls the majority of the voting rights in the shareholders' agreement.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

A.5. Indicate, if applicable, any commercial, contractual or corporate relationships existing between significant shareholders and the Company and/or its Group, unless they are of little relevance or derive from ordinary commercial transactions:

A.6. Indicate whether any shareholders´agreement have been communicated to the Company pursuant to articles 530 and 531 LSC. If applicable, describe them briefly and list the shareholders bound by those agreements:

YES

% of share capital
31.629
Brief Description of the Agreement
Shareholders' Agreement in Rucandio, S.A. (See the note in section G)

Parties to the Shareholders' Agreement
IGNACIO POLANCO MORENO
ISABEL MORENO PUNCEL
MARIA JESUS POLANCO MORENO
MARTA LOPEZ POLANCO
ISABEL LOPEZ POLANCO
MANUEL POLANCO MORENO
JAIME LOPEZ POLANCO
LUCIA LOPEZ POLANCO

% of share capital
10.429
Brief Description of the Agreement
Shareholders' Agreement in Promotora de Publicaciones, S.L. (See the note in section G)

Parties to the Shareholders' Agreement
RUCANDIO, S.A.
TIMON, S.A.

% of share capital
3.792
Brief Description of the Agreement
Shareholders' Agreement in PRISA (See the note in section G)

Parties to the Shareholders' Agreement
EVIEND SARL
MANUEL VARELA UÑA
ELISA ESCRIÑA DE SALAS
BELEN CEBRIAN ECHARRI
REBECA CEBRIAN TORALLAS
MARIA DEL MAR CORTES BOHIGAS
MANUEL VARELA ENTRECANALES
PALOMA GARCIA-AÑOVEROS ESCRIÑA
ELISA GARCIA-AÑOVEROS ESCRIÑA
JAIME GARCIA-AÑOVEROS ESCRIÑA
JOSE BUENAVENTURA TERCEIRO LOMBA
ISABEL VARELA ENTRECANALES
JOSE MARIA ARANAZ CORTEZO
MARTA VARELA ENTRECANALES
Mª CRUZ VARELA ENTRECANALES
TERESA CEBRIAN ARANDA
JUAN CEBRIAN TORALLAS
RAFAEL CEBRIAN ARANDA
ANDRES VARELA ENTRECANALES
JUAN LUIS CEBRIAN ECHARRI
ANA VARELA ENTRECANALES
JESUS DE LA SERNA GUTIERREZ REPIDE
TIMON, S.A.
LIBERTAS 7, S.A.
PROMOTORA DE PUBLICACIONES, S.L.
ASESORAMIENTO BRUCH, S.L.
EDICIONES MONTE ANETO, S.L.

JURATE INVERSIONES, S.L.
ASGARD INVERSIONES, SLU
INVERSIONES MENDOZA SOLANO, S.L.

Indicate, if applicable, any concerted actions among company shareholders that are known to the Company:

NO

Expressly indicate any change or breach of those agreements or concerted actions during the financial year.

As the CNMV was informed in Significant Event no. 193575 dated 7 October 2013, the PRISA Shareholders' Agreement dated 22 December 2011 (described in Section H) was amended by means of the allocation on 3 October 2013 to the syndicate of shareholders of 2,500,000 PRISA shares by the Syndicate Member (and Director) Mr Juan Luis Cebrián Echarri.

A.7. Indicate whether any individual or corporate entity controls or may control the Company pursuant to Article 4 of the Securities Market Law, and if so, identify:

YES

Name
RUCANDIO, S.A.

Observations

A.8. Complete the following tables concerning the Company's treasury stock:

At year's end:

Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
1,294,062	0	0.174%

(*) Through:

Name or Corporate Name of the direct holder	Number of Direct Shares
Total:	0

Indicate any significant variations during the financial year with respect to the provisions of Royal Decree 1362/2007:

Date of communication	Total direct shares acquired	Total indirect shares acquired	Total % of Share Capital
0	0	0	0

A.9. Indicate the conditions and terms of any current powers conferred upon the Board of Directors at the Shareholders' Meeting issue, repurchase or transfer treasury stock.

Regarding the derivative acquisition of own shares, the Shareholders' Meeting held on June 22, 2013 passed the following resolution:

"1. To revoke, to the extent not used, the authorization granted by the Ordinary General Meeting of 30 June 2012, in point eleventh of the agenda therefore, regarding the authorization for direct or indirect derivative acquisition of own shares.

2. To grant express authorization for derivative acquisition of Class A shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authoring.

The acquisition price may not be less than par value or more than 20 percent higher than market price at the moment of the acquisition. The transactions for the acquisition of own shares will be in accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. It is expressly stated that the authorization for the acquisition of own shares granted pursuant to this resolution, may be used, in whole or in part, to acquire shares of the Company to be delivered by it in fulfillment of any compensation plan by means of or any agreement for the delivery of shares or options on shares to the members of the Board of Directors and to the managers of the Company in force at any time, and that express authorization is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorization, and those owned by the Company at the date of holding of this General Meeting, to be used, in whole or in part, to facilitate fulfillment of the aforementioned plans or agreements.

5. The Board of Directors is also authorized to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favor of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer."

Likewise, the current powers conferred to issue shares, upon the Board of Directors at the Shareholders' Meeting, are the following:

- Capital increase in the amount necessary for the rights under the Prisa Warrants issued by the Company to certain of the Company's creditors, that give holders the right to subscribe for new Class A ordinary shares of Prisa exclusively by way of the set-off of receivables, in a maximum foreseen of 37,266,130 euros, through the issue of up to a maximum total set of 372,661,305 new shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, although this price will be adjusted in circumstances provided in the agreement. The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years.

  This resolution was adopted by the Extraordinary Shareholders Meeting of December 10, 2013.

- Capital increase against Class B share premium reserve, required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 11 months following to June 2013. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 22, 2013.

- Resolution delegating authority to increase capital to the Board of Directors, with delegation to exclude preemption rights, if any, adopted by the General Shareholders Meeting of June 22, 2013, in effect until June 2018.

- Resolution delegating to the Board of Directors authority to issue fixed income securities, both straight and convertible into newly-issued shares and/or shares exchangeable for outstanding shares of Prisa and other companies, warrants (options to subscribe new shares or acquire outstanding shares of Prisa or other companies), bonds and preferred shares, with delegation of the authority to increase capital by the amount necessary to cover applications for conversion of debentures or exercise of warrants, and to exclude the preemption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares, adopted by the General Shareholders Meeting of June 22, 2013 in effect until June, 2018.

- Resolution for increase of capital by the amount necessary to cover the conversion of convertible Bonds issued by the Company, up to an initially contemplated maximum of 421,359,223 Class A shares. The bondholders may request their conversion into Class A shares at any time before July 2014 and in this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The price of the Prisa shares for purposes of conversion will be 1.03 Euros and will be be adjusted in certain circumstances provided in the resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 30, 2012.

- Resolution for increase of capital in a nominal amount of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, to be subscribed and fully paid in against cash contributions, with recognition of the right of preemption, expressly contemplating incomplete subscription, with delegation to the Board of Directors to verify fulfillment of the conditions to which this resolution is subject and redraft article 6 of the Bylaws to adapt the text thereof to the subscriptions made. Preemption rights may be exercised during forty-two (42) monthly windows up to the fourth business day of each calendar month from January, 2011, to June, 2014. This resolution was adopted by the Extraordinary Shareholders Meeting of November 27, 2010.

A.10. State whether there are any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, information must be provided on the existence of any kind of restriction that may impede the takeover of the company by means of share purchases on the market.

NO

Description of the restrictions

A.11 Indicate whether shareholders at the Annual Meeting have resolved to adopt any anti-takeover measures pursuant to Law 6/2007.

NO

If applicable, explain the measures passed and the terms in which restrictions would not apply:

A.12. State whether the company has issued securities that are not traded on an official market in the EU.

YES

If appropriate, state the different classes of share and, for each class of share, the rights and obligations it confers.

i) "American Depositary Shares" ("ADS"): On 5 March 2010 PRISA and the US company Liberty Acquisition Holdings Corp., legally configured as a "special purpose acquisition company" (hereinafter Liberty), entered into a "Business Combination Agreement" (hereinafter BCA), (subsequently and successively amended on 15 March, 5 April

and 7 May 2010 and amended and consolidated on 4 August and further amended on 13 August), the purpose of which was to give effect to a capital increase in kind in PRISA through a swap of Liberty shares and warrants for or in exchange for a combination of newly issued ordinary and non-voting convertible shares.

The aforementioned agreement involved two capital increases, the resolution for which was passed in the Extraordinary General Meeting of PRISA held on 27 November 2010. Ordinary class A shares and convertible class B shares were issued and were formally subscribed by a depositary bank (Citibank NA), acting purely in a fiduciary capacity for the benefit of the real owners of the PRISA shares, in such a way that, simultaneously with the subscription, the depositary bank issued "American Depositary Shares" ("ADS"), which were delivered to the Liberty shareholders.

In consequence, it is expressly stated for the record that the ADS have been issued by the aforementioned depository institution and not by PRISA.

The ADS representing Class A and Class B PRISA shares are listed on the New York Stock Exchange (NYSE).

Each PRISA ADS- A gives the right to four ordinary Class A PRISA shares and each PRISA ADS- B gives the right to four non-voting convertible Class B PRISA shares.

Since 3 December 2010 the owners of the ADS have had the right to ask the depositary institution holding the aforementioned ADS (Citibank NA) for the direct delivery of the corresponding shares and their consequent trading on the Spanish stock exchanges.

ii) Convertible bonds: In the context of the refinancing of the Company's financial debt and as part of the measures considered appropriate by the Board of Directors to improve PRISA's creditworthiness and to strengthen its economic stability, the PRISA General Meeting held on 30 June 2012 passed a resolution, under point ten of its agenda, to issue bonds that were required to be converted into Class A shares in the Company within a period of two years. The bonds were subscribed by certain financial institutions that were creditors (334 million euros, by means of the partial swap of their loans) and other institutional investors (100 million euros, by means of a cash contribution).

On the final maturity date any bonds that have not already been converted into shares will have to be converted into ordinary Class A shares. However, the bondholders may request that the bonds be converted into Class A shares at any time prior to the final maturity date.

These bonds are not traded on any regulated market.

iii) "PRISA Warrants 2013": In the context of the refinancing of the Company's bank debt, that has been signed with all the banks and certain institutional investors representing the entirety of PRISA's financial debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "PRISA Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "PRISA Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "Warrants" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the PRISA Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

These "PRISA Warrants 2013" are not traded on any regulated market.

B. SHAREHOLDERS MEETING

B.1 Concerning the quorum required at Shareholders Meetings, indicate whether there are differences with respect to the minimum stipulated in the Corporations Law (LSC), and if so, explain.

NO

	% difference vs. quorum required pursuant to Article 193 LSC (general cases)	% difference vs. quorum required pursuant to Article 194 LSC (special cases provided in Article 194)
Quorum required at initial meeting	0	0
Quorum required at adjourned meeting	0	0

B.2 Concerning rules for adopting corporate resolutions, explain whether there are differences with respect to those provided in the Corporations Law (LSC) and, if so, explain:

YES

Describe how it differs from the regime provided for in the LSC.

	Qualified majority other than as provided for in Article 201.2 LSC for matters under Article 194.1 LSC	Other instances of qualified majority
Percentage established by the entity for the adoption of resolutions	69%	69%

Describe the differences

Article 15 bis of the Bylaws provides that, without prejudice to the provisions of law, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors.

B.3 State the rules applicable to amendment of the bylaws. In particular, information must be provided on the majorities established for amendment of the bylaws and, if appropriate, the rules established to safeguard the rights of shareholders when the bylaws are amended.

The amendment of the Bylaws is a matter for the General Shareholders Meeting and shall be carried out in accordance with the provisions contained in the Capital Companies Act and the Bylaws.

As provided in article 15 bis of the Bylaws, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares

The Corporate Governance Committee shall report on proposals for amending the Bylaws.

B.4. Provide attendance statistics for the general shareholders' meetings held during the year to which the present report refers and during the previous year:

	Attendance Statistics				
Date of Shareholders' Meeting	% physically present	% represented by proxy	% distance voting		Total
			Vote by electronic means	Others	
22 June 2013	30.882	12.751	0.002	0.000	43.635
10 December 2013	27.696	14.986	0.002	0.000	42.684

B.5 Indicate whether there are any restrictions in the company bylaws with respect to the minimum number of shares required to attend the Annual Shareholders Meeting:

YES

Number of shares required to attend the Annual Shareholders Meeting	60

B.6 State whether it has been agreed that specific decisions entailing a structural modification of the company ("subsidiarization", sale/purchase of key operating assets, transactions equivalent to the liquidation of the company ...) must be submitted to the shareholders' meeting for approval, even though this is not expressly required under commercial law.

NO

B.7 State the address and manner of accessing the company's website to view corporate governance content and other information on the shareholders' meetings which must be made available to shareholders through the company's website.

In accordance with the provisions of Article 29 ter of the Bylaws, the Company maintains a website for the information of shareholders and investors whose URL is http://www.prisa.com.

Within this website there is a section entitled "Shareholders and Investors", within which is posted all information PRISA must make available to its shareholders.

The section "Shareholders and Investors" is organized into the following sections: i) PRISA share quote, ii) Financial Information iii) Analysts, iv) Share Capital, v) Corporate Governance vi) Relevant Events, vii) General Shareholders Meetings and viii) Prospectus.

C. COMPANY MANAGEMENT STRUCTURE

C.1. Board of Directors

C.1.1. Indicate the maximum and minimum number of directors provided for in the Bylaws:

Maximum Number of Directors	17
Minimum Number of Directors	3

C.1.2. Complete the following table providing information concerning Board Members:

Director's Name	Representative	Position on the Board	Date of First Appointment	Date of Last Appointment	How Elected
JUAN LUIS CEBRIÁN ECHARRI		CHAIRMAN	15 June 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MANUEL POLANCO MORENO		DEPUTY CHAIRMAN	19 April 01	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
FERNANDO ABRIL-MARTORELL		CEO	24 June 11	24 June 11	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
CLAUDIO BOADA PALLERES		DIRECTOR	18 December 13	18 December 13	APPOINTED BY COOPTACION (BY THE BOARD OF DIRECTORS)
JUAN ARENA DE LA MORA		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
NICOLAS BERGGRUEN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ARIANNA HUFFINGTON		DIRECTOR	24 October 2012	22 June 2013	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JOSE LUIS LEAL MALDONADO		DIRECTOR	24 October 2012	22 June 2013	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
GREGORIO MARAÑÓN BERTRÁN DE LIS		DIRECTOR	15 June 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

ALAIN MINC		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
AGNES NOGUERA BOREL		DIRECTOR	20 April 06	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
BORJA JESÚS PÉREZ ARAUNA		DIRECTOR	18 May 00	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
EMMANUEL ROMAN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ERNESTO ZEDILLO PONCE DE LEON		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

Total Number of Board Members	14

Indicate any Members retiring from the Board of Directors during the financial year

Board Member	Board member status upon retirement	Retirement Date
MATIAS CORTÉS DOMINGUEZ	OTHER EXTERNAL DIRECTOR	April 16, 2013
MARTIN FRANKLIN	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	December 18, 2013
HARRY SLOAN	INDEPENDENT EXTERNAL DIRECTOR	December 18, 2013

C.1.3 Complete the following tables concerning the Members of the Board and their functions:

EXECUTIVE DIRECTORS

Director's Name	Committee that informed His/Her Appointment	Post or Functions
MR. JUAN LUIS CEBRIÁN ECHARRI	NOMINATION AND COMPENSATION COMMITTEE	CHAIRMAN OF THE BOARD OF DIRECTORS AND OF THE DELEGATED COMMITTEE
MR. MANUEL POLANCO MORENO	NOMINATION AND COMPENSATION COMMITTEE	DEPUTY CHAIRMAN AND CHAIRMAN OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL

MR. FERNANDO ABRIL-MARTORELL	NOMINATION AND COMPENSATION COMMITTEE	CEO

Total Number of Executive Directors	3
% of the Board	21.43

EXTERNAL DIRECTORS REPRESENTING SIGNIFICANT SHAREHOLDINGS

Director's Name	Committee that informed His/Her Appointment	Name of Significant Shareholder Who He/She Represents or Who Proposed His/Her Appointment
MRS. AGNES NOGUERA BOREL	NOMINATION AND COMPENSATION COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.
MR. BORJA JESÚS PÉREZ ARAUNA	NOMINATION AND COMPENSATION COMMITTEE	TIMON, S.A.
MR. NICOLAS BERGGRUEN	NOMINATION AND COMPENSATION COMMITTEE	BH STORES, B.V

Total number of external directors representing significant shareholdings	3
% of the Board	21.43

INDEPENDENT EXTERNAL DIRECTORS

Director's Name	Profession
MR. ALAIN MINC	ENGINEER, POLITICAL AND ECONOMIC ADVISER. PROFESSOR
MRS ARIANNA HUFFINGTON	JOURNALIST. CHAIRMAN AND CHIEF OF "THE HUFFINGTON POST MEDIA GROUP"
MR. EMMANUEL ROMAN	FINANCIAL. CEO MAN GROUP
MR. ERNESTO ZEDILLO PONCE DE LEON	ECONOMIST. EX PRESIDENT OF MEXICO
MR. GREGORIO MARAÑON Y BERTRÁN DE LIS	LAWYER
MR. CLAUDIO BOADA PALLERÉS	INDUSTRIAL ENGINEER
MR JOSE LUIS LEAL MALDONADO	ECONOMIST. EX ECONOMY MINISTER AND EX PRESIDENT OF THE SPANISH BANKING ASSOCIATION
MR. JUAN ARENA DE LA MORA	ENGINEER AND FINANCIAL. EX PRESIDENT OF BANKINTER. EX PROFESSOR OF HARVARD BUSINESS SCHOOL.

Total number of independent external directors	8
% of the Board	57.14

State whether any director classed as independent receives from the company, or from its group, any amounts or benefits in respect of an item other than director remuneration, or maintains or has maintained, during the previous year, a business relationship with the company or with any company in its group, either in his own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

If appropriate, include a statement from the Board explaining the reasons why it considers that the director in question is able to discharge his functions in his capacity as independent director.

Director's Name	Description of the relationship	Reasoned statement
MR. GREGORIO MARAÑON Y BERTRÁN DE LIS	Legal advice, in the sum of 90,000 euros per annum, provided to Promotora de Informaciones, S.A. (PRISA).	The Board of Directors takes the view that the legal advice provided by Mr Gregorio Marañón to PRISA does not compromise the independence of the Director as the remuneration that he receives in respect of it is not significant for the Director.

OTHER EXTERNAL DIRECTORS

Director's Name	Committee that informed or proposed His/Her Appointment

Total number of other external directors	
% of the Board	

Explain why they may not be considered significant shareholders or independent and their relationships with the company, its managers or shareholders:

Director´s Name	
Relationships with the company, managers or Shareholders	
Reasons	

If applicable, indicate any changes that have occurred during the year in each director's status:

Director's Name	Date	Previous status	Current Status

C.1.4. Complete the following table with information on the number of female directors during the previous four years, as well as the type of directorship held:

	Number of female directors				Percentage of the total number of directors in each category			
	Year t	**Year t-1**	**Year t-2**	**Year t-3**	**Year t**	**Year t-1**	**Year t-2**	**Year t-3**
Executive	0	0	0	0	0.00	0.00	0.00	0.00
Proprietary	1	1	1	1	33.33	25.00	16.66	14.28
Independent	1	1	0	0	12.50	12.50	0.00	0.00
Other External	0	0	0	0	0.00	0.00	0.00	0.00

Total:	2	2	1	1	14.28	12.50	6.25	6.66

C.1.5 Explain the measures that, as the case may be, have been taken to seek to include on the Board of Directors a number of women which enables there to be a balanced presence of both men and women.

Explanation of measures
No particular action has been taken. See next section C.1.6.

C.1.6. Explain the measures that, as the case may be, have been taken by the Appointments Committee to ensure that there is no implicit bias in selection procedures which could obstruct the selection of female directors, and so that the company actively looks for and includes women who meet the required professional profile in the potential candidates:

Explanation of measures

Article 8.1 of the Board Regulation provides that in the composition of the Board of Directors the external, independents and ownership directors, will represent a majority with respect of the executive directors. To such effects, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings, the Board of Directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

The selection process is based solely on the suitability and prestige of the candidates. No ad hoc procedure for selecting female directors has been implemented, precisely due to the non-sexist nature of the company's procedures.

Nevertheless, within the competences of the Corporate Governance Committee has been included "report to the Board on issues of gender diversity in relation to the composition of the Board".

If, despite the measures that may, as the case may be, have been taken there are few female directors, or none at all, explain the reasons for this situation:

Explanation of reasons
It was not considered as necessary the appointment of additional directors.

C.1.7. Explain how shareholders with significant holdings are represented on the Board.

As already indicated in section C.1.3 of this Report, the Company has three directors representing significant shareholders of the Company: Mr Borja Perez Arauna , Mrs. Agnes Noguera Borel and Mr Nicolas Berggruen.

Mr Borja Perez Arauna represents Timon, S.A. (Timon) and Mrs. Agnes Noguera Borel represents Promotora de Publicaciones, SL (Propu). Both Timon as Propu are ultimately controlled by Rucandio , S.A, that has an indirect interest of 31.629% in the share capital with voting rights of PRISA.

Mr Nicolas Berggruen represents BH Stores, V.B.

Finally it is noted that Mr Manuel Polanco Moreno is a Director representing significant shareholders at the instance of Timon, SA and also is executive director.

C.1.8. Explain, if applicable, why directors representing significant shareholdings have been appointed at the request of shareholders whose stake is less than 5% of share capital:

Name of Shareholder	Justification
MR NICOLAS BERGGRUEN	The Director, in addition to his participation in the share capital of PRISA (see section A.3 of this report), also participates in the share capital of OTNAS Inversiones, SL, holder of a 12.556% of the share capital with voting rights of PRISA.

Indicate whether formal requests for representation on the board have been denied shareholders whose stake is equal or higher than others whose requests to appoint a director to represent a significant shareholding was granted. If so, explain why such requests were denied:

NO

C.1.9. Indicate whether any board member has left his post before the end of his mandate, whether he explained his reasons to the board and by what means, and if expressed in writing to the entire board, provide the reasons given:

Board Member's Name	Reasons
MR. MATIAS CORTES DOMINGUEZ	He has resigned as a director for personal reasons.
MR. MARTIN FRANKLIN	He has resigned as a director for personal reasons.
MR. HARRY SLOAN	He has resigned as a director for personal reasons.

C.1.10. If applicable, indicate the powers delegated to members of the Board of Directors:

Board Member's Name	Brief Description
MR JUAN LUIS CEBRIÁN ECHARRI	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW
MR FERNANDO ABRIL-MARTORELL	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW

C.1.11. If applicable, identify board members who hold posts as directors or officers in subsidiary companies within the listed company's group:

Director's Name	Name of the Group Company	Position
JUAN LUIS CEBRIAN ECHARRI	DIARIO EL PAIS, S.L.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	DIRECTOR

JUAN LUIS CEBRIAN ECHARRI	EDICIONES EL PAIS	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PRISA INC	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE ACTIVIDADES AMERICA 2010 MEXICO, S.A. DE CV.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
MANUEL POLANCO MORENO	CANAL CLUB DE DISTRIBUCION DE OCIO Y CULTURA, S.A.	DIRECTOR
MANUEL POLANCO MORENO	DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	GRUPO MEDIA CAPITAL, SGPS, S.A.	DIRECTOR
MANUEL POLANCO MORENO	MCP MEDIA CAPITAL PRODUCOES, S.A	CHAIRMAN
MANUEL POLANCO MORENO	MEDIA CAPITAL PRODUCOES INVESTIMENTOS SGPS, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT CANARIAS, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT ESPAÑA, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT PORTUGAL, S.A	CHAIRMAN
MANUEL POLANCO MORENO	PLURAL JEMPSA SL	DEPUTY CHAIRMAN AND JOINT CEO
MANUEL POLANCO MORENO	PRODUCTORA CANARIA DE PROGRAMAS, S.L.	DIRECTOR
MANUEL POLANCO MORENO	SOCIEDAD CANARIA DE TELEVISION REGIONAL, S.A.	JOINT AND SEVERAL CEO
MANUEL POLANCO MORENO	TESELA PRODUCCIONES CINEMATOGRÁFICAS, S.L.	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	TVI - TELEVISÃO INDEPENDENTE, SA	CHAIRMAN
MANUEL POLANCO MORENO	VERTIX, SGPS, S.A.	CHAIRMAN
FERNANDO ABRIL-MARTORELL HERNANDEZ	DIARIO AS, S.L.	DIRECTOR
ARIANNA HUFFINGTON	DIARIO EL PAIS, S.L.	DIRECTOR
ARIANNA HUFFINGTON	EDICIONES EL PAIS, S.L.	DIRECTOR

C.1.12. If applicable, indicate the directors of your company who are members of the boards of directors of other companies listed on official Spanish securities markets, other than companies in your own group, which have been reported to the company:

Director's Name	Name of Listed Company	Position
JUAN LUIS CEBRIAN ECHARRI	MEDIASET ESPANA COMUNICACIÓN, S.A.	DIRECTOR
MANUEL POLANCO MORENO	MEDIASET ESPANA COMUNICACIÓN, S.A	DEPUTY CHAIRMAN
FERNANDO ABRIL-MARTORELL	GRUPO EMPRESARIAL ENCE, S.A.	DIRECTOR
AGNES NOGUERA BOREL	LIBERTAS 7, S.A.	CHIEF EXECUTIVE OFFICER
ALAIN MINC	CAIXABANK, S.A.	DIRECTOR
BORJA JESUS PEREZ ARAUNA	VALSEL INVERSIONES SICAV, S.A.	CHAIRMAN
BORJA JESUS PEREZ ARAUNA	CARAUNA INVERSIONES SICAV,	CHAIRMAN

	S.A.	
BORJA JESUS PEREZ ARAUNA	NOMIT GLOBAL SICAV	DIRECTOR
GREGORIO MARAÑON Y BERTRAN DE LIS	VISCOFAN, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	FERROVIAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	MELIA HOTELS INTERNATIONAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	ALMIRALL, S.A.	DIRECTOR

C.1.13. Indicate, and if applicable explain, whether the company has established rules regarding the number of boards on which its directors may sit:

NO

C.1.14. Indicate the general company policies and strategies that must be approved by the board in full:

Investment and financing policy	YES
Definition of group company structure	YES
Corporate governance policy	YES
Corporate social responsibility policy	YES
Strategic or business plan, as well as management goals and annual budgets	YES
Remuneration policy and assessment of performance of senior management	YES
Risk management and control policy, as well as periodic monitoring of internal information and control systems	YES
Dividends policy, and treasury stock policy, particularly with regard to limitations thereon	YES

C.1.15. State the overall remuneration of the Board of Directors:

Remuneration of the Board of Directors (thousands of €)	6,267
Amount of overall remuneration in respect of rights accumulated by directors in the area of pensions (thousands of €)	0
Overall remuneration of the Board of Directors (thousands of €)	**6,267**

C.1.16. Identify members of senior management who are not executive directors and indicate the total remunerations paid in their favor during the financial year:

Name	Position
MIGUEL ANGEL CAYUELA SEBASTIAN	CHIEF EXECUTIVE OFFICER OF GRUPO SANTILLANA
ANTONIO GARCIA-MON MARANES	SECRETARY GENERAL
PEDRO GARCIA GUILLÉN	CHIEF EXECUTIVE OFFICER OF PRISA TELEVISION
JOSE LUIS SAINZ DIAZ	CEO OF PRISA NOTICIAS AND PRISA RADIO
FERNANDO MARTINEZ ALBACETE	DIRECTOR OF STRATEGIC PLANNING, MANAGEMENT CONTROL AND BUDGETING AT PRISA
BARBARA MANRIQUE DE LARA	CORPORATE COMMUNICATIONS, MARKETING & EXTERNAL RELATIONS DIRECTOR
VIRGINIA FERNANDEZ IRIBARNEGARAY	INTERNAL AUDIT DIRECTOR
ANDRES CARDÓ SORIA	INTERNATIONAL MANAGING DIRECTOR FOR PRISA RADIO
JAVIER LAZARO RODRIGUEZ	CHIEF FINANCIAL OFFICER (CFO) OF PRISA
OSCAR GOMEZ BARBERO	DIRECTOR OF ORGANIZATION, RESOURCES AND TECHNOLOGY.

Total Senior Management Salaries (in Euros 000)	6,209

C.1.17. If applicable, identify the members of the Board of Directors who are likewise members of the boards of directors of significant shareholder´s companies and/or in companies within its group:

Director's Name	Significant Shareholder's Corporate Name	Position
MANUEL POLANCO MORENO	RUCANDIO, S.A.	DIRECTOR
MANUEL POLANCO MORENO	TIMON, S.A.	DEPUTY CHAIRMAN
BORJA PÉREZ ARAUNA	TIMON, S.A.	DEPUTY CHAIRMAN
BORJA PÉREZ ARAUNA	OTNAS INVERSIONES, S.L.	DIRECTOR
BORJA PEREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	JOINT AND SEVERAL DIRECTOR
BORJA PEREZ ARAUNA	ASGARD INVERSIONES, SLU	JOINT AND SEVERAL DIRECTOR

If applicable, indicate the relevant relationships (other than those listed in the previous table) existing between members of the Board of Directors and significant shareholders and/or companies in the group:

Director's Name	Significant Shareholder's Name	Description of the Relationship
MANUEL POLANCO MORENO	RUCANDIO, S.A.	THE DIRECTOR OWNS 13.55% OUTRIGHT AND IS THE NAKED OWNER OF 11.45% OF THE SHARE CAPITAL OF RUCANDIO, S.A.
MANUEL POLANCO MORENO	RUCANDIO INVERSIONES SICAV, S.A.	THE DIRECTOR HAS DIRECT HOLDINGS (11.93%) IN THE SHARE CAPITAL OF RUCANDIO INVERSIONES SICAV, S.A.
BORJA JESUS PÉREZ ARAUNA	TIMÓN, S.A.	THE DIRECTOR HAS AN EMPLOYMENT RELATIONSHIP WITH TIMÓN, S.A.
BORJA JESUS PÉREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS (0.0081%) IN THE SHARE CAPITAL OF

		PROMOTORA DE PUBLICACIONES, S.L.
NICOLAS BERGGRUEN	BH STORES IV, B.V	BH STORES IV B.V. ("BH IV") IS AN INDIRECT SUBSIDIARY OF BERGGRUEN HOLDINGS LTD. ("BH LTD."), A DIRECT, WHOLLY-OWNED SUBSIDIARY OF THE NICOLAS BERGGRUEN CHARITABLE TRUST (THE "TRUST"). THE ULTIMATE OWNER OF THE SHARES HELD BY BH IV IS THE TRUST. MR. BERGGRUEN IS A DIRECTOR OF BERGGRUEN HOLDINGS LTD
NICOLAS BERGGRUEN	OTNAS INVERSIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS (8.2187%) IN THE SHARE CAPITAL OF OTNAS INVERSIONES, S.L., THROUGH BERGGRUEN ACQUISITION HOLDINGS, S.L.

C.1.18. Indicate if the Board Regulation has been amended during the year.

NO

C.1.19. Indicate the procedures for the selection, appointment, reelection, evaluation and removal of directors. Describe the bodies empowered to do so, the steps to be taken and the criteria to be applied in each of those procedures.

According to Article 17 of the Company Bylaws, the Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders' Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company. The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

As provided in article 15 bis of the Bylaws, a favorable vote of 69% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning changes in the Board of Directors and a appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors.

Likewise in accordance with article 17 bis of the Bylaws, shall be considered as:

a) Executive Directors: Those who perform executive functions or who are senior managers of the Company. In any case, those directors who have been delegated permanent general powers by the Board and/or are under senior management contracts or contracts to provide full-time executive services to the Company shall be deemed executive directors.

b) External Directors Representing Significant Shareholdings: Directors who (i) hold shares equal or superior to those legally considered significant shareholdings at any time or who have been appointed due to their position as shareholders, although their holdings may be less than those considered significant; (ii) or whose appointments were proposed by shareholders falling under section (b) (i) above.

c) Independent External Directors: Those not included in the previous categories, appointed based on their recognized personal and professional prestige and their experience and knowledge for the exercise of their functions, without ties to the executive team or significant shareholders.

d) Other External Directors: external directors who do not qualify as either significant shareholders or independent.

The Board of Directors Regulation may further define and develop these concepts.

Article 17 bis of the Bylaws also provides that the composition of the Board of Directors shall be such that external directors or non-executive directors represent a majority with respect to executive directors, with the presence of independent directors.

Chapter VI of the Board Regulations provides for the following procedures for appointing, reelection, evaluating and removing Directors:

- Appointment of Directors: Directors shall be appointed by the participants at the Shareholders' Meeting or, provisionally, by the Board of Directors in accordance with the provisions of the Companies Law and the Company Bylaws.

Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding proposal or advisory opinion issued by the Nomination and Compensation Committee or of the Corporate Governance Committee, as the case may be.

- Appointment of External Directors: The Board of Directors and the Nomination and Compensation Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

The Corporate Governance Committee shall evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

- Re-appointment of Directors: Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Nomination and Compensation Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

- Tenure of Service: Directors shall be appointed for a term of five (5) years, and may be re-appointed. Directors appointed by co-optation may be ratified in office by resolution of the first shareholders meeting following his appointment.

- Termination of Tenure: Directors shall leave their posts when the period for which they were appointed has expired, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws. Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in cases provided in article 21.2 of the Board of Directors Regulation, which are described in section B.1.20 below.

The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

Committee members shall leave their posts when they cease to be directors.

- Voting Objectivity and Secrecy: Directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

-Evaluation: As provided in the Board of Directors Regulation, periodic evaluation of the performance and composition of the Board of Directors shall be submitted to Board approval with the previous report by the Corporate Governance Committee.

C.1.20 State whether the Board of Directors has conducted an evaluation of its activities during the year:

YES

If appropriate, explain to what extent the self-evaluation has produced significant changes to its internal organization and to the procedures applying to its activities:

Description of changes
Improvement in the organisation of the meetings of the Board and its Committees. More foresight in the agenda for the meetings.

C.1.21. Indicate under what circumstances Directors are obliged to resign.

As set forth in Article 21.2 of the Board Regulations, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

1) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

2) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

3) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

4) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

5) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

6) When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

Article 33.5 of the Board of Director Regulations provides that in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

C.1.22. Indicate whether the functions of Chief Executive Officer of the Company are also performed by the Chairman of the Board of Directors. If so, explain the measures adopted to limit the risks of conferring those powers upon a single person:

YES

Risk-Limiting Measures
The Chairman of the Board of Directors is the chief individual responsible for the management of the Company. His main assistant is the Chief Executive Officer who is responsible for the effective management of the business of the Company, always in accordance with the decisions and criteria adopted at the Shareholders' Meeting and by the Board of Directors, the Delegated Committee and the Chairman, in the framework of their respective competences. There is likewise an Audit Committee, a Corporate Governance Committee, and Appointments and Remuneration Committee, and neither the Chairman nor any of the Executive Directors are members of those committees.

Indicate, and if so explain, whether rules have been passed to enable an independent director to request that a board meeting be held or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct assessment by the board of directors.

NO

C.1.23. Are reinforced majorities required for taking certain types of decisions, other than those required by law?

NO

C.1.24. Indicate whether the requirements for being elected Chairman differ from those required for election to the Board:

NO

C.1.25. Indicate whether the Chairman may exercise a casting vote:

YES

Matters in which the Chairman has a Casting Vote
Pursuant to Article 23 of the Company Bylaws and Article 16.2 of the Board Regulations, the Chairman may exercise a casting vote to break any possible ties that may arise concerning any matter.

C.1.26. Indicate whether the Bylaws of the Board Regulations set an age limit for Directors:

NO

Age limit for the Chairman	0
Age limit for the Chief Executive Officer	0
Age limit for Directors	0

B.1.27. Indicate whether the Bylaws or Board Regulations limit the term of office of independent directors, different from that required by law:

NO

Maximum Term of Office	0

C.1.28 State whether the bylaws or regulations of the Board of Directors lay down specific rules for granting proxies at Board Meetings, how this is done and, in particular, the maximum number of proxies a director can have, as well as whether

proxies must be given to directors holding the same type of directorship. If so, provide a brief description of the rules.

Article 23 of the Company Bylaws and Article 16 of the Board Regulations provide that directors may delegate their votes to another director. In that regard, proxies must be in writing, specifically for the meeting in question and instructing to the representative about the sense of any vote.

C.1.29. Indicate how many Board Meetings were held during the year. Also indicate, if appropriate, how often the Board met without the chairman's attendance. Proxies granted with no specific instructions will be treated as attendances.

Number of Board Meetings	11
Number of Meetings That the President Did Not Attend	0

Indicate the number of meetings held by the Board's committees:

Number of meetings of the Executive or Delegated Committee	2
Number of meetings of the Audit Committee	7
Number of meetings of the Compensations and Nominations Committee	7
Number of meetings of the Corporate Governance Committee	4

C.1.30. Indicate the number of meetings held by the Board of Directors during the financial year in which all members were in attendance. Proxies in attendance with specific instructions should be counted as attendances:

Attendances of board members	148
% of attendances with respect to the total number of votes during the year	89.156

C.1.31. Indicate whether the individual and consolidated annual accounts submitted to the Board for its approval are previously certified:

NO

Identify, if applicable, the person or persons who certified the individual and consolidated annual accounts of the Company, for submission to the Board:

C.1.32. Explain, if they exist, the mechanisms established by the Board of Directors to prevent the annual and consolidated accounts from being submitted at the Shareholders' Meeting with provisos in the Auditor's Report.

Pursuant to article 24.4.b) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the preparation and publication of the Company's financial information

i. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii. Oversee the preparation and presentation of financial information regulated.

C.1.33. Is the Secretary of the Board of Directors likewise a Director?

NO

C.1.34 Explain the procedures for the appointment and removal of the Secretary to the Board, indicating whether the Nominations Committee issued an opinion and the Board approved his appointment and removal.

Procedure for appointment and removal
Pursuant to Article 13 of the Board of Directors Regulation, the Board of Directors appoints a secretary, who must be a lawyer and need not be a member of the Board. The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors. Likewise, and in accordance with Article 25.3 of the Board of Directors Regulation, one of the main responsibilities of the Nomination and Compensation Committee is to issue an opinion concerning the Board of Directors' proposal for the appointment of the secretary and deputy secretary of the board.

Does the Nomination Committee issue an opinion concerning the appointment?	YES
Does the Nomination Committee issue an opinion concerning the removal?	NO
Is the appointment approved by the full Board?	YES
Is the removal approved by the full Board?	YES

Is the Secretary to the Board specifically responsible for overseeing compliance with good governance recommendations?

YES

Observations
Yes, with regard to the recommendations accepted by the Company and including in its internal regulations.

C.1.35. Indicate, if applicable, the mechanisms established by the Company to preserve the independence of auditors, financial analysts, investment banks and rating agencies.

Pursuant to article 24.4.c) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the external Auditor of the Company

i. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

Likewise, article 40 of the Board Regulations stipulates that:

1. The Board of Directors shall refrain from proposing the appointment or renewal of a firm of auditors when the fees paid by the Company for all of its services represent more than 5% of the annual income of that auditing firm, based on the average for the last five years.

2. The Board of Directors shall publicize the total fees that the Company has paid to the auditors, differentiating between fees for auditing company accounts and those paid for other services rendered. The Annual Report of company accounts must likewise include a breakdown of the fees paid to auditors, as well as those paid to any company belonging to the firm of auditor's corporate group or to any company sharing common property, management or control with the Company's auditors.

C.1.36 Indicate whether during the financial year the company has changed external auditors. If so, specify the former and present auditors:

NO

Former auditor	Current auditor

In the event there were discrepancies with the former auditor, explain the nature of those discrepancies:

NO

C.1.37. Indicate whether the auditing firm renders other non-auditing services to the Company and/or its corporate group and, if so, state the amount of fees paid for those services and the percent that this represents of the total fees invoiced to the Company and/or its group.

YES

	Company	Group	Total
Amount paid for non-auditing services (Euros 000)	324	616	940
Amount paid for non-auditing services / Total amount invoiced by the auditing firm (%)	42%	24%	28%

C.1.38. Indicate whether the report on the audit of the annual accounts for the previous year contained any reservations or qualifications. If so, indicate the reasons provided by the chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

NO

C.1.39. Indicate the number of consecutive years that the present auditing firm has audited the annual accounts of the Company and/or its group. Likewise indicate the percent that the number of years with this auditing firm represents with respect to the total number of years that the annual accounts have actually been audited.

	Company	Group
Number of consecutive years	23	22

	Company	Group
Number of years audited by the present auditing firm / Number of years that the Company has been audited (%)	100.00	100.00

C.1.40. Indicate whether there is a procedure for Directors to obtain outside counsel and, if so, describe that procedure.

YES

Description of the Procedure
The Board Regulations incorporate this principle in the following terms: "Directors shall have broad powers to obtain information and counsel that they may need with regard to any aspect of the Company, provided that it is required in the fulfillment of their duties." (Article 27). Likewise, article 28 establish that in order to be assisted in exercising their functions, any Director may request the hiring, under the Company cost, legal, accounting, technical, financial, commercial or other experts. The engagement must deal with specific problems of certain importance and complexity that arise in the performance of their duties. The application for hire will be channeled through the President or Secretary of the Board of Directors, who may subject to prior approval of the Board of Directors, which may be denied when there are reasons that justify it. Articles 14 and 23 of said Regulation respectively establish that the Delegated Commission and the Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

C.1.41. Indicate whether there is a procedure for Directors to obtain the information they need in sufficient time to enable them to prepare for the meetings of the governing bodies and, if so, describe that procedure:

YES

Description of the Procedure
Pursuant to article 13 of the Board of Directors Regulation the Secretary shall ensure the proper functioning of the Board. Likewise, article 15 of the Board of Directors Regulation provides the call for meetings of the Board of Directors,

which shall be sent a minimum of seven (7) days in advance of the meeting, shall always include the agenda for the meeting and that the Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors.

Article 27 of the Board of Directors Regulation provides that Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested. Furthermore, the Chairman of the Board shall ensure that all directors receive all documentation to be distributed at meetings of the Delegated Committee and the various committees and their respective minutes.

Article 32 of the Board of Directors Regulation includes within the general obligations of the Directors, that of being informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Delegated Commission).

C.1.42. Indicate whether the company has rules (and if so, describe those rules) compelling directors to inform and, if warranted, resign in circumstances that may damage the prestige and reputation of the company:

YES

Description of the Procedure

As established in section 21.2. of the Rules of the Board of Directors, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

e) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

f) When the belonging to the Board for lack of fitness, in the manner described in Article 33.5 of these Regulations (conflicts of interest), may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

C.1.43. Indicate whether any member of the Board of Directors has informed the company that he has been prosecuted or that proceedings have been brought against him for any of the offenses listed in Article 213 of the Corporations Law:

NO

Name of director	Criminal proceeding	Comments

Indicate whether the Board of Directors has reviewed the case. If yes, explain the reasons underpinning the decision on whether or not the director should continue in office or, if appropriate, detail the steps taken by the Board of Directors up to the date of this report or the steps it intends to take.

NO

Decision / steps taken	Reasoned explanation

C.1.44. Detail the major agreements entered into by the company that come into force, are changed or terminate in the event that the control of the company changes as a result of a tender offer, and its effects.

i) Shareholders agreement signed by Prisa, Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. (December 2010)

Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. would have an option to purchase all of the interest of Prisa in DTS Distribuidora de Televisión Digital, S.A., to be exercised if there were a change in control.

ii) Refinancing agreement signed by Prisa, HSBC Plc., as agent, and other financial institutions (Override Agreement), in December 2013:

The refinancing agreement includes grounds for acceleration, which include the acquisition of control of PRISA (understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights).

iii) Financing agreement signed by Prisa and Wilmington Trust (London) Limited, as agent, and other financial institutions (New Money Facility Agreement) in December 2013:

The refinancing agreement includes grounds for acceleration, which include the acquisition of control of PRISA (understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights).

C.1.45. Identify, in aggregate terms, and indicate, in detail, the agreements between the company and its managers, executives or employees which provide for indemnification, safeguard or golden parachute clauses in the event of their resignation or unjustified dismissal, or in the event that the contractual relationship ends as a result of a tender offer or another type of transaction.

Number of Beneficiaries	10
Type of Beneficiaries	**Description of the agreement**
• 3 Executive Directors • 6 members of Senior Management • 1 Manager of de Promotora de Informaciones, S.A. (PRISA)	On December 31, 2013, contracts of 9 members of the management team (three executive directors and 6 members of senior management) included a special clause that provides, in general, compensation for improper dismissal in an amount between an annuity and an annuity and a half of their respective total annual compensation (fixed salary plus normally last bonus received). In addition, another manager of PRISA (not forming part of the senior management) has a safeguard clause in an amount equivalent to one year of compensation.

Indicate whether such contracts must be reported and/or approved by the governing bodies of the Company or Group:

	Board of Directors	Shareholders' Meeting
Body authorizing these clauses	YES	NO

Are the participants at the Shareholders' Meeting informed of these clauses?	YES

C.2. Committees of the Board of Directors

C.2.1 List all of the Board committees, their members and the proportion of proprietary and independent directors on them:

DELEGATED COMMITTEE

Name	Position	Classification
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN	EXECUTIVE DIRECTOR
MR. FERNANDO ABRIL-MARTORELL	MEMBER	EXECUTIVE DIRECTOR
MR. GREGORIO MARAÑON Y BERTRAN DE LIS	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. MANUEL POLANCO MORENO	MEMBER	EXECUTIVE DIRECTOR
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

% Executive Directors	60.00
%External Directors representing significant shareholdings	00.00
%Independent Directors	40.00
%Other Directors	00.00

AUDIT COMMITTEE

Name	Position	Classification
MR. JUAN ARENA DE LA MORA	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MRS. AGNES NOGUERA BOREL	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. EMMANUEL ROMAN	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

% Executive Directors	00.00
%External Directors representing significant	25.00

shareholdings	
%Independent Directors	75.00
%Other Directors	00.00

NOMINATION AND COMPENSATION COMMITTEE

Name	Position	Classification
MR. GREGORIO MARAÑON Y BERTRÁN DE LIS	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MR. BORJA PEREZ ARAUNA	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

% Executive Directors	00.00
%External Directors representing significant shareholdings	33.33
%Independent Directors	66.66
%Other Directors	00.00

CORPORATE GOVERNANCE COMMITTEE

Name	Position	Classification
MR. ERNESTO ZEDILLO	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MRS ARIANNA HUFFINGTON	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR JOSE LUIS LEAL	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MRS AGNES NOGUERA BOREL	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS

% Executive Directors	00.00
%External Directors representing significant shareholdings	25.00
%Independent Directors	75.00
%Other Directors	00.00

C.2.2 Complete the following table with information on the number of female directors who have sat on Board committees during the previous four years:

	Number of female directors			
	Year t Number %	**Year t-1 Number %**	**Year t-2 Number %**	**Year t-3 Number %**
Delegated Committee	0 (00.00)	0 (00.00)	0 (00.00)	0 (00.00)
Audit Committee	1 (25.00)	1 (25.00)	1 (25.00)	1 (25.00)
Nomination and	0 (00.00)	0 (00.00)	0 (00.00)	0 (00.00)

Compensation Committee				
Corporate Governance Committee	2 (50.00)	2 (50.00)	1 (25.00)	0 (00.00)

C.2.3 Indicate whether the Audit Committee performs the following duties:

Supervision of the preparation and integrity of the company's, and if applicable, the group's financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules	YES
Periodic review of internal control and risk management systems, so that the main risks are adequately identified, managed and notified	YES
Ensuring the independence and accuracy of the operations of the internal audit department; proposing the selection, appointment, reelection and removal of the head of the internal audit department; receiving periodic information concerning audit activities; and verifying that senior managers take into account the conclusions and recommendations contained its reports	YES
Setting up and supervising a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company, particularly financial or accounting irregularities, of which they may be aware	YES
Submission to the Board of Directors of proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of its contract	YES
Receiving regularly from the external auditor information concerning the audit plan and the results of its application, and verifying that senior managers take its recommendations into account	YES
Ensuring the independence of the external auditor	YES
In the case of group companies, encouraging the group auditor to assume responsibility for auditing group companies.	YES

C.2.4. Describe the rules governing the organization and functions, as well as the responsibilities attributed to each of the board committees.

DELEGATED COMMITTEE

The rules governing the organization and operations of the Delegated Committee that are described below are contained in articles 5 and 14 of the Board of Directors Regulations:

The Delegated Committee shall comprise no more than eight board members and shall be presided by the Chairman of the Board of Directors. Appointment of the members of the Delegated Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Delegated Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Delegated Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

The Secretary of the Board shall act as Secretary of this Committee.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, and under the provisions of Art. 5 of this Rules, all powers of the Board of Directors that may legally be delegated shall be delegated to the Delegated Committee. As provided for in that rule, the decisions that must be submitted to the Board of Directors and that may be legally delegated to the Delegated Committee may be taken by it for urgency reasons, which must be justified in the next Board meeting to be held. Said decisions are the following: i) Financial information related to listed securities that the Company must disclose periodically; ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet; iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies, iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure; v) Strategic alliances of the Company or its controlled companies; vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens; vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company; viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts; ix) Authorization of linked transactions in the terms provide for in this Regulation; x) Periodic evaluation of the performance and composition of the Board of Directors and the senior management.

The Delegated Committee shall meet at least six times a year and at any time that, in the opinion of the Chairman, company interests warrant a meeting or when two or more members of the Delegated Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Delegated Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Delegated Committee, provided that they are compatible with the Committee's nature and functions.

When requested to do so by the Chairman of the Committee, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

The Delegated Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

The Delegated Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Delegated Committee. All board members shall receive a copy of the minutes of the Delegated Committee's meetings.

The Delegated Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

CORPORATE GOVERNANCE COMMITTEE:

The rules governing the organization and operations of the Corporate Governance Committee that are described below are contained in Article 21 ter of the Bylaws and Article 26 of the Board Regulations:

The Corporate Governance Committee shall consist of a minimum of three (3) and a maximum of five (5) external or non executive directors. The appointment and removal of Committee members will be made by the Board of Directors upon a motion from the Chairman of the Board. Members of the Corporate Governance Committee will cease when they do so in their capacity as Directors or as otherwise agreed by the Board of Directors.

The Chairman of the Committee shall be elected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Corporate Governance Committee shall have the following competences:

a) Regarding the composition of the Board of Directors and Board Committees:

i. Propose the appointment of independent directors.
ii. Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.
iii. Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.
iv. Report, together with the Nomination and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.
v. Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.
vi. Report to the Board on issues of gender diversity in relation to the composition of the Board.
vii. Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b) In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i. Promoting corporate governance strategy of the Company.
ii. Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.
iii. Inform and propose to the Board the approval of the Corporate Governance Report.
iv. Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c) In connection with the internal rules of the Company:

i. Propose to the Board the approval of a Code of Ethics
ii. Propose to the Board the approval of a Code of Conduct of the employees.
iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.
iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d) In connection to transactions with related parties to the Company and companies of the Group:

i. Report of transactions of the company with a significant shareholder, prior to its approval by the Board.
ii. Report professional or commercial transactions of directors, prior to its approval by the Board.
iii. Authorize transactions by persons related to directors under the terms provided for in Article 33 of this Regulation.

e) Other competences:

i. Review compliance policies and propose all necessary measures for its strengthening.
ii. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
iii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

NOMINATION AND COMPENSATION COMMITTEE

The rules governing the organization and operations of the Nomination and Compensation Committee that are described below are contained in Article 21 quater of the Bylaws and Article 25 of the Board Regulations:

The Nomination and Compensation Committee shall have a minimum of three (3) and a maximum of five (5) external directors. The appointment and removal of the Committee members will be determine by resolution of the Board of Directors upon a motion from the Chairman.

The Nomination and Compensation Committee may request the attendance of the company's Chief Executive Officer or any other officer or employee of the Company at its meetings.

The members of the Nomination and Compensation Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Nomination and Compensation Committee shall have the following core competencies:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

   i. Report on proposals for appointment, reappointment and removal of directors.
   ii. Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.
   iii. Report on the nomination of the Secretary and Deputy Secretary.
   iv. Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.
   v. Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b) In connection with the senior management of the Group:

   i. Propose the definition of senior management.
   ii. Report the appointment and removal of senior management.
   iii. Approve contracts for senior management.
   iv. Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c) In relation to the compensation policy:

   i. Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.
   ii. Approve the key objectives linked with the variable compensation for executive directors and/or the management.
   iii. Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.
   iv. Ensure compliance with the remuneration policy set by the Company.

d) Other competences

   i. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
   ii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

<u>AUDIT COMMITTEE</u>:

The rules governing the organization and operations of the Audit Committee that are described below are contained in article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations:

The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors. At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting, auditing or both.

Additionally, to the extent that the Company's securities are listed, directly or indirectly through other financial instruments, in the New York Stock Exchange (NYSE), the Company will adjust the composition of the Committee to the rules established by United States of America laws and the NYSE.

The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary or any member of the Committee, shall act as Secretary of the Committee.

The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have the following competences:

g) To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

h) In connection with the preparation and publication of the Company's financial information

    a. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

    b. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

    c. Oversee the preparation and presentation of financial information regulated.

    d. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

i) In connection with the external Auditor of the Company

    a. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

    b. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

    c. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

    d. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation

from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

e. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

f. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

j) In connection with the Internal Audit services

a. To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

b. To oversee internal auditing services and the annual report of the Internal Audit Department.

k) Other competences

a. To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

b. To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

c. To exercise all other powers granted the committee in this Regulation.

d. To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

The Audit Committee shall establish and oversee a procedure which may allow to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When these claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

C.2.5. Indicate, if applicable, whether there are board committee regulations, and if so, where they are available for consultation and any amendments made to them during the financial year. Likewise indicate whether any non-mandatory annual reports are issued concerning the activities of each committee:

Committee Name
DELEGATED COMMITTEE
Brief Description
Its composition, operations and powers are set forth in the Board of Directors Regulation, which is available on the company website (www.prisa.com).

There have been no amendments to the Board of Directors Regulation in 2013.

Committee Name
CORPORATE GOVERNANCE COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 quater of the Bylaws and in article 26 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Corporate Governance Committee published a report on its functions and activities during the 2012 financial year.

Committee Name
NOMINATION AND COMPENSATION COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 ter of the Bylaws and in article 25 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Nomination and Compensation Committee published a report on its functions and activities during the 2012 financial year.

Committee Name
AUDIT COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 bis of the Bylaws and in article 24 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Audit Committee published a report on its functions and activities during the 2012 financial year.

C.2.6. Indicate whether the composition of the Executive Committee reflects the Board Member's holdings within their category:

NO

If not, explain the composition of the Executive Committee
There is a predominance of executive directors in the Delegated Commission (3 of its members have this nature) and likewise it is composed by 2 independent directors. The Board of Directors is composed by 3 executive directors, 3 directors representing significant shareholdings and 8 independent directors.

D. RELATED-PARTY TRANSACTIONS AND INTRAGROUP TRANSACTIONS

D.1 Identify the competent body and explain, if appropriate, the procedure for approving related-party transactions or intra-group transactions.

Competent body for approving related-party transactions
BOARD OF DIRECTORS

Procedure for approving related-party transactions
The Board of Directors Regulation only empowers the Board to authorize the Company's transactions with directors or significant shareholders, in the following terms: Transactions with Directors (article 33 of the Board of Directors Regulation) Direct or indirect professional or commercial transactions of directors (or of persons related to them if they

involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

Transactions with Significant Shareholders (article 36 of the Board of Directors Regulation)

The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

State whether the approval of related-party transactions has been delegated, indicating, where appropriate, the body or persons to whom the delegation was made.

As already indicated, transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

Likewise, related-party transactions operations with the Directors and with the major shareholders may be authorised by the Executive Committee for reasons of urgency, which must be justified at the next Board meeting (article 5 of the Regulations of the Board of Directors).

D.2. Give details of transactions of a significant nature on account of the sums involved or material transactions on account of the subject-matter involved carried

out between the company or entities of its group and the significant shareholders of the company:

Significant Shareholder's Name	Name of the Company or Entity in the Group	Nature of the Relationship	Type of Transaction	Amount (Euros 000)

D.3 Give details of transactions of a significant nature on account of the sums involved or material transactions on account of the subject-matter involved carried out between the company or entities of its group and the company's directors or executives:

Manager's or Director's Name	Name of the Company or Entity in the Group	Relationship	Nature of the Relationship	Amount (Euros 000)
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	PROMOTORA DE INFORMACIONES, S.A.	PROVISION OF SERVICES	Contractual	90
MATIAS CORTES DOMINGUEZ	PROMOTORA DE INFORMACIONES, S.A.	PROVISION OF SERVICES	Contractual	101
MATIAS CORTES DOMINGUEZ	AUDIOVISUAL SPORT, S.L.	PROVISION OF SERVICES	Contractual	505
MATIAS CORTES DOMINGUEZ	DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	PROVISION OF SERVICES	Contractual	2,021

D.4 Provide information on significant transactions carried out by the company with other entities of the same group, where such transactions are not eliminated in the process of preparing the consolidated financial statements and do not fall within the usual course of the company's business, as regards their subject-matter or terms and conditions.

In all cases, information must be provided on any intra-group transactions carried out between entities established in countries or territories regarded as tax havens:

Name of the Group Entity	Brief Description of the Transaction	Amount (Euros 000)

BERALAN, S.L.	DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY BERALAN, S.L. TO PRINT MEDIAS OF PRISA GROUP.		331
BERALAN, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY BERALAN, S.L.		5,882
DISTRIMEDIOS, S.L.	DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY DISTRIMEDIOS TO PRINT MEDIAS OF PRISA GROUP.		879
DISTRIMEDIOS, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY DISTRIMEDIOS, S.L.		7,160
EDICIONES CONELPA, S.L.	PURCHASE OF MAGAZINES BY EDICIONES EL PAIS, S.L. TO EDICIONES COELPA, S.L		2,338
EDICIONES CONELPA, S.L.	LOAN GRANTED BY EDICIONES EL PAIS, S.L. TO THE COMPANY IN WHICH IT HOLDS HOLDINGS, EDICIONES CONELPA, S.L.		2,178
GELESA GESTION LOGISTICA, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY GELESA GESTION LOGISTICA TO THE PRINT MEDIA OF PRISA GROUP		5,213

GELESA GESTION LOGISTICA, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY GELESA GESTION LOGISTICA		22,322
LE MONDE LIBRE	PRISA PROVIDED A JOINT AND SEVERAL GUARANTEE TO LE MONDE LIBRE, THAT CORRESPOND TO THE AMOUNT OF THE OBLIGATIONS ACQUIRED BY THE COMPANY FROM SUCH HOLDERS OF OBLIGATIONS REIMBURSABLE BY SHARES, ISSUED AT THE TIME BY LE MONDE.		6,459
LE MONDE, S.A.	LOAN GRANTED BY PRISA NOTICIAS, S.L. TO LE MONDE, S.A.		9,735
MARINA PRESS DISTRIBUCIONES, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY MARINA PRESS DISTRIBUCIONES, S.L. TO THE PRINT MEDIA OF PRISA GROUP		1,034
MARINA PRESS DISTRIBUCIONES, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY MARINA PRESS DISTRIBUCIONES, S.L.		6,406
MEDIASET ESPAÑA COMUNICACIÓN, S.A.	PURCHASES OF RIGHTS AND ADVERTISING BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, TO MEDIASET ESPAÑA COMUNICACION, S.A. AND IST PARTICIPATED COMPANIES, AS WELL AS TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED BY THESE COMPANIES		1,114
MEDIASET ESPAÑA COMUNICACIÓN, S.A.	INCOMES RECEIVED BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, FOR TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED TO EITHER MEDIASET		25,271

	COMUNICACIONES ESPAÑA, SA AND ITS PARTICIPATED COMPANIES, AS WELL AS FOR SALE OF ADVERTISING SPACE AND RIGHTS TO THESE COMPANIES.	
PLURAL JEMPSA, S.L.	LOANS GRANTED BY SEVERAL COMPANIES OF GRUPO MEDIA CAPITAL TO PLURAL JEMPSA.	2,388
PROMOTORA DE INFORMACIONES, S.A.	REVENUE SHARE OF REAL MADRID CLUB SPONSORSHIP AND MERCHANDISING, FROM THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST.	5,421
PROMOTORA DE INFORMACIONES, S.A.	COSTS RELATED TO THE PARTICIPATION IN THE INCOMES OF THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST, FOR SPONSORSHIP AND MERCHANDISING OF CLUB REAL MADRID	1,059
SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	DIVIDENDS PAID BY SISTEMAS RADIOPOLIS, S.A. DE CV TO ITS SHAREHOLDER SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	3,935
SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	LOANS GRANTED BY SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. TO THE COMPANIES IN WHICH IT HOLDS HOLDINGS, W3COMM CONCESIONARIA, S.A. DE CV AND GREEN EMERALD BUSINESS INC.	4,437
VAL DISME, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY VAL DISME, S.L. TO THE PRINT MEDIA OF PRISA GROUP.	810
VAL DISME, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES AND PROMOTIONS BY VAL DISME, S.L.	9,347

D.5 State the amount involved in related-party transactions.

In addition to the transactions described in section D.5 above, the following transactions with related parties, have been performed: i) services provided to Grupo Prisa companies by other investee companies, for an aggregate amount of 4,574 thousand euros, ii) services provided by Grupo Prisa companies to other investee companies, for an aggregate amount of 14,324 thousand euros and iii) loans granted by Grupo Prisa companies to other investee companies, for an aggregate amount of 3,014 thousand euros.

D.6. Describe the mechanisms in place to detect, determine and resolve possible conflicts of interest between the Company and/or its group and its directors, managers and significant shareholders.

Pursuant to Article 33 of the Board of Directors Regulations:

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

3.- Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

a) Those involving compliance with standard contract conditions applied extensively to multiple customers;

b) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

c) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

5.- Nonetheless, in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

Likewise, Article 35 of the Board Regulations provides that Directors may not provide their professional services to competitors of the Company, its subsidiaries or companies in which it has holdings. This excludes holding posts in companies that have a significant stable stake in the Company's shareholdings.

In other respects, Article 36 of the Board of Directors Regulations states that:

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 33.4 above.

With respect to the above and to ensure transparency, Article 37 of the Board of Directors Regulations provides that the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant.

In addition, section V of the "Internal Code of Conduct of Promotora de Informaciones, S.A. and its Corporate Group Concerning Matters Involving Securities Markets" provides the following rules for the conflicts of interest:

5.1. All persons subject to this Internal Code of Conduct must promptly inform the Secretary General of any situations in which a conflict of interests may exist.

In that respect, notification must be made of any situations derived from their activities outside of GRUPO PRISA or those of related persons (to the extent defined in paragraph 5.2. below) that may conflict with the interests of GRUPO PRISA with regard to any specific action, service or operation with

i) financial intermediaries
ii) professional investors
iii) suppliers
iv) clients
v) competitors

5.2. With respect to paragraph 5.1 above, the following shall be considered related persons:

(i) a spouse or any person in a relationship that can be equated to marriage;
(ii) the ascendants, descendents and siblings of the person subject to this Code of Conduct or of his/her spouse;
(iii) the spouses of the ascendants, descendents and siblings of the person subject to this Code of Conduct;

(iv) the companies in which the persons subject to this Code of Conduct, either personally or through an intermediary, fall within any of the categories set forth in article 4 of Law 24/1988, of July 28, governing the Securities Market.

5.3. Those persons affected by a conflict of interest shall refrain from deciding, intervening or influencing decisions taken with respect to those actions, services or operations.

D.7 Are more than one of the group companies listed in Spain?

NO

Specify the subsidiary companies that are listed:

Indicate whether the areas of activity they engage in and any business dealings between them, and between the listed subsidiary and other group companies, have been publicly and precisely defined;

Define any business dealings between the parent company and the listed subsidiary, and between the listed subsidiary and other group companies

Identify the mechanisms envisaged for the resolution of potential conflicts of interest between the listed subsidiary and other group companies:

Mechanisms for the resolution of any conflicts of interest

E. CONTROL AND RISK MANAGEMENT SYSTEMS

E.1 Explain the scope of the Risk Management System of the company.

The Risk Management System operates in a comprehensive manner by business unit, which is consolidated at a corporate level.

The Group continuously monitors the most significant risks that may affect the principal business units. To do so it uses a Risk Map as a tool that graphically represents the risks inherent in the Group, that is used to identify and assess risks that affect the development of the different business units.

E.2 Identify the bodies of the company with responsibility for drawing up and implementing the Risk Management System.

The identification of these risks and the operative processes in which each of the risks considered are carried out by the General Managements of the business units, and added and homogenized by the Group's Internal Audit Office, which periodically reports the

results to the Audit Committee. The respective managements of the business identify both those responsible for risk management and action plans and associated controls.

E.3 Indicate the main risks that may affect achievement of the business goals.

The principal risks of the Group can be classified in the following categories:

Strategic and operational risks of the business of the Group.
Financial management risks.

Strategic and operational risks of the business of the Group

Macroeconomic risks-
The economic situation of Spain and Portugal has experienced slowdowns and volatility in recent years. Specifically, main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future the spending by customers on the products and services of the Group, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

Decline in advertising markets-
A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers trend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

Piracy-
Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via internet or copy, which primarily affects the pay Tv business and book publishing.

Competition risk-
The business of audiovisual, education, radio and press in those which Prisa operates are highly competitive industries. In the same way, regarding to the business of pay Tv, activities of competition may affect the ability of the Group's businesses in this segment to attract new subscribers and increase the penetration rate, and may also lead to an increased subscriber acquisition cost or in the audiovisual rights acquisition, which might result in a

significant negative impact on the financial position and results of this line of activity.

Drop of circulation-
Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

Sector regulation-
The Group operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-
The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-
Prisa is involved in significant litigations that are detailed in the Consolidated Financial Statements for 2013. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

Digital activity and safety net systems-
Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risks-
In order to maintain and increase its businesses and competitiveness, the Group must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Risks of financial position and liquidity management

Financing risks -
The financial obligations of the Group are described in note 12 "Financial Liabilities" of the Prisa Consolidated Financial Statements for 2013.

As is described in that note, in the month of December of 2013 the Group has signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different strategic alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default disposals. Additionally, the current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

Likewise, the refinancing agreement includes grounds for acceleration, usual in this kind of contracts, which include the acquisition of control of PRISA, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

At 31 December 2013 the Group's bank borrowings amounted to 3,401 million euros. The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay Tv subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, in pay Tv business, in a context of increasing costs associated with new exploitations model of football and growing competence in the content acquisition, and aggressive marketing strategies by certain operators, offering free contents under multi-element arrangements, falling subscriber revenues necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

As part of the debt refinancing agreement signed last December, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in

the medium term.

Minority interests -
There are significant minority interests in some cash generating companies, to highlight pay Tv and Education. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend. The Group has access to pay Tv cash, in which there are 44% minority interests, through dividends.

Interest rates risk exposure-
Approximately 35% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

Fluctuations in foreign exchange rates-
The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets, in order to reduce volatility in cash flows transferred to the Parent.

Tax risks-
Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the generation of taxable income to allow the recoverability of the tax credits. Additionally, as a result of various tax reforms in Spain, has been limited the deductibility of interest and depreciation expenses, so additional tax credits have been generated.

E.4 State whether the entity has a risk tolerance level.

Prisa has defined the tolerable error within the scope of risks associated with financial information. According to this tolerance level, relevant processes and accounts are identified in the system of control over financial reporting.

For other risk impact and probability of occurrence of events in order to determine their relative position in the risk maps of the Group and in the business units is assessed. This review is performed by management of the Group.

E.5 State which risks have materialized during the year.

In 2013 have been materialized several financial risks, mainly the impairment of the investment in pay Tv and tax credits and deductions generated by export activities, as well as advertising Spanish market drop effect on revenues.

During 2013 the adverse economic environment and consumption in Spain, sharpened in the TV market payment by the increasing competence in the acquisition and content offering by certain operators and the increase in VAT from 8% to 21% have a negative impact on the performance indicators of this business. Therefore require a longer period of time to absorb the increased costs related to the commercialization of football.

Regarding to deductions for export activity in 2013 have resulted in unfavorable judgments relating to a part of generated deductions. The Group, as detailed in Note 19 of the Prisa Consolidated Financial Statements for 2013, has recognized an impairment loss for those deductions preventing a probable unfavorable resolution of pending resources on them.

Furthermore, Spanish advertising market decrease has continued in 2013, what has had a negative impact on advertising revenues in radio and press businesses.

E.6 Explain the response and supervision plans for the entity's main risks.

The Group continually monitors their investments and performs an impairment test of them at least once a year or, where appropriate, when impairment indicators occur. In this regard, the Group has assessed in June and in December its investment in pay TV and recorded the impairment resulting from the tests performed, as described in the Prisa Consolidated Financial Statements for the year 2013.

In relation to impairment of tax credits for export business deductions, the Tax Group management and external tax advisers regularly assess the risk arising from tax inspections and inspection reports, in order to determine the reasonableness of the tax credits registered.

Regarding Spanish advertising market decline, Sales Directorates of each business units and Advertising Committee perform a continuous analysis of its outlook and General Management assess measures in order to diversify incomes and align costs with expected revenues.

F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS IN CONNECTION WITH THE FINANCIAL REPORTING PROCESS (ICFR)

Describe the mechanisms that make up the control and risk management systems in connection with the financial reporting process (ICFR) of the entity.

F.1 The entity's control environment

Provide information on at least the following, indicating their main features:

F.1.1. The bodies and/or functions are responsible for: (i) the existence and upkeep of an adequate, effective ICFR; (ii) its implementation; and (iii) its supervision.

The Board of Directors of Prisa has assigned one of its functions, as set out in Article 5.3 of Board, pre-approval of the policy of control and risk management and periodic monitoring of internal information systems and control. Also, in accordance with the provisions of that article of the regulation, the financial information must be approved by the Board of Directors. In this regard, the Board of Directors is assisted, to the development of these functions, with the Audit Committee of Prisa. Among the basic responsibilities of the Audit Committee, as defined in the Regulations of the Board, are monitoring the effectiveness of internal control systems of the Company, and risk management systems and the preparation and presentation of regulated financial information, in particular the annual accounts and quarterly financial statements that the Board must provide to the markets and their supervisory bodies.

The effective implementation of internal control model is the responsibility of the CEO and the CFO of Prisa, as well as the CEOs and CFOs of the Group's business units involved in the preparation of financial information which forms the basis for the preparation of financial statements of the Group.

The monitoring of system of internal control over financial reporting (hereinafter ICFR), is performed both the Audit Committee and the Board of Prisa, with Internal Audit function support.

F.1.2. Whether the following exist, especially in connection with the financial reporting process:

• Departments and/or mechanisms in charge of: (i) designing and reviewing the organizational structure; (ii) clearly defining the lines of responsibility and authority, with a suitable distribution of tasks and duties; and (iii) ensuring that there are sufficient procedures for it to be properly disclosed throughout the entity.

The Directorate of Organization and Human Resources, under the CEO, is responsible for the design, implementation, and review and updating of the Group's organizational structure. The Group's business units have a distribution and definition of tasks and functions in the financial areas, which have job descriptions for key roles in these areas, as well as clearly defined lines of responsibility and authority in the preparation process of financial reporting.

In addition, the Direction of Organization and Human Resources coordinates and monitors the internal procedures of the Group companies, and the degree of documentation, updating and disseminating the data.

• Code of conduct, approving body, degree of disclosure and instruction, principles and values included (stating whether there are any specific mentions of the recording of operations and preparation of financial information), the body tasked with analyzing any breaches and proposing corrective measures and penalties.

The Code of Conduct of the Group, approved in fiscal year 2011 by the Board of Directors establishes the general guidelines that should govern the conduct of Rush and all Group employees in the performance of their duties and in their commercial and professional, acting in accordance with the laws of each country and respect the ethical principles commonly recognized. The Code of Conduct has been communicated to all employees and is also available on the Group's global intranet.

The values and principles that should guide the actions of the Group's employees are integrity, honesty, rigor and dedication in carrying out their activity, responsibility, commitment and transparency, pluralism and respect for all ideas, cultures and people, creativity and innovation in business development, accountability, efficient and sustainable, generating value for shareholders and for the Group.

The standards of conduct in relation to financial reporting are aimed at transparency in the development and dissemination of financial content information, both internal communication within the Group and externally, to shareholders, markets and regulators. Likewise, also sets performance standards requiring that all transactions are accurately and clearly reflect the systems and financial statements of the Group.

Requests, incidents and queries that arise regarding the interpretation and application of the Code of Conduct are managed by the Directions of Human Resources Group, and ultimately, Secretary-General reports regularly to the Corporate Governance Committee for monitoring and compliance standards by employees. The Corporate Governance Committee performs an annual report on the evaluation and the degree of compliance of the Code of Conduct, which are forwarded to the relevant government bodies Prisa.

• Channel for reporting financial and accounting irregularities to the Audit Committee, in addition to any breach of the code of conduct and any irregular activities at the organization, stating, as applicable, if it concerns a confidential matter.

The Group has a mailbox for receiving complaints, retention and treatment of complaints regarding accounting, internal controls and other auditing matters of the Group. This is a communication channel between confidential and anonymous employee of the Group and the Audit Committee. Additionally, there is a confidential complaints box for others related to the Group.

The complaints are channeled through an email address qualified to do so and are received by the Chairman of the Audit Committee, which determines the resources, methods and procedures for the investigation of each complaint.

• Training and regular refresher programs for the staff involved in preparing and reviewing the financial information, and in the assessment of the ICFR, which cover at least, accounting policies, auditing, internal control and risk management.

During the year, experienced staff implementing the system of internal control over financial reporting, over 200, has taken overview on internal control programs including specific description of the system of internal control over financial reporting of the Group. Chief financial officers of each business units and main Group companies are kept informed trough newsletter of accounting standard update and they have taken a specific program of all latest news on international accounting standards that will take effect in 2014.

F.2 Assessment of risks of the financial information

Provide information on, at least:

F.2.1. The major features of the process for identifying risks, including error or fraud, as regards.

• Whether the process exists and is documented.

The system of identification and risk assessment of the internal control over financial reporting of the Group is formally documented and updated at least once a year.

In the risk assessment over financial reporting of the Group applies a top down approach based on the Group's significant risks. This approach starts with the identification of significant accounts and disclosures, assuming both quantitative and qualitative factors. The quantitative evaluation is based on the materiality of the account, and is supplemented by qualitative analysis that determines the risk associated with depending on the characteristics of transactions, the nature of the account, the accounting and reporting complexity, the probability of generated significant contingent liabilities resulting from transactions associated with your account and susceptibility to errors or fraud losses.

In order to perform a full risk assessment, this analysis is performed on each Business Group, as they primarily generate financial information that serves as the basis for preparing consolidated financial statements of the Group.

For each business unit considered significant, the most relevant accounts are identified. After identifying significant accounts and disclosures at the consolidated level and in each business unit, we proceed to identify the relevant processes associated with them, and the main kind of transactions within each process. The objective is to document how key relevant processes transactions are initiated, authorized, recorded, processed and reported.

• Whether the process covers all of the objectives of the financial information (existence and occurrence; integrity; evaluation; presentation, breakdown and

comparability; and rights and obligations), whether it is updated and how often such updating takes place.

For each account are analyzed controls that cover the assertions to ensure the reliability of financial reporting, i.e. that recorded transactions have occurred and pertain to that account (existence and occurrence) of transactions and assets are registered in the correct amount (assessment / measurement), the assets, liabilities and transactions of the Group are properly broken down, categorized and described (presentation and disclosure) and there are no assets, liabilities, and significant transactions not recorded (completeness). Simultaneously to risk update, the Group annually performs a review of controls that mitigate risk.

• The existence of a process for identifying the consolidated group, bearing in mind, inter alia, the possible existence of complex corporate structures, corporate vehicles or special purpose vehicles.

Among the significant processes is included determining the scope of consolidation of the Group, which conducts monthly Consolidation department, set in the Corporate Finance Department, in collaboration with Directorate of legal advisory.

• Whether the process takes account of the effects of other kinds of risk (operational, technological, financial, legal, reputational, environmental, etc.) to the extent that they influence the financial statements.

Risk assessment takes into account the risk profile of each business unit, determined by their contribution to the consolidated financial statements, and assessing the specific risks, among other factors, the nature of their activities, centralization or decentralization of operations, specific industry and environmental risks, since they may have potential impact in financial statements.

• Which governing body of the entity supervises the process.

The system is monitored, as mentioned above, by the Audit Committee and, ultimately, by the Board of Directors.

F.3 Control activities

Provide information on whether at least the following exist, indicating their main features:

F.3.1. Procedures for reviewing and authorizing financial information and description of the ICFR, to be published on the securities markets, stating the persons responsible, and documents that describe the flows of activities and controls (including those relating to the risk of fraud) for the different types of transactions that may have a material effect on the financial statements, including the procedure for the accounting close and the specific review of significant opinions, estimates, assessments and forecasts.

The Group has documentation describing the flows of activities and process's controls identified as significant in each business unit and at corporate level. From this description identifies the key risks and associated controls. Documentation of control activities are performed on risk and control matrixes by each process. In these matrices the activities are classified by their nature as preventive or detective, and depending on the coverage of associated risk, as keys or standard.

In each significant business unit there is a documented process about the closing as well as specific processes concerning relevant judgments and estimates, according to the nature of the activities and risks associated with each business unit.

In relation to the review and approval process of financial reporting, a phased certification process is developed on the effectiveness of internal control model of financial reporting. At a first level, the CEOs and CFOs of the business units and companies that are considered significant, confirm in writing the effectiveness of defined controls for critical processes as well as the reliability of financial information. Following these confirmations, and based on the report on the testing of controls performed internally, the CEO and CFO issued the certification on the effectiveness of internal control model over the Group's financial information in accordance with section 404 of the Sarbanes-Oxley. Also, in relation to this process, as mentioned above, there are procedures for review and approval by the governing bodies of the financial information disclosed to the securities markets, including specific oversight by the Audit Committee of significant risks.

F.3.2. Internal control policies and procedures for information systems (inter alia, for secure access, exchange control, system operation, continuity of operations and separation of functions) that support the major processes of the company in connection with the drawing up and publishing of the financial information.

As for the controls on the processes of systems or applications that support critical processes of business, these are intended to maintain the integrity of systems and data and ensure its operation over time. The controls referred on information systems are essentially access control, segregation of duties, development or modification of computer applications and management controls over the outsourced activities. The Group annually reviews and evaluates controls and procedures associated with the major applications that support the critical business processes.

F.3.3. Internal control policies and procedures used for supervising the management of activities outsourced to third parties, as well as those aspects of assessments, calculations or valuations that are entrusted to independent experts, which may have a material effect on the financial statements.

In relation to outsourced activities, the main outsourced activity in Group, is information technologies service, subcontracted with Indra. Group has established a model of government based on coordination of several sessions and committees in order to monitoring outsourced service. In particular, weekly service and demand operating sessions, attended by IT Directors of business units and service responsible Indra managers, provides of monitoring and control of incidents and requests. Fortnightly, the Group have service operative Committees attended by supervisors of Group transversal systems where new applications and infrastructures and new projects planning are reviewed. On a monthly

basis is held Global Service Committee where is reviewed services of following month compared to the services of last month, as well as service level agreements are monitored.

F.4 Information and communication

Provide information on whether at least the following exist, indicating their main features:

F.4.1. A specific function tasked with defining and updating accounting policies (accounting policy area or department) and resolving any queries or disputes arising as a result of their interpretation, maintaining a fluent dialog with the people responsible for operations in the organization, as well as an up-to-date accounting policies manual that is communicated to the units through which the entity operates.

The organization has an accounting manual of the International Financial Reporting Standards applicable to the Group's businesses, defined by the Internal Audit Department, annually updated and communicated to the different business units. There are also developed specific accounting policies for some Group businesses that provide simplified accounting treatment to reflect correctly their activities. Furthermore, Internal Audit Department issue periodically accounting newsletters that show the latest changes of international accounting standards in those aspects that could have effect in Group companies.

F.4.2. **Systems for gathering and preparing the financial information using standard formats, to be applied and used by all the units in the entity or the group, which support the main financial statements and the notes, as well as the information set out on the ICFR.**

A unified and adapted chart of accounts is available to the Group companies that manage financial information resulting from Group SAP software. Likewise, there is single and homogeneous system of financial reporting, applicable to all Group units, which supports the financial statements and notes and disclosures included in financial statements.

F.5 Supervision of the functioning of the system

Provide information on at least the following, indicating their main features:

F.5.1. **Supervisory activities of the ICFR carried out by the Audit Committee, as well as whether the entity has an internal audit function that includes among its competencies supporting the committee in its work to supervise the internal control system, including the ICFR. Furthermore, information must be provided on the scope of the evaluation of the ICFR carried out during the year and on the procedure through which the person in charge of conducting the evaluation communicates its results, on whether the entity has an action plan detailing possible corrective measures, and on whether its impact on the financial information has been considered.**

As part of the monitoring activities of the internal control system carried out by the Audit Committee, described in the Regulations of the Board of Directors posted on Group's the website, it is included the following in connection with the preparation and publication of the financial information:

i. Review compliance with legal requirements and the correct application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and monitor the effectiveness of the Company's internal control systems, and risk management systems and discuss with the auditors or audit firms significant weaknesses in internal control system identified in the audit's development.

iii. Monitor the process of preparation and presentation of regulated financial information.

iv. Review the issue and admission to trading of the securities of the Company prospectus and information on the financial statements quarterly and half-year to be supplied by the Board of Directors to markets and their supervisory bodies.

The Group has an internal audit unit, which supports the Group Audit Committee in monitoring internal control system over financial reporting. The Internal Audit Direction depends functionally on the Audit Committee and hierarchically on the Chief Executive Officer.

The main objective of internal audit is to provide Group management and the Audit Committee of reasonable assurance that the environment and internal control systems operating within the Group companies have been properly designed and managed. For those purpose, during the fiscal year 2011 internal audit has coordinated and supervised the design and scope of the Group's internal control system over financial reporting, and subsequently has carried out the evaluation of the design and operation of control activities defined in the model. Annually the functioning of the general controls of the Group as well as controls related to the information systems and the key control activities are tested in the control system of financial information.

For each of the identified weaknesses is done an estimation of the economic impact and probability of expected occurrence, classifying it according to them. Also, for all the identified weaknesses is defined a plan of action to correct or mitigate the risk and a responsible for the management and an implementation schedule.

F.5.2. Whether it has a discussion procedure whereby the auditor (in accordance with the provisions of the Technical Auditing Rules), the internal audit function and other experts may report to senior management and to the Audit Committee or directors on major internal control weaknesses that have been identified during the processes for reviewing the financial statements and in any other processes that may have been entrusted to them. Information must also be provided on whether it has an action plan that seeks to correct or mitigate the weaknesses identified.

The significant deficiencies and material weaknesses that would have been revealed as a result of the internal audit's assessment of the of internal control system over financial reporting, are reported to both the Audit Committee and the external auditor. Internal Audit prepares an annual report on the evaluation of the internal control system of the Group's financial information in which is detailed for each weakness identified, a defined action plan or the mitigating controls, and those responsible for its implementation.

Additionally, ultimately, the internal control system is reviewed by the Group's auditor, who reports to the Audit Committee and gives its opinion on the effectiveness of internal control over financial reporting contained in the Group's consolidated financial statements, in order to record the financial information filed with the Securities and Exchange Commission.

F.6 Other relevant information

F.7 External auditor's report

Provide information on:

F.7.1. Whether the information of the ICFR sent to the markets has been reviewed by the external auditor, in which case the entity should include the relevant report as an annex. If that is not the case, reasons must be provided.

The system of internal control over financial reporting is reviewed by the auditor of the Group that gives its opinion on the effectiveness of internal control in accordance with the Sarbanes-Oxley Act. This report together with the financial information required by U.S. regulations shall be filed with the Securities and Exchange Commission in accordance with the deadlines established by the same.

G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS.

Indicate the company's degree of compliance with the recommendations of the Unified Code of Corporate Governance.

If any recommendations are not followed or are only followed in part, a detailed explanation must be provided as to why that is the case so that shareholders, investors and the market in general has sufficient information to be able to assess the conduct of the company. General explanations will not be acceptable.

1. **The bylaws of listed companies shall not limit the number of votes cast by a single shareholder nor contain other restrictions that preclude taking control of a company by acquiring its shares on the market.**
   See sections: A.10, B.1, B.2, C.1.23 and C.1.24

Complies

2. **When both the parent company and a subsidiary are listed companies, both shall publicly and accurately define:**

    a) **Their respective areas of activity and the business dealings between them, as well the listed subsidiary's business dealings with the other group companies;**
    b) **The mechanisms in place to resolve possible conflicts of interest that may arise.**

    See sections: D.4 and D.7

Not applicable

3. **Although not expressly required under company law, operations that result in a modification of company structure shall be submitted for approval at the annual shareholders meeting, especially the following:**

    a) **conversion of listed companies into holding companies through "subsidiarization" or reallocating to dependent companies core activities previously carried out by the originating company, even when the latter retains full control of the former;**
    b) **acquisition or disposal of key operating assets that would effectively alter the company's corporate purpose;**
    c) **operations that effectively result in the company's liquidation.**

    See sections: B.6

Complies

4. **Detailed explanation of the resolutions to be adopted at the Annual Shareholders Meeting, including the information referred to in Recommendation 27 shall be made public when the Notice of Meeting is issued.**

Complies

5. **Separate votes shall be taken at annual shareholders meeting on matters that are materially different, so that shareholders may express their voting preferences separately. This rule is applied specifically to:**

    a) **Appointment and ratification of directors, which shall be voted on individually;**
    b) **With reference to amendments of the bylaws, votes shall be taken on each article or articles that are substantially independent.**

Complies

6. **Companies shall allow split votes so that financial intermediaries who are the shareholders of record acting on behalf of different clients may cast their votes according to their clients' instructions.**

Complies

7. **The Board of Directors shall perform its duties with unity of purpose and independent criteria, afford all shareholders equal treatment, and be guided by the best interests of the company, which may be defined as constantly seeking to maximize the company's value over time.**

The Board shall ensure that in its relationships with stakeholders, the company abides by all laws and regulations, fulfills its obligations and contracts in good faith, respects the customs and good practices of the sectors and territories in which it does business, and observes any additional principles of social responsibility that it has voluntary accepted.

Complies

8. **The core components of the Board's mission shall be to approve the company's strategy and organize its implementation, as well as to supervise and ensure that management meets its objectives and pursues the company's interests and corporate purpose. In that regard, the Board in full shall approve:**

a) The company's general policies and strategies, and in particular:

i) The strategic or business plan, management targets and annual budgets;

ii) Investment and financing policy;

iii) Design of the structure of the corporate group;

iv) Corporate governance policy;

v) Corporate social responsibility policy;

vi) Remuneration policy and evaluation of the performance of senior management;

vii) Risk control and management policy, as well as periodic monitoring of internal information and control systems.

viii) Policy on dividends and treasury shares, and the limits applied thereto.

See sections: C.1.14, C.1.16, and E.2

b) The following decisions:

i) At the proposal of the company's chief executive, the appointment and removal of senior managers, as well as their compensation clauses.

ii) Remuneration of directors, as well as in the case of executive directors, additional compensation for their executive duties and other conditions that must be respected in their contracts.

iii) Financial information that listed companies must periodically disclose.

iv) Investments or operations of any nature, which due to the amount involved or their characteristics are considered as strategic, unless they require the approval of the shareholders at the annual meeting;

v) **The incorporation or acquisition of interest in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any similar transactions or operations, which due to their complexity may impair the group's transparency.**

c) **Operations that the company conducts with directors, significant shareholders, shareholders represented on the board, or with persons related thereto ("related-party transactions").**
However, board authorization shall not be required for related-party transactions that simultaneously meet the following three conditions:

1. Those governed by standard-form contracts applied equally to a large number of clients;
2. Those made at prices or rates generally set by the supplier of the goods or services in question;
3. Those whose value does not exceed 1% of the company's annual revenue.
It is recommended that the Board approve related-party transactions only after having received a favorable opinion from the Audit Committee or, if applicable, any other committee exercising that function; and that directors affected by the transactions should neither vote nor be present at the meetings in which the Board deliberates and votes thereon.

It is recommended that the Board not be allowed to delegate the powers attributed to it herein, with the exception of those mentioned in sections b) and c), which for reasons of urgency may be exercised by a delegated committee, and subsequently ratified by the board in full.
See sections: D.1 and D.6

Partially complies

The company complies with all points with the exception of b) i). The Nomination and Compensation Committee has the authority to report the appointment and removal of senior management.

9. **In order to achieve effectiveness and full participation, it is recommended that the Board have no fewer than five and no more than fifteen members.**
See section: C.1.2

Complies

10. **External directors representing significant shareholdings and independent directors should constitute a broad majority of the Board, while the number of executive directors should be kept at a necessary minimum, taking into account the complexity of the corporate group and the percent of the executive directors' interests in the company's share capital.**
See sections: A.3 and C.1.3.

Complies

11. Among external directors, the relationship between the number of directors representing significant shareholdings and independent directors shall reflect the proportion existing between share capital represented by directors representing significant shareholdings and the rest of the company's capital.

This criterion of strict proportionality may be relaxed so that the weight of significant shareholdings may be greater than the percentage of the total capital that they actually represent in the following cases:

1. **In large cap companies where few or no equity stakes meet the legal threshold to be considered significant shareholdings, but where there are shareholders with share packages having a high absolute value.**
2. **In companies in which many shareholders are represented on the board, and who are not otherwise related.**

See sections: A.2, A.3 and C.1.3

Complies

12. Independent directors should comprise at least one third of all board members.

See section: C.1.3

Complies

13. The Board shall explain the nature of each director to the shareholders at the Annual Shareholders Meeting that is to ratify his/her appointment, and confirm or, if applicable, review that status annually in the Annual Report on Corporate Governance, after having verified it with the Nominations Committee. That report should likewise explain the reasons for appointing directors representing significant shareholdings at the request of shareholders holding less than 5% of capital stock; and explain the reasons, if applicable, for having denied formal requests for representation on the board from shareholders whose stake is equal to or higher than the stake of others whose requests to appoint directors representing significant shareholdings were granted.

See sections: C.1.3 and C.1.8

Complies

14. When there are few or no female directors on the Board, the Nominations Committee takes when filling new vacancies to ensure that:

a) **Selection procedures are not implicitly biased against the selection of female directors;**
b) **The company deliberately seeks and includes among potential candidates women who meet the required profile.**

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4.

Complies

15. The Chairman, as the person responsible for the efficient operations of the Board, shall ensure that all directors receive in advance sufficient information,

stimulate debate and the active participation of board members at board meetings, ensure that they can freely take sides and express their opinions, and organize and coordinate with the chairmen of the relevant committees periodic evaluations of the board, as well as, when applicable, the chief executive officer.

See section: C.1.19 and C.1.41

Complies

16. When the Chairman of the Board is also the company's Chief Executive Officer, one of the independent directors should be empowered to request that a meeting of the board be called or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct the board's evaluation of the Chairman.

See section: C.1.22

Explain

In addition to the Chairman, who may call a meeting of the Board of Directors as often as he deems warranted to ensure the proper functioning of the company, it is considered appropriate that two or more directors (whether independent or not), the Chief Executive Officer or the Delegated Committee may request that a meeting of the board be called (Article 22 of the Company Bylaws and Article 15 of the Board of Directors Regulation).

Likewise, with regard to give voice to the concerns of external directors, is considered that this possibility is sufficiently secured, since, according to Article 10 of the Board of Directors Regulation, the Chairman has to encourage active participation of the directors during the sessions of the Board, safeguarding their free opinion and expressing of opinion. As indicated for purposes of item C.1.22 of this Report it is noted that, although the Company has not established rules authorizing an independent director to request call of the board or inclusion of new points on the agenda, since the 2013 financial year, on the initiative of the Chairman of the Board, the outside directors have met from time to time to coordinate and air their concerns, although that authority has not been expressly covered by the Company's internal regulations

Lastly, it is considered appropriate, and so provides article 10 of the Board of Directors Regulation, that the Chairman organizes and coordinates with the Chairmen of the relevant committees the periodic evaluation of the Board, with the previous report of the Corporate Governance Committee (article 26 of the Board of Directors Regulation).

17. The Secretary to the Board shall take special steps to ensure that the Board's actions:

a) Adhere to the spirit and letter of the laws and their implementing regulations, including those issued by regulatory bodies;
b) Conform to the provisions of the Company Bylaws, Shareholders Meeting Regulation, Board of Directors Regulation and other company regulations;
c) Take into account the corporate governance recommendations contained in the Unified Code that the company has accepted.

And to ensure the Secretary's independence, impartiality and professionalism, his/her appointment and removal shall be submitted to the Nominations Committee for its opinion and approved at a meeting of the full board; and this procedure for appointment and removal should be set forth in the Board of Directors Regulation.

See section: C.1.34

Partially complies

It is not provided in that the Nomination and Compensation Committee reports with respect to the removal of the Secretary.

18. The Board shall meet with the frequency required to enable it to efficiently perform its functions, following a schedule of dates and matters to be determined at the beginning of the year, and each director shall be allowed to propose additional items on the agenda not initially included.

See section: C.1.29

Complies

19. Directors' absences from board meetings shall be kept to a minimum and shall be quantified in the Annual Report on Corporate Governance. Directors who have no choice but to appoint a proxy shall issue proxy voting instructions.

See sections: C.1.28, C.1.29 and C.1.30

Complies

20. When directors or the Secretary express concerns about a given proposal, or in the case of directors, about the performance of the company, and these concerns are not addressed by the Board, the person expressing those concerns may request that they be recorded in the minutes.

Complies

21. The Board shall evaluate annually:

a) The quality and efficiency of the Board's operations;
b) The performance of the Chairman of the Board and the Chief Executive Officer, based on the Nominations Committee report;
c) The performance of the board committees, based on the reports they submit.

See section: C.1.19 and C.1.20

Complies

22. All directors shall be able to exercise their right to receive the additional information they deem warranted concerning matters of the Board's competence. Unless otherwise stipulated in the Bylaws or the Board of Directors Regulation, they should make such requests to the Chairman or Board Secretary.

See section: C.1.41

Complies

23. All directors shall have the right to obtain from the company the guidance they require in the performance of their duties. The company shall establish

suitable channels for the exercise of this right, which in special circumstances may include outside assistance provided at the company's expense.

See section: C.1.40

Complies

24. Companies shall set up an orientation program to promptly provide new directors with sufficient knowledge of the company and its rules of corporate governance, while likewise offering directors ongoing training programs when circumstances so warrant.

Partially complies

In practice this information is provided without a formal program.

25. Companies shall demand that directors devote the time and effort necessary to efficiently perform their duties, and in that regard:

a) Require directors to inform the Nominations Committee of other professional obligations they have, in the event that they might interfere with the dedication their directorships require;

b) Establish limits as to the number of boards of directors on which their directors may sit.

See sections: C.1.12, C.1.13 and C.1.17

Partially complies

The company doesn´t limit the number of boards on which directors may sit.

26. The proposed appointment or reelection of directors that the Board submits at the Annual Shareholders Meeting, as well as their provisional appointment by cooptation, shall be approved by the Board:

a) At the proposal of the Nominations Committee in the case of independent directors.

b) After receiving the prior opinion of the Nominations Committee in the case of all other directors.

See section: C.1.3

Complies

27. Companies shall provide on their websites and maintain updated the following information concerning their directors:

a) Professional profile and biography;

b) Other boards of directors on which they sit, whether listed companies or otherwise;

c) Indication of the type of director, and in the case of directors representing significant shareholdings, the identity of the shareholders whom they represent or with whom they maintain business relations.

d) Dates of first and subsequent appointments as director, and;
e) Shares in the company or stock options that the director holds.

Complies

28. Directors representing significant shareholdings shall resign when the shareholders they represent sell all of their interests in the company. They shall also do so when the shareholders in question reduce their shareholdings to the extent that would require a reduction in the number of directors representing those shareholders.

See sections: A.2, A.3 and C.1.2

Complies

29. The Board of Directors shall not propose the removal of any independent director before he concludes the term in office mandated in the bylaws for which he was appointed, unless after receiving the opinion of the Nominations Committee, the Board deems that there is just cause to do so. In particular, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post or incurs in any of the circumstances which results in him losing his independent status, in accordance with the provisions of Order ECC/461/2013.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation resulting in changes in the company's capital structure warrant changes in the Board based on the proportionality criterion set forth in Recommendation 11.

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

30. Companies shall establish rules that oblige directors to inform and, if warranted, to resign in situations that may impair the credit and reputation of the company, and specifically, rules that oblige them to inform the Board of any criminal process in which they are indicted, as well as the progress of any subsequent proceedings.

If a director is indicted or legal proceedings are commenced against him for any of the offenses set forth in Article 213 of the Capital Companies Act, the Board shall examine his case as soon as possible and, in view of the specific circumstances, decide whether the director should continue in his post. The Board shall provide details of the foregoing in the Annual Corporate Governance Report.

See sections: C.1.42, C.1.43

Partially complies

Article 21.2.2) of the Board of Directors Regulation provides that directors shall offer their resignations to the Board of Directors and, if the Board deems it warranted, effectively resign *"when based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a fast-track criminal*

proceeding."

31. All directors shall clearly express their opposition when they consider any proposed decision submitted to the Board to be contrary to the company's interests. Independent directors and others not affected by a conflict of interest shall do likewise when the decision in question could prejudice shareholders not represented on the Board.

When the Board adopts significant or reiterated decisions about which a director has expressed serious reservations, he shall draw the pertinent conclusions and, if he chooses to resign, explain his motives in the letter referred to in the following recommendation.

This Recommendation shall also apply to the Secretary to the Board, whether a board member or not.

Complies

32. Any director who resigns or otherwise leaves his post before the end of his tenure shall explain his motives in a letter addressed to all of the members of the Board. Regardless of whether the resignation is disclosed as relevant information, the reasons therefore shall be set forth in the Annual Corporate Governance Report.

See section: C.1.9

Complies

33. Any remuneration that includes stock in the company or group companies, stock options or instruments pegged to stock prices, variable retribution linked to company performance or benefit plans shall be limited to executive directors.
This recommendation shall not include delivery of stock when it is contingent upon the directors' holding the stock until the end of their tenure as director.

Explain

About 40% of remuneration paid to no executive directors for their membership of the board may be satisfied in shares of PRISA, at their will and without being conditioned to by any term of maintenance.

34. Remuneration of external directors shall be sufficient to compensate them for their commitment, qualifications and the responsibility that the post entails, but not so high as to compromise their independence.

Complies

35. Remuneration linked to company performance shall take into account any possible qualifications stated in the external auditor's Audit Report that may reduce those results.

Explain

This hypothesis has not been considered.

36. In the case of variable remuneration, remuneration policies shall include precise technical safeguards to ensure that that remuneration actually reflects the professional performance of the beneficiaries and is not simply derived from the general evolution of the markets or the company's sector of activities or other similar circumstances.

Complies

37. When there is a Delegated or Executive Committee (hereinafter, the "Delegated Committee"), its structure and composition with respect to the different categories of directors shall be similar to the Board's, and its secretary shall be the Secretary to the Board.

See sections: C.2.1 and C.2.6

Partially Complies

The Secretary of the Delegated Committee is the same as the Board of Directors. However, the composition of the Delegated Committee is not similar to that of the Board of Directors, as explained in section C.2.6 of this report

38. The Board shall always be informed of the matters discussed and decisions adopted by the Delegated Committee and all board members shall receive a copy of the minutes of the meeting of the Delegated Committee.

Complies

39. In addition to the Audit Committee provided for in the Securities Market Law, the Board of Directors shall form one or two separate committees for appointments and remuneration.

The rules governing the composition and operations of the Audit Committee or the Nominations and Compensations Committee (or committees) shall be included in the Board of Directors Regulation and stipulate the following:

a) The Board shall designate the members of those committees, taking into account the knowledge, skills and experience of the directors and members of each committee; shall deliberate on their proposals and opinions; and the committees shall report on their activities and work at the first full board session following their meetings;

b) These committees shall be composed exclusively of external directors, with a minimum of three. The foregoing is without prejudice to the fact that

executive directors or senior managers may attend committee meetings when expressly agreed by the committee members.

c) **The committees shall be chaired by independent directors.**

d) **Committees may seek external advice when it is deemed necessary for the performance of their duties.**

e) **Minutes shall be taken of committee meetings, and copies thereof shall be sent to all board members.**

See sections: C.2.1 and C.2.4

Complies

40. Supervision of compliance with internal codes of conduct and rules of corporate governance shall be vested in the Audit Committee, the Appointments Committee or, if they exist separately, the Compliance or Corporate Governance Committees.

See sections: C.2.3 and C.2.4

Complies

41. The members of the Audit Committee and especially its chairman shall be appointed taking into account their knowledge and experience in the area of accounting, audits and risk management.

Complies

42. Listed companies shall have an internal audit department which, under the supervision of the Audit Committee shall ensure the proper functioning of internal information and control systems.

See sections: C.2.3

Complies

43. The person in charge of the internal audit shall present to the Audit Committee his/her annual work plan; inform the committee directly of any incidents that may arise when conducting the audit; and shall submit a report of its activities at the end of each financial year.

Complies

44. The risk management and control policy shall identify at least the following:

a) **Different types of risks (operational, technological, financial, legal, reputational ...) which the company may encounter, including among the financial or economic risks contingent liabilities and off-balance sheet risks;**

b) **Establishing the level of risk that the company deems acceptable;**

c) **Measures to mitigate the impact of identified risks, in the event they materialize;**

d) **Information and internal control systems to be used to control and manage those risks, including contingent liabilities and off-balance sheet risks.**

See section: E

Complies

45. The Audit Committee shall:

1° With respect to information and internal control systems:

a) Ensure that the main risks identified as a result of supervising the efficacy of the internal control of the company and the internal audit, if appropriate, are adequately managed and disseminated.

b) Ensure the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of the internal audit service; propose the budget for this service; receive regular reports on its activities; and verify that senior management is acting on the conclusions and recommendations contained in its reports

c) Establish and supervise a mechanism to enable staff to report, on a confidential and, if appropriate, anonymous basis, any potentially significant irregularities, particularly financial or accounting irregularities, they may detect at the company.

2° As regards the external auditor:

a) Receive regular information from the external auditor on the audit plan and the results of its implementation, and check that senior management is acting on its recommendations;

b) Ensure the independence of the external auditor, to which end:

i) The company should disclose any change of auditor to the CNMV as a material event, accompanied by a statement of any disagreements with the outgoing auditor and the reasons for same.

ii) In the event of withdrawal by the auditor

See sections: C.1.36, C.2.3, C.2.4 y E.2

Complies

46. The Audit Committee shall be able to meet with any employee or manager of the company, and may even require that they appear without the presence of another manager.

Complies

47. The Audit Committee shall issue an opinion to the Board before the Board adopts any decisions concerning the following matters listed in Recommendation 8:

a) Financial information that a listed company must disclose periodically. The committee shall ensure that the interim accounts are prepared using the same accounting criteria as the annual accounts and, to that end, consider a limited review by the external auditor.
b) The creation or acquisition of interests in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any other similar transactions or operations, which due to their complexity may impair the group's transparency.
c) Related-party transactions, unless the function of issuing an advisory opinion has been attributed to another supervision and control committee.

See sections: C.2.3 and C.2.4

Complies

48. The Board of Directors shall endeavor to present the accounts at the Shareholders Meeting without reservations or qualifications in the audit report and, in exceptional circumstances where they exist, both the Chairman of the Audit Committee and the auditors shall clearly explain to the shareholders the content and scope of those reservations or qualifications.

See section: C.1.38

Complies

49. The majority of the members of the Nominations Committee (or the Nominations and Compensations Committee, if they form a single committee) shall be independent directors.

See section: C.2.1

Complies

50. In addition to the functions indicated in the preceding Recommendations, the Nominations Committee shall perform the following:

a) Evaluate the skills, knowledge and experience needed on the Board, and in consequence define the functions and aptitudes required of the candidates to fill each vacancy, and evaluate the time and devotion required to enable them to properly perform their duties.
b) Examine and organize in the manner deemed appropriate the succession to the Chairman and Chief Executive and, if warranted, make proposals to the Board, so that succession may take place in a ordered and well-planned manner.
c) Issue opinions concerning the appointments and removal of senior managers that the Chief Executive proposes to the Board.
d) Issue opinions to the Board concerning matters of gender diversity set forth in Recommendation 14 of the Code.

See section: C.2.4

Complies

51. **The Nominations Committee shall consult the Chairman and the Chief Executive, especially with regard to matters concerning executive directors.**
Any director may ask the Nominations Committee to consider potential candidates to cover vacant directorships considered to meet the required profile.

Complies

52. **In addition to the functions indicated in the preceding Recommendations, the Compensations Committee shall have the following duties:**
    a) **To propose to the Board of Directors:**
        i) **The remuneration policy for directors and senior management;**
        ii) **The individual remuneration of executive directors and the other conditions of their contracts.**
        iii) **The standard conditions of the contracts of senior managers.**
    b) **To ensure that the company's remuneration policy is observed.**

See sections: C.2.4

Complies

53. **The Compensations Committee shall consult with the Chairman and Chief Executive, especially with regard to matters concerning directors and senior managers.**

Complies

H. OTHER INFORMATION OF INTEREST

If you believe there are relevant principles or aspects concerning the corporate governance practices applied by your company that have not been presented in this report, please identify and explain their content below.

-With regard to Section A.1 of this report it should be underscored that:

i) Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

a) Capital increases by issuing Class A shares to attend the windows 25 to 34 for exercise of PRISA Warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010). The exercise of Warrants resulted in subscription of an equivalent number of newly-issued Class A common shares

PRISA Warrants quote on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A shares as underlying titles, their exercise price amounts 2 euros and they may

be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

b) Exercise of the conversion rights of the Class B shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued.

c) Capital increases by issuing ordinary Class A shares, for the payment of: i) the minimum annual dividend of Class B shares for the year 2012 and ii) the minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013. These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012. and the General Shareholders Meeting held on June 22, 2013.

ii) The shareholdings in PRISA at December 31, 2013, were as stated in section A.1 of this Report. The share capital has been modified during 2014 financial year.

iii) The indicated date of amendment (22/10/2013) is the date of inscription in the Commercial Registry of the last deed modifying capital during the 2013 financial year.

iv) Class B shares are non- voting convertible shares that will be entitled to receive a minimum dividend per share of 0.175 euros per annum, from the date of their issue, and that will be governed as expressly provided in articles 6 and 8 of the Articles of Association and in accordance with articles 98 and following of the Companies Act.

v) Likewise and as indicated in section A.12 of this report, within the framework of the refinancing the Company's bank debt, that has been signed with all the banks and certain institutional investors representing the entirety of PRISA's financial debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "PRISA Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "PRISA Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "Warrants" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the PRISA Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

- With regard to **Section A.2** of this report it should be underscored that:

i) The reported significant holdings are those that as per December 31, 2013 had been disclosed by their holders to the CNMV.

ii) The declared indirect interest of Rucandio, S.A. (234,266,778 voting rights) at December 31, 2013, was held through the entities stated in section A.2 and, likewise, through 28,088,522 voting rights of the Company subject to the Prisa Shareholders Agreement signed on December 22, 2011 (in which Rucandio indirectly holdes the mayority of votes), which is described under heading A.6 in this Report.

Consequently, the indirect participation of Rucandio, SA in the Company, amounts to 31.629% of the share capital with voting rights.

iii) BH Stores IV, B.V. is a subsidiary of Berggruen Holdings LTD, a 100% subsidiary of Nicolas Berggruen Charitable Trust. The ultimate beneficiary of the shares of BH Stores IV, B.V. is Nicolas Berggruen Charitable Trust. Mr. Nicolás Berggruen is a member of the Board of Directors of Berggruen Holdings. Likewise it is underscored that of the 28,422,994 voting rights declared by BH Stores, 14,396,544 are represented by 3,599,136 ADR´s representing Class A ordinary shares.

iv) Of the 14,695,000 voting rights held by Inmobiliaria Carso, S.A, 6,030,000 are indirectly owned, but the information published on the CNMV does not no record who is the direct holder of such participation.

v) The most significant changes in the shareholding structure during the financial year are those declared by the owners of the shares to the CNMV at December 31, 2013.

- With regard to **Section A.3** of this report it should be underscored that:

i) As indicated above, of the indirect voting rights declared by Mr. Nicolás Berggruen (28,422,994) and which direct holder is BH Stores IV, B.V., 14,396,544 are represented by way of 3,599,136 ADRs representing Class A shares of PRISA.

ii) The 400 voting rights declared by Mrs. Arianna Huffington are represented by way of 100 ADR´s represeting Class A shares of PRISA.

iii) "The rights on shares of the company" consist of the following:

- Preemption rights documented in the form of warrants: The rights declared by the following directors are treated as warrants: Juan Luis Cebrián Echarri, Manuel Polanco Moreno, Agnes Noguera Borel, Borja Pérez Arauna, Gregorio Marañón y Bertrán de Lis and Juan Arena de la Mora.

- Class B shares: at December 31, 2013, Mr. Nicolas Berggruen was the indirect owner (through BH Stores IV, B.V.) of 33,438,840 Class B shares of Prisa.

  Class B shares are declared as "rights on shares of the company" in accordance with the instructions in CNMV Circular 5/2013, which provides that "*to be indicated under Number of Rights is ultimate possession of voting rights attributed to the shares by reason of the financial instrument embodying the right or obligation to acquire or transfer in accordance with Royal Decree 1362/2007*". Each class B share may be converted into a common Class A share (those being the shares having voting rights), at any time, in the discretion of the holder.

-With regard to **Section A.6** of this report it should be underscored that:

i) The information regarding shareholders agreements was declared to the CNMV in material disclosures no 155,690 and 155,942, dated December 23 and December 30, 2011, respectively, in material disclosure no 157,599 dated February 7, 2012 and also in material disclosure no 193,575 dated October 7, 2013.

ii) Shareholder Agreement in Rucandio, S.A.
On December 23, 2003 in a private document Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno–deceased- (whose children have succeeded to her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel signed a Family Protocol, to which a Shareholder Syndicate Agreement was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside the Polanco Family in Rucandio, S.A. in the following terms: (i) the syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders; (ii) if an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

iii) Shareholder Agreement in Promotora de Publicaciones, S.L.:
The shareholders agreement was signed on May 21, 1992 and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timon S.A. and a group of shareholders of Promotora de Informaciones, S.A. entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones, S.L. (hereinafter, "Propu") and their participation therein. Basically, the undertakings set forth in that agreement are as follows: a) each majority shareholder shall have at least one representative on the Board of Directors of Prisa and, to the extent possible, the governing body of Propu shall have the same composition as Prisa's; b) Propu shares to be voted at Prisa's General Shareholders Meetings will be previously determined by the majority members. Propu members who are likewise members of Prisa's Board of Directors shall vote in the same manner, following instructions from the majority shareholders; c) in the event that Timon, S.A. sells its holdings in Propu, the remaining majority shareholders shall have the right to sell their holdings in Propu on the same terms to the same buyer, to the extent that the foregoing is possible.

iv) Agreement of shareholders of Promotora de Informaciones S.A. (PRISA):
Regarding the Propu Shareholders Agreement referred to in the preceding section, that company agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of PRISA shares. This transaction was structured in the form of a reduction of capital, for which purpose PROPU acquired some of its own shares, in exchange delivering shares and warrants of PRISA to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

On December 22, 2011, before Madrid notary Mr. Rodrigo Tena Arregui, a Shareholders Agreement was signed by PROPU, TIMÓN, S.A. and ASGARD INVERSIONES, S.L.U. (all of

them controlled by RUCANDIO), together with those other individuals and legal persons that, to that date having been shareholders of PROPU, had maintained the syndication agreement pursuant to which: (i) without amending the content of principal terms of the existing agreement of shareholders of PROPU, the legal relationships under the agreement of shareholders of PROPU were adjusted to the fact that the concerted controlling interest in PRISA was held directly and (ii) its term was reduced to September 30, 2014, otherwise maintaining the same terms as in the existing agreement of shareholders of PROPU, in such manner that RUCANDIO would continue to hold its controlling interest in PRISA.

v) The concerted actions known to the Company are the shareholders agreements described above.

- With regard to **Section A.8** of this report it is stated for the record that the percentage of the share capital represented by treasury shares (0.174%) is calculated by reference to the share capital with voting rights.

- With regard to **Section A.10** of this report it should be underscored that ordinary Class A shares don´t have any restriction on the exercise of voting rights. Convertible Class B shares are non-voting shares as provided in articles 6 and 8 of the Bylaws and in Law, except for legal provisions.

- With regard to **Sections B.6 and G.3** of this report it is stated for the record that although the Company has not expressly decided that decisions that entail a structural modification of the Company must be submitted to the General Meeting for approval, article 12 of the Articles of Association, in addition to listing a series of powers expressly conferred on the General Meeting, provides that it will also be the responsibility of the General Meeting "to be informed of or to decide on any other matter which the Board of Directors decides should be referred to or decided by the General Meeting because it takes the view that it is particularly important for the Company's interests".

It is also stated for the record that the Company has not submitted operations of this kind to the General Meeting for approval because they have not arisen.

-With regard to **Section C.1.2** of this report it should be underscored that:

i. Appointment of Mr. Juan Luis Cebrian Echarri as Chairman of the Board of Directors was approved on 20 July 2012;

ii. Appointment of Mr. Manuel Polanco Moreno as Deputy Chairman was approved on 20 July 2012.

iii. Appointment of Mr Fernando Abril-Martorell as Chief Executive Officer was approved on 20 July 2012.

iv. La Junta de Accionistas celebrada el 10 de diciembre de 2013 fijó en 16 el número de consejeros. A 31 de diciembre de 2013 el número de consejeros era de 14.

- With regard to **Section C.1.3** of this report it should be underscored that Mr.Manuel Polanco is an external director representing significant shareholdins having been appointed by Timón, S.A and, likewise, is an executive director.

- With regard to **section C.12.** of this report it should be underscored that Company director Ms. Agnès Noguera Borel holds the following posts on the boards of directors of the following companies: